

Management Proxy Circular and Notice of Annual Meeting of Shareholders

June 5, 2024

THOMSON REUTERS®

YOUR VOTE AND PARTICIPATION AS A SHAREHOLDER IS IMPORTANT.
Please read this document and vote.

Notice of Annual Meeting of Shareholders of Thomson Reuters Corporation

We are pleased to invite you to attend our 2024 annual meeting of shareholders.

When
Wednesday, June 5, 2024
12:00 p.m. (Eastern Daylight Time)

Where
Roy Thomson Hall
60 Simcoe Street
Toronto, Ontario, Canada

A live audio webcast will be available on our website at www.thomsonreuters.com. A replay of the webcast will be posted on our website after the meeting.

To our Shareholders,

We are pleased to invite you to attend the 2024 Thomson Reuters annual meeting of shareholders on Wednesday, June 5, 2024 at 12:00 p.m. (Eastern Daylight Time). Our company will be holding this meeting in-person at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. A live audio webcast of the meeting will also be available on our website at www.thomsonreuters.com. A replay of the webcast will be posted on our website after the meeting.

Business of the Meeting

At the meeting, shareholders will be asked to:

1. Receive our consolidated financial statements for the year ended December 31, 2023 and the auditor's report on those statements;

2. Elect directors;

3. Appoint PricewaterhouseCoopers LLP as the auditor and authorize the directors to fix the auditor's remuneration;

4. Consider an advisory resolution on executive compensation; and

5. Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

You can read about each of these items in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2023 performance and our plans for Thomson Reuters going forward. Shareholders in attendance will have an opportunity to ask questions.

Participating in the Meeting

The process for participating in the meeting depends on whether you're a registered or non-registered shareholder. You can find more information about these terms in the "Voting Information and How to Attend" section of the accompanying management proxy circular.

- Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the meeting, submit or ask questions and vote at the meeting in person.

- **If you are a non-registered shareholder (or "beneficial owner") who wishes to attend the meeting, submit or ask questions and vote in-person, you have to appoint yourself as proxyholder first and then also register with our transfer agent, Computershare Trust Company of Canada. If you're a non-registered shareholder and don't appoint yourself as proxyholder, you can still attend the meeting as a guest, but you won't be able to submit or ask questions or vote at the meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to Computershare Trust Company of Canada.**

Please carefully follow the instructions in the "Voting Information and How to Attend" section of the accompanying management proxy circular and on your form of proxy or voting instruction form (VIF).

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on April 19, 2024.

Notice-And-Access

We are using the "notice-and-access" system for the delivery of our proxy materials through our website, **www.thomsonreuters.com**, similar to last year's meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

Voting

Your vote is important. If you're unable to attend the meeting in person, please vote by proxy. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you're a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, June 3, 2024 or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you're a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson
Chairman of the Board

Steve Hasker
President & Chief Executive Officer

April 22, 2024

Letter to Shareholders

We will be holding this year's annual meeting of shareholders **in-person** at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. This circular provides information and instructions regarding how to participate in the annual meeting.

To our Shareholders,

Agility and resilience are recurring themes for our business and customers. The latter became more important in 2023 with a convergence of challenges across the international landscape. 2023 was also a year of significant innovation despite continued macro-economic uncertainty and geopolitical tensions. A new chapter in technological transformation began to unfold with the roll out of generative artificial intelligence (generative AI), bringing with it the potential to expedite significant change across business and society.

Thomson Reuters is resolved in our purpose, *To Inform the Way Forward*. We have embraced this period of seismic change as an opportunity to lead, assisting our customers to address their most complex challenges and providing them with the information and tools required to make confident decisions in a fast-moving environment.

Our Trust Principles guide us as we deliver trusted and meaningful applications of generative AI cutting-edge technology to our customers. Our long history in leveraging the latest innovations, coupled with our expertise and vision, enables us to guide professionals towards an understanding of generative AI's potential, and to harnessing the opportunity.

2023 Achievements

Thomson Reuters is ideally placed to lead professionals on generative AI, being pioneers in the application of AI and machine learning in our professional information products. Our company seized the recent opportunities from generative AI and began to integrate the technology into our flagship information and research solutions for legal professionals. This was made possible through the transformation of our own business through our Change Program.

The multi-year Change Program, completed in 2022, accomplished the transition of Thomson Reuters from a holding company to a streamlined and focused operating company with multiple businesses concentrated on content-driven technology. The refinement and simplification of our product portfolio and the streamlining of our infrastructure enables us to respond more nimbly to changing market conditions. We have rapidly deployed new innovations, which help to redefine professional work and enable our customers to thrive.

With this new foundation firmly in place, in 2023 we delivered on our "build, partner, buy" strategy. We accelerated our ability to provide the best solutions at pace across our portfolio, with unprecedented speed and decisiveness. In 2023, we also announced an additional investment of more than $100 million per year in the next few years in AI, focused upon integrating responsible AI into our flagship content and technology solutions.

For the 'build' component of our strategy we enhanced those products in which we have the content, the technology and the domain expertise to excel, adding generative AI capabilities to Westlaw Precision and Practical Law. This helps us equip professionals with better, faster answers to complex research questions drawn from the industry's most comprehensive curated content.

For the 'partner' element, we are integrating with major technology providers to provide connections to the solutions our customers employ every day. An example of this is our collaboration with Microsoft to enhance our contract drafting solution with Microsoft 365 Copilot for Word.

In support of the 'buy' element of our strategy, we made strategic acquisitions that are enabling us to move faster, most significantly with our acquisition of Casetext in August 2023. We are building upon the AI-assistant experience Casetext pioneered, with plans to launch a comprehensive AI assistant in 2024 that will become the customer interface across all Thomson Reuters' generative AI products.

In addition, in March 2024 we closed on the acquisition of Pagero, a global leader in e-invoicing and indirect tax solutions. We believe Thomson Reuters is the best home for Pagero and are excited about our shared vision to provide corporate customers with automated, secure and compliant tax solutions. We look forward to working together with the talented team at Pagero.

This three-pronged approach provides the flexibility to deliver innovative, technology-driven solutions that meet our customers' evolving needs, which in turn enables them to best serve their clients. In fact, according to our recent Future of Professionals Report, which surveyed more than 1,200 professionals working across legal, tax, accounting, global trade and risk and compliance industries, improving productivity and producing high-quality advice were their top priorities. We will continue to build our understanding of how emerging technologies are impacting the professionals and industries we serve as well as the greater society at large – today and tomorrow.

Our ability to deliver on our strategy is also underpinned by our development of the Thomson Reuters' generative AI platform, a common platform for application development, including AI features and functionality. The latter features an "AI skills factory" that allows subject-matter experts who are not engineers or software developers to safely experiment with building new AI tools to address business needs. The new generative AI platform will help drive faster innovation at scale across our product portfolio delivering skills like AI Assisted Research on Westlaw Precision at a pace.

In support of our key business initiatives, we are committed to ensuring our global workforce of approximately 26,000 colleagues is upskilled and ready to serve professionals. Starting from our foundational Data and AI Ethics Principles (https://www.thomsonreuters.com/en/artificial-intelligence/ai-principles.html), we deliver training and technology that enhances colleague understanding and creates a safe and effective environment for application and learning. In addition, Thomson Reuters Labs created Open Arena, an enterprise-wide large language model (LLM) learning environment for colleagues, which has truly unlocked company-wide experimentation with generative AI in a safe and controlled environment.

Elsewhere in our business, we continue to set new standards for the delivery of trusted, timely information and insight and demonstrate courage and strength in the face of great challenges. In 2023, our Reuters News division received more than 150 journalism award recognitions for its exceptional investigative, breaking news and visuals coverage while delivering truly exceptional work in the areas of banking, crypto, economics and from the front lines of two major conflict zones.

Throughout this incredibly volatile period of technological, geopolitical and economic change, we drove strong financial performance for the year, meeting our key 2023 guidance metrics. We met or exceeded the targets for all our financial metrics, including organic revenue growth, adjusted EBITDA margin and free cash flow. Our company's revenues increased 3%, despite the loss of revenues from divested businesses, while organic revenues increased 6%*, and our core markets remain stable. Operating profit was over $2.3 billion, and our diluted earnings per share was $5.80. Our adjusted EBITDA for the year increased 15% to nearly $2.7 billion* and the related margin rose 420bp to 39.3%*. Adjusted earnings per share was up to $3.51*, compared to $2.62* in 2022. We generated net cash from our operating activities of $2.3 billion and free cash flow of $1.9 billion*.

Our Opportunity

The pace of change witnessed in the past 12 months will accelerate in the year ahead and beyond. 2023 was a year of significant innovation and widespread experimentation with new technologies and the next year is likely to be defined by the ability to extract measurable and scalable value from that technology. Thomson Reuters is already leading this transition. We are primed to seize opportunities emerging from this evolving landscape, given the foundations firmly in place. Our company has a clear roadmap in place for the further roll out of generative AI capabilities across our product suite throughout 2024. Our solutions focus upon our strongest assets, being our proprietary content databases and our extensive teams of experts who train generative AI models to produce trusted and reliable results. This enables us to create intelligent, customer-centric products, services and workflows which improve productivity, obtain the right answers faster and deliver the highest quality insights to our customers and their clients, helping to transform professional work.

We will continue to invest in building trusted AI in a scalable and responsible way. The Thomson Reuters Ethics Advisory Committee was launched by a cross functional team of experts that builds upon existing governance tools to oversee and ensure the delivery of trusted AI and compliance with newly proposed AI legislation, ethics safeguards and best practices. Our Data and AI Ethics Principles were revitalized, as they remain at the forefront in our efforts to promote trustworthiness in our continuous design, development and deployment of AI and our use of data. This will enable us to continue to deliver solutions that set the bar for accuracy and reliability. We were proud to be selected as participants in the National Institute of Standards (NIST) U.S. Safety Institute Consortium focused on responsible AI development.

Our Role in the World

Thomson Reuters occupies an important space in a world that is changing rapidly, as both a technology leader and a trusted source of critical information. Our professional solutions are relied upon by the world's leading professionals to deliver the foundational facts and insights that support justice and transparency. Our technology is helping to set the standard for how the world will interact with, and benefit from AI. While the world around us continues to grow more complex with the stakes rising, we proceed with confidence. Our Trust Principles inspire the gravity of our actions not just in the growth of our company, but also the lives and livelihoods of our colleagues, our customers and investors, and our communities.

We were reminded of those high stakes of our work in October when Reuters visuals journalist Issam Abdallah was killed when a shell hit him while filming cross-border fire between Israel and Lebanon. The enormous risk associated with reporting from conflict zones is immense and the frequency with which devastating global conflicts have flared up in recent years is of grave concern for our global community of news gatherers. Reporting on world events with accuracy, integrity, independence and freedom from bias is core to our purpose, and it is critically important for our journalists to be able to do so safely.

Our company's focus upon making the foundations of societies stronger, compels us to do so by creating opportunities for innovation, community investment, volunteer impact and sustainable corporate citizenship. Our longstanding commitment to supporting communities in which we live and work was displayed through programmatic activities, volunteering and acts of service. Please visit our Social Impact Institute for more information about our company's and colleagues' commitment to social impact in our communities.

The success of our colleagues is of paramount importance to us. We have consistently launched new programs to support them in managing their personal and professional responsibilities. In 2023, we launched a first-of-its-kind global parental leave standard, as well as running quarterly Global Learning Days on strategic learning topics. Our Flex My Way program of supportive workplace policies continues to evolve and we are committed to making the wellbeing of our colleagues a priority.

At Thomson Reuters, we have always recognized the importance of speed, innovation and boldness of mission, but we have also never lost sight of our priorities to support our customers and our colleagues as our company grows and evolves. We are making good progress as we embark on this new chapter of AI-driven transformation and we look forward to celebrating our successes with you and our customers as this exciting journey continues. We remain grateful for your ongoing commitment to Thomson Reuters and for your trust in us to seek the right course with humility and conviction. Your support allows us to help inform the way forward in a time of such monumental change.

David Thomson
Chairman of the Board

Steve Hasker
President & Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the "Risk Factors" section of our 2023 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

* Non-International Financial Reporting Standards (non-IFRS) financial measures. Please see the note in the "Additional Information" section of this circular.

Shareholder resources on our website

Annual Meeting of Shareholders

- Management proxy circular – **www.thomsonreuters.com/2024AGMcircular/**
- Annual report – **www.thomsonreuters.com/2023annualreport/**

Corporate Governance Documents

- Corporate Governance Guidelines, Board committee charters, and position descriptions – **ir.thomsonreuters.com/corporate-governance/governance-highlights**

Environmental, Social and Governance (ESG)

- Social Impact & ESG Report – **www.thomsonreuters.com/en/about-us/social-impact.html**
- Code of Business Conduct and Ethics – **ir.thomsonreuters.com/corporate-governance/code-conduct**
- Supply Chain Ethical Code – **www.thomsonreuters.com/en/resources/global-sourcing-procurement.html**
- Human Rights Policy – **www.thomsonreuters.com/en/policies/human-rights-policy.html**
- Modern Slavery Act Transparency Statement – **www.thomsonreuters.com/en/modern-slavery-act.html**

Products and Services – www.thomsonreuters.com

Investor Relations – ir.thomsonreuters.com

Frequently Referenced Information

Table of Contents

Fast Facts About Thomson Reuters

Thomson Reuters informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. We serve professionals across legal, tax, accounting, compliance, government, and media. Our products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

The table below describes some of our key operating characteristics:

Attractive Industry	Balanced and Diversified Leadership	Attractive Business Model	Strong Competitive Positioning	Disciplined Financial Policies
• Currently our "Big 3" segments operate in an estimated $26 billion market expected to grow between 7% and 10% over the next 5 years • Legal, Tax & Risk markets are prime for content-driven innovation	• A leader in key Legal Professionals, Corporates, Tax & Accounting Professionals and News segments • Resilient businesses, historically stable, through periods of macroeconomic uncertainty • Approximately 500,000 customers; largest customer is approximately 5% of revenues*	• 80% of revenues are recurring • Fixed cost model supports long-term operating leverage • Strong and consistent cash generation capabilities	• Proprietary content plus data and human expertise combined with artificial intelligence (AI) and machine learning (ML) are key differentiators • Products deeply embedded in customers' daily workflows • 91% retention rate	• Focused and incentivized on organic revenue growth and free cash flow growth • Balance investing in business and returning capital to shareholders • Committed to maintaining investment grade rating with stable capital structure • Significant potential capital capacity affords optionality

* The news agreement with the Data & Analytics business of London Stock Exchange Group plc (LSEG).

2023 full-year results:
- Revenues – US$6.8 billion
- Operating profit – US$2.3 billion
- Adjusted EBITDA margin* – 39.3%
- Diluted earnings per share (EPS) – US$5.80
- Adjusted EPS* – US$3.51
- Net cash provided by operating activities – US$2.3 billion
- Free cash flow* – US$1.9 billion

Stock exchange listings (Symbol: TRI):
- Toronto Stock Exchange (TSX)
- New York Stock Exchange (NYSE)

Stock prices:
Closing price (April 12, 2024): C$209.89/US$152.38

High (2023): C$195.04/ US$146.22

Low (2023): C$154.46/ US$114.07

Market capitalization (April 12, 2024):
US$68.9 billion

Dividend per common share (as of April 12, 2024):
$0.54 quarterly ($2.16 annualized)

31 consecutive years of common share dividend increases.

All revenue information reflected in the first table above is based on our 2023 full-year results. Our "Big 3" segments refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments combined.

For more information about our company, visit **www.thomsonreuters.com**

* Non-International Financial Reporting Standards (non-IFRS) financial measures. Please see the note in the "Additional Information" section of this circular.

About this Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Wednesday, June 5, 2024. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated:

- information is as of April 12, 2024;

- all dollar amounts in this circular are expressed in U.S. dollars;

- applicable amounts translated to U.S. dollars from Canadian dollars utilized the average Canadian/U.S. dollar month-end exchange rate for 2023, which was C$1 = US$0.74219; and

- applicable amounts translated to U.S. dollars from Swiss francs utilized the average Swiss franc/U.S. dollar month-end exchange rate for 2023, which was CHF 1 = US$1.11676.

In this circular, the terms "we", "us" and "our" refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term "Woodbridge" refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the "Voting Information and How to Attend" section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a "foreign private issuer" for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Front cover photo credit: REUTERS/Issam Abdallah.

Business of the Meeting

Highlights

This year's meeting will cover the following items of business. Additional information is provided in this circular.

Item of Business	Board Vote Recommendation
1. Financial statements Receipt of our 2023 audited financial statements. • Our 2023 annual consolidated financial statements are included in our 2023 annual report, which is available in the "Investor Relations" section of our website, **www.thomsonreuters.com**. • Shareholders who requested a copy of the 2023 annual report will receive it by mail or e-mail. • Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.	N/A
2. Election of Directors (page 15 of the circular) At the meeting, 13 individuals are proposed to be elected to our Board of Directors. All of these individuals are currently directors of our company. • The Corporate Governance Committee believes that the director nominees have the qualifications, skills and experience necessary for the Board to fulfill its mandate. • A majority of our directors are independent and three of our directors (David Thomson, Ed Clark and Peter Thomson) are affiliated with our principal shareholder, Woodbridge. Only one director (our CEO, Steve Hasker) is a member of management. • The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate. • 38% of the director nominees are women and two have self-identified as racially or ethnically diverse. • Shareholders vote annually for individual directors. At last year's annual meeting, our director nominees who are standing for re-election received an average of 99% "for" votes.	✓ FOR each director nominee

The director nominees for this year's meeting are:

Name	Age	Director Since	Principal occupation	Committees	Overall Attendance at Board Meetings in 2023[1]	Other public boards
David Thomson	66	1988	Chairman of Woodbridge	–	100%/100%	–
Steve Hasker	54	2020	President and CEO of Thomson Reuters	–	100%/100%	1
Kirk E. Arnold ✓	64	2020	Advisor, General Catalyst growth companies	CG, HR, R	100%/100%	2
W. Edmund Clark, C.M.	76	2015	Former Group President and CEO of TD Bank Group	CG, HR	89%/100%	1
LaVerne Council ✓	62	2022	CEO of Emerald One	A, R	100%/100%	2
Michael E. Daniels ✓	69	2014	Former SVP and Group Executive at IBM	A, CG, HR, R	89%/100%	2
Kirk Koenigsbauer ✓	56	2020	COO and Corporate VP, Microsoft	HR, R	89%/100%	–
Deanna Oppenheimer ✓	66	2020	Founder, Cameoworks	A, CG	89%/100%	1
Simon Paris ✓	54	2020	CEO, Finastra	A, CG, R	89%/100%	1
Kim M. Rivera ✓	55	2019	Chief Legal and Business Affairs Officer, OneTrust	A, R	78%/100%	1
Barry Salzberg ✓	70	2015	Former Global CEO of Deloitte	A, CG, R	100%/100%	–
Peter J. Thomson	58	1995	Chairman of Woodbridge	HR	100%/100%	–
Beth Wilson ✓	55	2022	Chair of the Chartered Professional Accountants of Canada	A, HR	78%/100%	1

✓= independent
Committee legend: A = Audit; CG = Corporate Governance; HR = Human Resources; and R = Risk
1 The first percentage figure in each row is attendance for all board meetings, special and regularly scheduled, and the second is attendance for regularly scheduled board meetings.

Item of Business	Board Vote Recommendation
3. Appointment of PricewaterhouseCoopers LLP as Auditor (page 51 of the circular) We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2025 annual meeting of shareholders. Our Audit Committee is directly responsible for overseeing the independent auditor during the year.	✓ FOR
4. Advisory resolution on executive compensation (page 58 of the circular) We will have a non-binding advisory resolution on executive compensation, which is sometimes called "say on pay". This will provide you with an opportunity to provide a view on our company's approach to executive compensation, as described in this circular.	✓ FOR

> "**Pay for performance**" is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value.

Consistent with our long-standing core business and governance principles, "**pay for performance**" continued to be a key part of our compensation philosophy for our named executive officers in 2023.

✓ *2023 compensation decisions were aligned with our strategic objectives* – During 2023, the HR Committee actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture. Our 2023 compensation program focused the organization on strong performance and organic growth, and it enabled Thomson Reuters to attract, engage and retain the talent needed to execute our short-term and long-term strategy. We believe that our 2023 compensation program appropriately balanced risk and reward.

In 2023, a significant portion of executive pay was at risk and linked to both operational performance and stock price. Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year. The table below reflects summary 2023 compensation information for our named executive officers:

Named executive officer	Base salary	Target annual incentive award (cash) –percentage of base salary	Long-term incentive award (equity-based) – percentage of base salary	"At risk" percentage
Steve Hasker President and Chief Executive Officer	C$1,495,000 (US$1,109,576)	200%	600%	89%
Mike Eastwood Chief Financial Officer	C$950,000 (US$705,082)	125%	250%	79%
Laura Clayton McDonnell President, Corporates	$530,000	125%	250%	79%
Kirsty Roth Chief Operations and Technology Officer	CHF685,000 (US$764,982)	125%	250%	79%
Paul Bascobert President, Reuters News	$750,000	125%	200%	76%

✓ *Our compensation program is strongly aligned with shareholder value* – Our executive officer compensation is aligned with total shareholder value and is tied to key financial and strategic drivers of sustained value creation. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

Named executive officer	Share Ownership Guideline (base salary multiple)
Steve Hasker	6x
Mike Eastwood	4x
Kirsty Roth, Paul Bascobert and Laura Clayton McDonnell	3x

✓ *We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent* – The HR Committee uses a global peer group for executive compensation purposes. For compensation benchmarking of executive officers based in Toronto, the HR Committee also uses a separate Canadian peer group as a secondary reference point.

✓ *Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years* – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (Frederic W. Cook & Co., Inc. or "FW Cook") for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a "say on pay" resolution each year at our annual meeting of shareholders. **Over the last five years, an average of approximately 97% of votes have been cast "for" our "say on pay" advisory resolutions.**

Item of Business	Board Vote Recommendation
✓ *We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs* – The HR Committee's independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. Based on the independent advisor's review, the HR Committee has concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk. **What we do** ✓ The HR Committee is comprised of a majority of **independent directors** and it uses an **independent executive compensation consultant** to assess our executive compensation programs; ✓ Most of an executive's compensation is comprised of **longer-term performance opportunities** with less emphasis on shorter-term performance opportunities; ✓ The **base salary** component of each executive's compensation is **fixed**; ✓ Our **HR Committee annually reviews and determines award design** and there are **principles and processes with management** for approving design changes and performance goals; ✓ The HR Committee reviews **performance criteria** for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable. Performance criteria are aligned with the company's strategic objectives; ✓ Our incentive awards utilize a number of **different financial performance measures** and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts; ✓ Our annual incentive awards and performance restricted share units (PRSUs) issued as part of long-term incentive awards have **caps for the maximum potential payouts**; ✓ Our **HR Committee has authority** to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate; ✓ We have robust **share ownership guidelines** for our executive officers which further ties their interests to those of our shareholders over the long-term; and ✓ We have two **clawback policies** which permit us to seek reimbursement from the CEO and all other executives officers in certain circumstances. **What we don't do** X **Executive officers are prohibited from hedging or pledging company shares;** X **We don't offer single trigger change of control rights or excise tax gross-up payments;** X **We don't guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards;** X **We don't guarantee increases to base salaries or target incentive award opportunities;** X **We don't reprice stock options, grant reload stock options or "spring load" equity awards to enable recipients to benefit from the release of confidential information;** X **We don't include unvested RSUs or vested/unvested stock options in the calculation of share ownership guidelines; and** X **We don't offer excessive perquisites.** Please see the "Compensation Discussion and Analysis" section of this circular for additional information.	
5. Other business If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.	N/A

Voting Information and How to Attend

What is the format of the meeting?

We are holding an in-person meeting at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. A live audio webcast of the meeting will also be available on our website at www.thomsonreuters.com. A replay of the webcast will be posted on our website after the meeting.

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on April 19, 2024 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of April 19, 2024, there were 450,930,135 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, during the meeting in-person or by proxy, is required to approve each item of business.

Woodbridge, our principal and controlling shareholder, beneficially owned approximately 69% of our outstanding common shares as of April 19, 2024. Woodbridge has advised our company that it will vote FOR each item of business as recommended by the board of directors.

We have a majority voting policy that applies to the election of directors at the annual meeting of shareholders. This means that if a director receives more "withhold" votes than "for" votes at the meeting, then the director will immediately tender his or her resignation to the Chairman. This would be effective if accepted by the Board. The Corporate Governance Committee will consider a director's offer to resign and make a recommendation to the Board as to whether to accept it. The Board will accept resignations, except in exceptional circumstances. The Board will have 90 days from the annual meeting to make and publicly disclose its decision by news release either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable). As Woodbridge has indicated that it will vote FOR the election of each director nominee, each director will receive more than a majority of votes at the meeting.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the meeting and vote during the meeting in-person at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

- You are a **registered shareholder** if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

- You are a **non-registered shareholder** if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

  — your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

  — you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

  Non-registered shareholders are sometimes referred to as "beneficial owners".

Registered shareholders	You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.
If you want to vote by proxy before the meeting	If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions through the Internet, mail or telephone. Please refer to your proxy form for instructions.
If you want to attend and vote at the meeting	You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf.
If you want to appoint a third party as proxy to attend and vote at the meeting	You may appoint another person (other than our directors who are named on your proxy form) to attend the meeting on your behalf and vote your shares as your proxyholder. To do so, please follow these steps: 1. **Submit your proxy form** – Appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person's name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, you must do so by mail, and please enter the number of shares next to the proxyholder's name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. 2. **Proxyholder Registration** – The third-party proxyholder should then register with representatives of Computershare Trust Company of Canada when they arrive at the meeting. You may choose anyone to be your proxyholder – the person does not have to be another shareholder.
Deadline for returning your proxy form	**Your completed proxy must be received by Computershare Trust Company of Canada by 5:00 p.m. (Eastern Daylight Time) on Monday, June 3, 2024.**

Non-registered shareholders	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian. Non-registered shareholders are sometimes referred to as "beneficial owners".
If you want to vote by proxy before the meeting	**If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary's instruction for completing the form.** Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.
If you want to attend and vote at the meeting	**If you are a non-registered shareholder and you wish to ask questions or vote at the meeting, you should do one of the following:** • If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary's instructions for returning the proxy form; or • If you have received a VIF from your intermediary, follow your intermediary's instructions for completing the form. It is important that you comply with the signature and return instructions provided by your intermediary. You will then need to register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. **If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary.** To do so, please follow these additional steps: 1. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. 2. After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: **uslegalproxy@computershare.com** (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled "Legal Proxy" and received **no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 3, 2024**.
If you want to appoint a third party as proxy to attend and vote at the meeting	**You may appoint another person (other than our directors who are named on your voting instruction form) to attend the meeting on your behalf and vote your shares as your proxyholder.** You may choose anyone to be your proxyholder – the person does not have to be another shareholder. To do so, please follow these steps: 1. **Appoint the Proxyholder** – If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary's instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC. 2. **Proxyholder Registration** – The third-party proxyholder should then register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

	If you are a non-registered shareholder located in the United States and you wish to appoint a third party as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these additional steps: 1. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. 2. After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: **uslegalproxy@computershare.com** (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled "Legal Proxy" and received **no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 3, 2024**.
If you want to attend the meeting as a guest	Guests, including non-registered shareholders who have not duly appointed themselves as proxyholders, may attend but are not able to submit or ask questions or vote at the meeting.
Deadline for returning your form	Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the proxy deadline to enable your intermediary to act on your instructions prior to the deadline.

How do I submit or ask questions during the meeting?

At the annual meeting, shareholders in attendance will be provided with an opportunity to ask questions to our Board, CEO, CFO and other members of senior management in attendance. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year's meeting in person but have a question, you may e-mail your question to **investor.relations@thomsonreuters.com** prior to the meeting.

While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Other Questions and Answers

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What's the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, June 3, 2024.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. **If you have appointed our directors named on your proxy form or voting instruction form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR each of the items of business described in this circular.**

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

- By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, June 3, 2024. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

- By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

  — To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, June 4, 2024. If the meeting is adjourned or postponed, the deadline will be no later than close of business on the business day immediately preceding any adjourned or postponed meeting; or

  — To the Chair of the meeting before the meeting starts; or

  — In any other manner permitted by law.

How can I contact Computershare Trust Company of Canada if I have questions?

You can contact Computershare Trust Company of Canada directly at the following numbers:

Canada and the United States	1.800.564.6253
Other countries	1.514.982.7555

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. Intermediaries will distribute proxy-related materials directly to non-objecting beneficial owners on our behalf. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the "Investor Relations" section of our website, **www.thomsonreuters.com**. We will also file a copy of the results with the Canadian securities regulatory authorities at **www.sedarplus.ca** and the SEC at **www.sec.gov**. For more information, see the "Additional Information" section of this circular.

Annual and Quarterly Financial Statements and Related MD&A

Our annual and quarterly reports and earnings releases are available in the "Investor Relations" section of our website, **www.thomsonreuters.com**. Please also see the "Electronic Delivery of Shareholder Communications" section below for information about electronic delivery of these reports and other shareholder communications.

Notice-and-Access

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

We are using the "notice-and-access" system for the delivery of our proxy materials through our website, similar to last year's meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn't I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

How do I vote under the "notice-and-access" system?

The voting process is the same as described in the "Voting Information and How to Attend" section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote in person.

Electronic Delivery of Shareholder Communications

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to **www.proxyvote.com** for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to **www.investorcentre.com** (country – Canada) and click on "Sign up for eDelivery" at the bottom of the page. You will need information from your proxy form to register.

Principal Shareholder and Share Capital

As of April 19, 2024, Woodbridge beneficially owned 313,339,265 of our common shares, or approximately 69% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company's common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

From time to time, in the normal course of business, Thomson Reuters enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not material to our results of operations or financial condition either individually or in the aggregate.

Note 32 to our 2023 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2023.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

About Our Directors

This section includes the following information:

- Profiles for each director nominee;

- Compensation that we paid to our directors in 2023; and

- Our corporate governance structure and practices.

HIGHLIGHTS

- The Corporate Governance Committee believes that the director nominees have the qualifications, skills and experience necessary for the Board to fulfill its mandate;

- A majority of our directors are independent and only one director (our CEO) is a member of management;

- 38% of the director nominees are women and two have self-identified as racially or ethnically diverse;

- The roles and responsibilities of the Chairman and the CEO are separate;

- All 13 nominees are currently directors of our company; and

- At last year's annual meeting, our director nominees who are standing for re-election received an average of 99% "for" votes.

Board Changes in 2023

In September 2023, David Binet resigned as a director and the Deputy Chairman of Thomson Reuters.

Voting

You will be asked to vote for each director on an individual basis. Each of the 13 nominees is proposed to be elected for a term ending at our 2025 annual meeting of shareholders. All 13 nominees are currently directors of our company and were elected at our 2023 annual meeting of shareholders. Profiles for each nominee are provided on the following pages.

The Board unanimously recommends that you vote FOR the election of each nominee set out in the "Nominee Information" section of this circular.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Following the meeting, we will issue a press release that includes the number of votes cast for and withheld from each individual director. As noted above, at last year's annual meeting, our director nominees who are standing for re-election received an average of 99% "for" votes. Additional information is provided in each nominee's profile on the following pages.

Director qualifications, skills and experiences

We believe that all of the director nominees possess character, integrity, judgment, business experience, a record of achievement and other skills and talents which enhance the Board and the overall management of the business and affairs of Thomson Reuters. Each director nominee understands our company's principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election.

The following table, or skills matrix, summarizes the skills and areas of experience indicated by each director nominee. Our Board believes that these skills and experiences are necessary for it to carry out its mandate. The skills matrix is reviewed and updated annually.

	Skills																		
	Accounting/audit	Board experience (with other companies)	Cybersecurity	Environmental, Social and Governance (ESG)	Executive leadership	Finance	Government relations	Human capital management	Industry-specific knowledge and experience	International business	Legal	M&A	Media and publishing	Operations	Risk management	Sales and marketing	Strategy	Tax	Technology
David Thomson		✓			✓			✓	✓	✓			✓	✓		✓	✓		
Steve Hasker	✓	✓			✓	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓		✓
Kirk Arnold		✓		✓	✓			✓	✓	✓		✓		✓	✓	✓	✓		✓
Ed Clark		✓		✓	✓	✓	✓	✓	✓	✓		✓		✓	✓		✓	✓	
LaVerne Council		✓	✓		✓		✓			✓		✓		✓	✓		✓		✓
Mike Daniels		✓	✓	✓	✓	✓	✓	✓	✓	✓		✓		✓	✓	✓	✓	✓	✓
Kirk Koenigsbauer			✓	✓	✓			✓	✓	✓		✓		✓	✓	✓	✓		✓
Deanna Oppenheimer		✓		✓	✓	✓				✓		✓			✓	✓	✓		✓
Simon Paris	✓	✓	✓	✓	✓	✓		✓		✓		✓				✓	✓		✓
Kim Rivera	✓	✓		✓	✓		✓		✓	✓	✓	✓		✓	✓	✓	✓		✓
Barry Salzberg	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓	✓
Peter Thomson		✓						✓	✓	✓		✓	✓						✓
Beth Wilson	✓	✓		✓	✓	✓		✓	✓	✓				✓	✓	✓	✓		

Board Diversity

The Board also values the benefits that diversity can bring to the boardroom and throughout Thomson Reuters. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think and improves oversight, decision-making and governance.

While the Corporate Governance Committee of the Board focuses on finding the best qualified candidates for the Board, a nominee's diversity may be considered favorably in his or her assessment. Our Corporate Governance Guidelines provide that diversity includes business experience, thought, style, culture, gender, geographic background, race, visible minorities, national origin, Indigenous persons, religion, gender identity and expression, sexual orientation, disability, age and other personal characteristics.

In April 2022, the Board formalized an objective that at least 30% of its members should be women. Five of the 13 director nominees proposed for election at the meeting (38%) are women. Two of our director nominees have self-identified as racially or ethnically diverse.



■ Women (5)

■ Racially or Ethnically Diverse (2)

Independence

A majority of the Board is independent. Under the Corporate Governance Guidelines adopted by the Board, a director is not considered independent unless the Board affirmatively determines that the director has no "material relationship" with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances. In March 2024, the Board conducted its annual assessment of the independence of its members and determined that nine of the 13 current directors (approximately 69%) serving on the Board were independent. The Board also determined that if all of the director nominees are elected, then nine of the 13 directors (approximately 69%) will be independent following the meeting.

In determining independence, the Board examined and relied on the applicable definitions of "independent" in the NYSE listing standards and Canadian Securities Administrators' National Instrument 58-101. The Board's determination of independence was also based on responses to questionnaires completed by directors.

For the Board to function independently from management:

• The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate;

• We have a Lead Independent Director (Michael E. Daniels); and

• The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, HR Committee and Risk Committee each have a majority of independent directors.

The table below indicates which of our directors are independent and not independent.

Name of Director	Director Independence			
	Management	Independent	Not Independent	Reason for Non-Independence
Current directors				
David Thomson			✓	A Chairman of Woodbridge
Steve Hasker	✓		✓	President & Chief Executive Officer of Thomson Reuters
Kirk E. Arnold		✓		
W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge
LaVerne Council		✓		
Michael E. Daniels		✓		
Kirk Koenigsbauer		✓		
Deanna Oppenheimer		✓		
Simon Paris		✓		
Kim M. Rivera		✓		
Barry Salzberg		✓		
Peter J. Thomson			✓	A Chairman of Woodbridge
Beth Wilson		✓		
Total	1	9	4	

David Thomson, Ed Clark and Peter Thomson are not members of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the Board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the Board determined in March 2024 that these relationships were immaterial.

Tenure

Our Board has not adopted a mandatory retirement age or term limits for individual directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or maximum period of service. Without having a mandatory retirement age or term limits, we have experienced turnover on our Board that has brought directors with new perspectives and approaches. This has complemented the depth of knowledge and insight about our company and business operations that some of our more long-standing directors have developed over time.

The following shows the tenure of our director nominees.



- ■ 0 to 5 years (8)
- ■ 6 to 10 years (3)
- ■ Over 10 years (2)

The two director nominees who have been members of the Board for more than 10 years (David Thomson and Peter Thomson) are affiliated with the company's principal shareholder, Woodbridge.

Age

The following shows the age ranges of our director nominees. The average age of our director nominees is 57.



- ■ 52-65 (8)
- ■ 66+ (5)

Countries of Residence

The following shows the countries where our director nominees ordinarily reside.



- ■ Canada (5)
- ■ United States (7)
- ■ United Kingdom (1)

Interlocking Directorships

We do not have any director nominees who serve together on boards of other public companies. The Board has adopted a policy that no more than two of our directors may serve together on the boards of other public companies without the consent of the Corporate Governance Committee.

Service on Other Boards

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our company's Board. Directors must, however, receive approval from the Chair of the Corporate Governance Committee before accepting an invitation to serve on the board of another public company and must notify the Chair of the Corporate Governance Committee in connection with accepting an invitation to serve on the board of a for-profit private company that is not a family business. The Corporate Governance Committee monitors the outside boards that our directors sit on to determine if there are circumstances that would impact a director's ability to exercise independent judgment and to ensure that a director has sufficient time to fulfill his or her commitments to Thomson Reuters.

Nominee Information

The following provides information regarding the 13 director nominees who are proposed to be elected at the meeting, including a brief biography, city and country of residence, the year that they were appointed to our Board, independence status, primary areas of expertise, committee membership, attendance at Board and committee meetings in 2023 and ownership of Thomson Reuters securities. This information also reflects the percentage of "for" votes received by each director nominee at our 2023 annual meeting of shareholders.

In the director nominee profiles, "securities held" by a director nominee includes common shares over which a director nominee exercised control or direction, and the number of deferred share units (DSUs), restricted share units (RSUs) and options held by, or credited to, each individual as of April 12, 2024. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of DSUs, RSUs or options. Our CEO Steve Hasker is the only director who holds RSUs or options. Each director nominee provided us with information about how many common shares he or she beneficially owns.

The market value of shares beneficially owned is based on the closing price of our common shares on the NYSE on April 12, 2024, which was $152.38. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date. We have also included information about each director nominee's ownership of Thomson Reuters common shares and DSUs as of April 12, 2024 as a multiple of their annual retainer. Additional information about director share ownership guidelines is provided later in this section.



David Thomson[1]

Age: 66

Toronto, Ontario, Canada

Director since 1988

Non-independent

Primary areas of expertise: investment management, retail, media/publishing

2023 annual meeting votes for: 98.04%

David Thomson

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. David is an active private investor with a focus on real estate and serves on the boards of several private companies. David has an MA from Cambridge.

Board/committee membership	2023 attendance		Other public company board memberships
Board	9 of 9	100%	–
Total	**9 of 9**	**100%**	

Securities held (number and value)[2]				Total shares and DSUs[3]	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
48,198	–	124,183	–	172,381		
$7,344,411	–	$18,923,006	–		$26,267,417	–

1 David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2 David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the "Principal Shareholder and Share Capital" section of this circular.

3 An additional 1,349 shares are held by an immediate family member of David Thomson.



Steve Hasker

Age: 54

Toronto, Ontario, Canada

Director since 2020

Non-independent

Primary areas of expertise: operations, international business, strategy and technology

2023 annual meeting votes for: 99.73%

Steve Hasker

Steve Hasker has been President and Chief Executive Officer and a director of Thomson Reuters since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Advisor to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen's President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve started his career with PwC, where he qualified as a chartered accountant. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master's in international affairs from Columbia University.

Board/committee membership	2023 attendance		Other public company board memberships
Board	9 of 9	100%	Appen Limited
Total	**9 of 9**	**100%**	

Securities held (number and value)				Total shares and DSUs	Total market value[1]	Ownership multiple of base salary[2]
Common shares 70,291	RSUs 127,563	DSUs –	Options 597,598	70,291		
$10,710,943	*–*	*–*	*–*		*10,710,943*	*9.7x*

1 42,521 of Steve's 127,563 RSUs are time-based restricted share units (TRSUs). As of April 12, 2024, the value of Steve's TRSUs was $6,479,350.

2 Reflects Steve's ratio under his executive ownership guidelines, which is based on a multiple of his salary.



Kirk E. Arnold

Age: 64

Kennebunk, Maine, United States

Director since 2020

Independent

Primary areas of expertise: technology, strategy, sales & marketing, human capital management

2023 annual meeting votes for: 99.63%

Kirk E. Arnold

Kirk E. Arnold has been an advisor to General Catalyst growth companies since 2018, where she works with management teams to help scale and drive growth by providing mentorship, operational and strategic support. She was previously Chief Executive Officer of Data Intensity, LLC, a cloud-based data, applications and analytics managed service provider, from 2013 to 2017. Prior to that, Kirk was Chief Operating Officer of Avid, a technology provider in the media industry, and Chief Executive Officer and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and Chief Executive Officer of NerveWire, a management consulting and systems integration provider. Kirk serves on the boards of several private companies. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship. Kirk received a bachelor's degree from Dartmouth College.

Board/committee membership	2023 attendance		Other public company board memberships
Board	9 of 9	100%	Ingersoll-Rand plc
Corporate Governance	5 of 5	100%	Trane Technologies
HR	6 of 6	100%	
Risk	4 of 4	100%	
Total	**24 of 24**	**100%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 10,540	Options –	10,540		
–	*–*	*$1,606,085*	*–*		*$1,606,085*	*6.4x*



W. Edmund Clark, C.M.

Age: 76

Toronto, Ontario, Canada

Director since 2015

Non-independent

Primary areas of expertise: executive leadership, finance, human resources, strategy

2023 annual meeting votes for: 96.69%

W. Edmund Clark, C.M.

W. Edmund Clark is a corporate director. Ed served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in 2014. Ed was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Ed was elected to the Board of Trustees of the Brookings Institute. He is also Chair of the Vector Institute for Artificial Intelligence. Ed has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. Ed has also received honorary degrees from Mount Allison University, Queen's University, Western University and the University of Toronto. In 2010, he was made an Officer of the Order of Canada, one of the country's highest distinctions.

Board/committee membership	2023 attendance		Other public company board memberships
Board	8 of 9	89%	Spin Master Corp.
Corporate Governance	4 of 5	80%	
HR	6 of 6	100%	
Total	**18 of 20**	**90%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
35,007	–	37,573	–	72,580		
$5,334,367	*–*	*$5,725,374*	*–*		*$11,059,740*	*44.2x*



LaVerne Council

Age: 62

Great Falls, Virginia, United States

Director since January 2022

Independent

Primary areas of expertise: technology, operations, transformational change

2023 annual meeting votes for: 99.92%

LaVerne Council

LaVerne Council is the Chief Executive Officer of Emerald One, LLC, an information technology consulting company focused on helping businesses develop innovative methodologies for driving change and transformation. She was the National Managing Principal, Enterprise Technology Strategy & Innovation, for Grant Thornton LLP from 2017 to 2019 and served as the Senior Vice President and General Manager for MITRE Corporation in 2017. LaVerne was Assistant Secretary for the Office of Information & Technology and Chief Information Officer for the United States Department of Veterans Affairs from 2015 to 2017. She was the Chief Executive Officer of Council Advisory Services, LLC from 2012 through 2015. LaVerne has also held significant corporate leadership roles focused on supply chain, IT centralization and integration. She served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson from 2006 through 2011. Before that, she served in several roles of increasing responsibility at DELL, Inc. from 2000 to 2006, including as the Global Vice President, Information Technology, Global Business Solutions, and Development Services. She received her Master of Business Administration from Illinois State University and her Bachelor of Business Administration in Computer Science from Western Illinois University. LaVerne also holds an honorary Doctorate of Business Administration from Drexel University.

Board/committee membership	2023 attendance		Other public company board memberships
Board	9 of 9	100%	CONMED Corporation
Audit	7 of 7	100%	Concentrix Corporation
Risk	4 of 4	100%	
Total	**20 of 20**	**100%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	4,246	–	4,246		
–	*–*	*$647,005*	*–*		*$647,005*	*2.6x*



Michael E. Daniels

Age: 69

Hilton Head Island, South Carolina, United States

Director since 2014

Independent

Primary areas of expertise: international business, finance, operations, technology

2023 annual meeting votes for: 98.47%

Michael E. Daniels

Michael E. Daniels is a corporate director. In 2013, Mike retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM's consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mike also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. Mike has a bachelor's degree in political science from Holy Cross College.

Board/committee membership	2023 attendance		Other public company board memberships
Board	8 of 9	89%	SS&C Technologies Holdings, Inc.
Audit	6 of 7	86%	Johnson Controls International plc
Corporate Governance	5 of 5	100%	
HR	6 of 6	100%	
Risk	4 of 4	100%	
Total	**29 of 31**	**94%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
2,924	–	40,065	–	42,989		
$445,559	*–*	*$6,105,105*	*–*		*$6,550,664*	*26.2x*



Kirk Koenigsbauer

Age: 56

Seattle, Washington, United States

Director since 2020

Independent

Primary areas of expertise: technology, operations, sales & marketing

2023 annual meeting votes for: 99.88%

Kirk Koenigsbauer

Kirk Koenigsbauer has been Chief Operating Officer & Corporate Vice President, Experiences and Devices Group at Microsoft Corporation since February 2020. From December 2016 to February 2020, he was Corporate Vice President, Microsoft 365 and from July 2012 to November 2016, he was Corporate Vice President, Office Apps Engineering, at Microsoft. Prior to that, he was Corporate Vice President, Office Product Management at Microsoft from June 2002 to July 2012. Kirk worked at Amazon.com from 1998 to 2001 where he held the roles of General Manager, Software & Video Games Stores and Director of Product Management, Auctions. Kirk also worked at Microsoft from 1992 to 1998 and as a consultant at Accenture from 1989 to 1991. Kirk has a bachelor's degree from Colby College.

Board/committee membership	2023 attendance		Other public company board memberships
Board	8 of 9	89%	–
HR	6 of 6	100%	
Risk	4 of 4	100%	
Total	**18 of 19**	**95%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
100	–	9,248	–	9,248		
$15,238	*–*	*$1,409,210*	*–*		*$1,424,448*	*5.7x*



Deanna Oppenheimer

Age: 66

Seattle, Washington, United States

Director since 2020

Independent

Primary areas of expertise: operations, strategy, technology

2023 annual meeting votes for: 99.31%

Deanna Oppenheimer

Deanna Oppenheimer is the founder of CameoWorks, LLC, a global firm that advises leaders of early stage companies and consultancies. Deanna founded CameoWorks in 2012. From 2005 to 2011, Deanna served in a number of roles at Barclays PLC, first as chief executive of UK Retail and Business Banking and then as vice chair of Global Retail Banking. From 1985 to 2005, Deanna served in a number of positions at Washington Mutual, Inc., with her last role as president of Consumer Banking. Deanna is also a non-executive director of Slalom and is the founder of BoardReady, a not-for-profit, collective group of diverse senior leaders dedicated to increasing corporate and board diversity. Deanna received a BA from the University of Puget Sound.

Board/committee membership	2023 attendance		Other public company board memberships
Board	8 of 9	89%	InterContinental Hotels Group PLC
Audit	7 of 7	100%	
Corporate Governance	5 of 5	100%	
Total	**20 of 21**	**95%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	6,980	–	6,980		
–	–	*$1,063,612*	–		*$1,063,612*	*4.3x*



Simon Paris

Age: 54

London, United Kingdom

Director since 2020

Independent

Primary areas of expertise: operations, strategy, technology

2023 annual meeting votes for: 99.67%

Simon Paris

Simon Paris is Chief Executive Officer of Finastra, a global financial technology (fintech) provider. He joined Finastra (previously Misys) as president in 2015 and also served as its Chief Sales Officer, before being appointed Deputy CEO in 2017 and CEO in 2018. Simon previously worked at SAP from 2007 to 2015, where he held a number of senior leadership positions. Simon was also previously a senior consultant with McKinsey & Company. He currently chairs the World Trade Board, an organization initiated by Finastra that is made up of global leaders, innovative thinkers, industry influencers and subject matter experts from the different corners of trade, finance and commerce. Simon holds a BA from the European Business School and an MBA from INSEAD.

Board/committee membership	2023 attendance		Other public company board memberships
Board	8 of 9	89%	Everbridge, Inc.
Audit	7 of 7	100%	
Corporate Governance	5 of 5	100%	
Risk	4 of 4	100%	
Total	**24 of 25**	**96%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	6,980	–	6,980		
–	–	*$1,063,612*	–		*$1,063,612*	*4.3x*



Kim M. Rivera

Age: 55

Portola Valley, California, United States

Director since 2019

Independent

Primary areas of expertise: legal, strategy, technology, operations

2023 annual meeting votes for: 99.93%

Kim M. Rivera

Kim M. Rivera is the Chief Legal and Business Affairs Officer of OneTrust, LLC, a privacy, security and governance management software company. She was Special Advisor to the CEO of HP Inc. from February 2021 through December 2021. Prior to that, Kim was President, Strategy and Business Management and Chief Legal Officer at HP Inc. from January 2019 through January 2021. As President, Strategy and Business Management, she led corporate strategy and development, customer support, indirect procurement, real estate and workplace functions. In addition, Kim managed HP Inc.'s worldwide legal organization, including all aspects of legal and governmental affairs, brand security, compliance and ethics. She served as Chief Legal Officer and General Counsel of HP Inc. from November 2015 to January 2019. Prior to joining HP Inc., Kim was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners where she was employed from 2010 to 2015. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company; and Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group. Kim has a bachelor's degree from Duke University and a Juris Doctor degree from Harvard Law School.

Board/committee membership	2023 attendance		Other public company board memberships
Board	7 of 9	78%	Cano Health Inc.
Audit	6 of 7	86%	
Risk	4 of 4	100%	
Total	**17 of 20**	**85%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	10,338	–	10,338		
–	–	$1,575,304	–		$1,575,304	6.3x



Barry Salzberg

Age: 70

New York, New York, United States

Director since 2015

Independent

Primary areas of expertise: accounting/audit, operations, international business

2023 annual meeting votes for: 99.64%

Barry Salzberg

Barry Salzberg is a corporate director. Barry served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm's U.S. operations. Barry serves as a director at Embark Intermediate Holdings, LLC. Barry has previously served as a board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the board of College Summit and Chairman of the board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. Barry has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law.

Board/committee membership	2023 attendance		Other public company board memberships
Board	9 of 9	100%	–
Audit	7 of 7	100%	
Corporate Governance	5 of 5	100%	
Risk	4 of 4	100%	
Total	**25 of 25**	**100%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	29,270	–	29,270		
–	–	$4,460,163	–		$4,460,163	17.8x



Peter J. Thomson[1]

Age: 58

Toronto, Ontario, Canada

Director since 1995

Non-independent

Primary areas of expertise: international business, investment management, technology

2023 annual meeting votes for: 97.26%

Peter J. Thomson

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Peter is an active private equity investor and serves on the boards of several private companies. Peter has a BA from the University of Western Ontario.

Board/committee membership	2023 attendance		Other public company board memberships
Board	9 of 9	100%	–
HR	6 of 6	100%	
Total	**15 of 15**	**100%**	

Securities held (number and value)[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
1,151	–	15,628	–	16,779		
$175,389	–	*$2,381,395*	–		*$2,556,784*	–

1 David Thomson and Peter Thomson, both of whom are nominees, are brothers.
2 David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the "Principal Shareholder and Share Capital" section of this circular.



Beth Wilson

Age: 55

Toronto, Ontario, Canada

Director since 2022

independent

Primary areas of expertise: tax and accounting and legal industries, audit, executive leadership

2023 annual meeting votes for: 99.89%

Beth Wilson

Beth Wilson has been Chair of the Chartered Professional Accountants of Canada since October 2023. Prior to that, she was the Vice-Chair of the Chartered Professional Accountants of Canada from October 2021 to October 2023. She is the former Chief Executive Officer of Dentons Canada LLP and was a member of the global leadership team, serving on the Global Board and Global Management Committee from July 2017 to January 2022. Prior to this role, Beth was an audit partner at KPMG from 2000 to 2016 and served as Managing Partner at KPMG in the Greater Toronto Area from 2009 to 2016. Between 2005 and 2016, she also served as a member of KPMG's Management Committee in various leadership positions, including Canadian Managing Partner Community Leadership, Canadian Managing Partner Regions and Enterprise with responsibility for 24 regional offices across Canada, and Chief Human Resources Officer. Beth is currently a trustee at The Hospital for Sick Children, and a director at Woodgreen Foundation, and Traferox Technologies Inc. Beth has a BComm from the University of Toronto and is a CPA.

Board/committee membership	2023 attendance		Other public company board memberships
Board	7 of 9	78%	IGM Financial Inc.
Audit	6 of 7	86%	Power Corporation of Canada
HR	6 of 6	100%	
Total	**19 of 22**	**86%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	3,313	–	3,313		
–	–	*$504,835*	–		*$504,835*	*2.0x*

Director Compensation and Share Ownership

Approach and Philosophy

Our approach and philosophy for director compensation is to:

- align the interests of our directors with those of our shareholders; and

- provide competitive compensation.

The compensation program for our directors considers:

- the size, scope and complexity of our organization;

- the time commitment, contributions and effort required of directors to serve on the Board and one or more Board committees, as applicable (including Board/committee meetings and travel to and from Board/committee meetings and site visits);

- the experience and skills of our directors;

- compensation levels for boards of directors of other large comparable U.S. and Canada-based multinational public companies in order for amounts paid to our directors to be competitive to attract new candidates and to retain existing directors;

- an increasing trend in U.S. and Canadian public company director compensation programs to require a combination of mandatory and optional equity components to further align directors' interests with shareholders; and

- our desire to have a flat fee structure.

Our Corporate Governance Committee is responsible for periodically reviewing the adequacy and form of directors' compensation. Beginning in January 2023, on the recommendation of the Corporate Governance Committee that more of the annual retainer be paid in the form of DSUs as opposed to cash, the Board approved an increase to the amount of the annual retainer required to be paid in equity in the form of DSUs from 33% to 50%. Additionally, beginning in January 2024, the Board increased the annual retainer payable to non-management directors (excluding the Chairman of the Board) by $25,000, payable entirely in the form of DSUs.

In periodically benchmarking director compensation, the Corporate Governance Committee evaluates publicly available data related to director compensation paid by the same peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes.

We do not grant stock options, RSUs or bonuses to our non-management directors. In addition, we do not provide our non-management directors with retirement/pension benefits, healthcare coverage or perquisites, other than reimbursement of reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

As discussed later in this section, we require our directors to hold a minimum value of common shares and/or deferred share units (DSUs) and our director compensation program encourages directors to invest in our company beyond their minimum ownership requirements.

Our directors have a mandatory equity component for their compensation. Approximately **97%** of director compensation was paid in equity (DSUs or common shares) in 2023.

Components of Director Compensation

The table below sets forth the annual retainers that were payable to our non-management directors in 2023. Directors do not receive separate attendance or meeting fees. Chairs of the Board's standing committees receive additional fees given their increased responsibilities and workloads. Additional information regarding the different components of our director compensation structure is provided following this table.

	2023 ($)
Non-management directors[1]	225,000[2] (112,500 of which was required to be paid in deferred share units, or DSUs)
Chairman of the Board	600,000
Additional retainers	
Deputy Chairman of the Board	150,000 (paid in DSUs)
Lead Independent Director	150,000 (paid in DSUs)
Committee chairs – Audit, Corporate Governance, HR and Risk	50,000 (paid in DSUs)

1   Directors other than the Chairman and the CEO.
2   Effective January 2024, the Board increased the annual retainer payable to non-management directors (excluding the Chairman of the Board) to $250,000, with $137,500 required to be paid in equity in the form of DSUs.

Retainers / Mandatory Equity Component

In 2023, we required a minimum of $112,500 of each non-management director's $225,000 annual retainer to be paid in equity in the form of DSUs (payable quarterly). Our non-management directors then elect to receive the remaining $112,500 of their annual retainer in the form of DSUs, common shares or cash (or a mix thereof – payable quarterly). Effective January 2024, the Board increased the annual retainer payable to non-management directors (excluding the Chairman of the Board) to $250,000, with $137,500 required to be paid in equity in the form of DSUs.

DSUs

Each DSU has the same value as one common share, though DSUs do not have voting rights. DSUs are not performance-based units. If a director elects to receive DSUs, units representing the value of common shares are credited to the director's account. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. DSUs are fully vested upon grant, but they are only settled in common shares or, at the election of our company, in cash, following termination of the director's Board service. Any common shares delivered to a director in connection with the settlement of DSUs are purchased in the open market.

Common Shares

If a director elects to receive common shares, the cash amount (net of withholding taxes) is provided to our broker who uses such amount to buy shares in the open market.

Committee Fees

Committee chair fees, which are payable entirely in DSUs, are reflected in the table above.

Chairman and Deputy Chairman Retainer

The Chairman's annual retainer is $600,000. When there is a Deputy Chairman, the annual retainer is $150,000, which is payable entirely in DSUs. The Deputy Chairman would also receive the same $225,000 ($250,000 effective January 2024) annual retainer paid to other non-management directors. Additional information about the Chairman and the Deputy Chairman is provided later in the "Corporate Governance Practices" section of this circular.

Lead Independent Director Retainer

The Lead Independent Director's annual retainer is $150,000, which is payable entirely in DSUs. The Lead Independent Director also receives the same annual $225,000 ($250,000 effective January 2024) retainer paid to other non-management directors. Additional information about the Lead Independent Director is provided later in the "Corporate Governance Practices" section of this circular.

Benchmarking Director Compensation

In setting 2023 director compensation, the Corporate Governance Committee evaluated publicly available data related to director compensation paid by the same global peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes.

In its most recent benchmarking review in November 2023, the Corporate Governance Committee reviewed director compensation at the following companies in Thomson Reuters' global peer group for executive compensation purposes. As part of its review, the Corporate Governance Committee evaluated data for North American-based companies in the peer group as Thomson Reuters is headquartered in Canada and most of its directors reside in Canada or the United States. The Corporate Governance Committee also acknowledged that director compensation for U.S. companies is generally higher than Canadian companies.

Automatic Data Processing Inc.	Gartner Inc.	RELX PLC
CGI Group Inc.	The Interpublic Group of Companies, Inc.	S&P Global Inc.
eBay Inc.	Intuit Inc.	TransUnion
Equifax Inc.	Moody's Corp.	Verisk Analytics, Inc.
Experian Plc	Omnicom Group Inc.	Wolters Kluwer NV

Total Director Compensation

The table below reflects compensation earned by our directors in 2023. Approximately 97% of 2023 director compensation was paid in equity (DSUs or common shares).

As President and CEO of Thomson Reuters, Steve Hasker does not receive compensation for his service as a director. We discuss aspects of Steve Hasker's compensation in the "Compensation Discussion and Analysis" section of this circular.

Director	Fees Earned ($)				
	Cash	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson[1]	–	600,000	–	–	600,000
Kirk Arnold[2]	112,500	162,500	–	–	275,000
LaVerne Council	–	225,000	–	–	225,000
W. Edmund Clark, C.M.[3]	–	275,000	–	–	275,000
Michael E. Daniels[4]	–	425,000	–	–	425,000
Kirk Koenigsbauer	–	225,000	–	–	225,000
Deanna Oppenheimer	–	225,000	–	–	225,000
Simon Paris	–	225,000	–	–	225,000
Kim M. Rivera	–	225,000	–	–	225,000
Barry Salzberg[5]	–	275,000	–	–	275,000
Peter J. Thomson	–	112,500	112,500	–	225,000
Beth Wilson	–	225,000	–	–	225,000
Former directors					
David W. Binet[6]	–	269,178	–	–	269,178
Total	112,500	3,469,178	112,500	0	3,694,178

1 David Thomson's compensation reflects fees for serving as Chairman.
2 Kirk Arnold's compensation includes fees for serving as Chair of the Risk Committee.
3 Ed Clark's compensation includes fees for serving as Chair of the HR Committee.
4 Mike Daniels' compensation includes fees for serving as Chair of the Corporate Governance Committee and Lead Independent Director.
5 Barry Salzberg's compensation includes fees for serving as Chair of the Audit Committee.
6 David Binet served as a director through September 19, 2023. David's compensation also includes fees for serving as Deputy Chairman from January 1, 2023 through September 19, 2023.

Stock Option and RSU Grants

Our non-management directors are not eligible to receive stock option grants and no non-management director currently holds any options. None of our non-management directors currently hold RSUs. Options and RSUs held by Steve Hasker are described later in the circular.

Share Ownership Guidelines

Directors are currently required to hold common shares and/or DSUs with a value equal to three times their annual retainer, which is currently $750,000. Directors are required to meet their ownership requirement within five years of the date of their initial appointment to the Thomson Reuters Board. Share prices of all public companies are subject to market volatility. As a result, director share ownership guidelines reflect a "once met, always met" standard. This means that if a director has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the director will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Ownership of common shares and DSUs by our director nominees can be found in each nominee's biography in this circular. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge. As of April 19, 2024 (unchanged from April 12, 2024), Woodbridge beneficially owned approximately 69% of our common shares. For more information, see the "Principal Shareholder and Share Capital" section of this circular. The following table shows each non-management director's progress towards his or her share ownership guidelines. All ownership multiples and each director's ownership are as of April 12, 2024.

Name	Ownership multiple of annual retainer	Progress towards guidelines
David Thomson		✓, through Woodbridge's ownership
Kirk E. Arnold		✓
W. Edmund Clark, C.M.		✓
LaVerne Council		Required by January 12, 2027; 86.3% towards goal
Michael E. Daniels		✓
Kirk Koenigsbauer		✓
Deanna Oppenheimer		✓
Simon Paris		✓
Kim M. Rivera		✓
Barry Salzberg		✓
Peter J. Thomson		✓, through Woodbridge's ownership
Beth Wilson		Required by June 8, 2027; 67.3% towards goal

Steve Hasker is subject to separate ownership guidelines as CEO of our company. For more information, see the "Compensation Discussion and Analysis" section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Steve Hasker's retirement benefits are described in the "Executive Compensation – Pension and Other Retirement Benefits" section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Our agreement with Steve Hasker regarding termination benefits is described in the "Executive Compensation – Termination Benefits" section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the Board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Corporate Governance Practices

Our Board is committed to high standards of corporate governance and believes that sound corporate governance practices are essential to the well-being of our company and for the promotion and protection of our shareholders' interests. We believe that sustainable value creation for all shareholders is fostered through a Board that is informed and engaged and that functions independently of management.

As a public company with shares listed in Canada on the TSX and in the United States on the NYSE, our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and take into account the guidelines provided by the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a "foreign private issuer".

HIGHLIGHTS

- **Independence -** A majority of our directors are independent and only one director (our CEO) is a member of management. All of the Board's committees are comprised of a majority of independent directors. Our independent directors meet without management at each Board meeting;

- **Separation of Chairman and CEO -** The roles and responsibilities of the Chairman and the CEO are separate;

- **Share ownership guidelines -** Our directors and executive officers are required to maintain equity interests in our company;

- **Risk oversight -** We have a separate Risk Committee that helps oversee our enterprise risk management (ERM) program and other risks not overseen by the Board and its other committees;

- **ESG oversight -** ESG is overseen by our Board and its committees;

- **Voting structure -** We do not have dual class or subordinate voting structures;

- **Code of Business Conduct and Ethics -** Our directors and executive officers must comply with our Code and other corporate governance policies;

- **Director orientation -** We have an orientation program to onboard our new directors; and

- **Independent advice -** The Board and each of its committees have the ability to retain independent advisors.

Board Composition and Responsibilities

Governance Structure

The Board oversees our corporate governance structure, in part, through the work of the Corporate Governance Committee. Board practices are set out in Corporate Governance Guidelines, which the Corporate Governance Committee reviews annually. The Corporate Governance Guidelines deal with issues such as the Board's duties and responsibilities, share ownership guidelines and conflicts of interest. In addition, each of the Board's four standing committees (Audit, Corporate Governance, HR and Risk) has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee.

The Board's principal responsibilities include strategic planning, risk management, talent oversight, financial reporting, disclosure and corporate governance.

Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. The Corporate Governance Committee receives an annual report regarding the Code from a member of the General Counsel's Office.

Board Size

The Board currently consists of 13 individuals and functions independently of management. The Board is currently comprised of 12 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed that 13 directors be nominated for election at the meeting, all of whom are currently directors. Each of the Board's committees is discussed in more detail later in this circular.



Key Responsibilities of the Board

The fundamental responsibility of the Board is to supervise the management of the business and affairs of Thomson Reuters. The table below highlights primary activities and topics from the Board's 2023 work plan for its regularly scheduled meetings. Five of the Board's meetings in 2023 were regularly scheduled and four special meetings were held during the year.

Meeting	2023 Primary Activities/Topics
January	• Annual operating plan • Dividend policy • M&A Update • International businesses update
March	• Annual disclosure and corporate governance documents (annual report/financial statements and proxy circular) • Financial update • M&A update • Corporates segment update • Executive compensation
June	• Growth strategy update • Reuters segment update • Financial and investor relations update • M&A update
September	• Financial and capital strategy update • Corporates segment update • Growth strategy update • M&A update • Generative AI update
November	• Financial update and annual operating plan • Legal Professionals segment update • International businesses update • Growth strategy update • M&A update • Product updates
Each meeting	• In-camera meetings with the CEO only (typically at the start and end of each meeting) • In-camera meetings of non-management directors only • In-camera meetings of independent directors only
Periodically	• Strategic and management discussions related to individual businesses or sectors • Reports from the Chairs of the Audit, Corporate Governance, HR and Risk Committees • ERM • Proposed significant acquisitions and dispositions • Product updates • Proposed capital markets transactions • Competitive analysis

Strategic Planning

The Board plays an important role in strategic planning and direction throughout the year.

In January, the Board meets with management to review, discuss and approve the final version of our annual operating plan, which is prepared by our CEO, CFO and other senior executives. The plan typically addresses:

- Opportunities
- Competitive position
- Business outlook
- Preliminary full-year financial results
- Financial projections for a three-year period
- Other key performance indicators
- Annual dividend and share repurchase program recommendations
- Risks

Throughout the year, the Board and management discuss our progress against the plan. In 2023, the Board focused its meeting in September on corporate strategy. As part of this meeting, directors had an in-depth discussion about our company's strategic plans with our CEO and CFO and other senior executives. Strategy discussions typically cover topics such as technology, the current condition of our business segments, future growth potential of our businesses and the key market segments that we serve, and how we are seeking to increase shareholder value.

The Board also discusses various strategic issues with management at other meetings during the year. For example, the Board discussed our capital strategy with the CFO in September. In addition, various presidents of our business segments provide updates to the Board at meetings during the year and those discussions typically address the segment's current operations and strategic objectives.

Risk Oversight

Our management team is responsible for day-to-day risk identification and risk management. The Board is responsible for confirming that a system is in place to identify the principal risks facing Thomson Reuters and that appropriate procedures and systems are in place to monitor, mitigate and manage those risks.

The ERM process at our company is intended to:

- identify the most significant operational, strategic, trust, financial and other risks in each of our business segments as well as for our corporate center, considering both the external environment as well as internal changes related to structure, strategy, people and processes;
- assess which of these risks individually or together with other identified risks could have a significant impact on Thomson Reuters as an enterprise if they were to materialize; and
- develop and implement action plans for the enterprise risks and review them periodically at a corporate and Board level.

Our enterprise risk management (ERM) process is designed to enhance the identification and response to risk throughout Thomson Reuters and assist the Board and its committees with oversight responsibility for risk management.

Each year, the enterprise risk team conducts an enterprise top risk assessment exercise which involves risk identification workshops with all business segments and enabling functions throughout our company. The exercise includes focused interviews with each Board member to gather their inputs on the company's top and emerging risks. The risks identified through the exercise are subsequently assessed, prioritized and rolled up into an enterprise top risk profile. The ERM process owner presents the consolidated list of top enterprise risks to the management enterprise risk committee for endorsement. The management enterprise risk committee includes senior leaders from Thomson Reuters' corporate functions and each business segment. It is jointly chaired by the Chief Legal Officer and the Chief Operations and Technology Officer. This committee assesses the status of identified risks and reviews the adequacy of applicable response plans, and then submits a list of proposed top enterprise risks to the CEO's operating network.

The management enterprise risk committee reviews and agrees upon the top enterprise risks to present to the Board's Risk Committee for review, input and approval. In addition, ownership for each of the top risks is assigned to members of the CEO's operating network and delegates are designated among the management enterprise risk committee. The ERM process owner and their team hold regular touchpoints with the risk owners and their delegates to monitor the management of the risk profile as well as the execution of the risk response and associated action plans.

Throughout the year, the management enterprise risk committee also provides direction, prioritization, executive support and communication to others at the company involved in the ERM process. Executives responsible for specific risk response periodically report to the management enterprise risk committee, the Board's Risk Committee, the full Board of Directors or other Board committees, as appropriate, during the year. We involve our Corporate Compliance and Audit department in the review of certain identified risks, as appropriate or upon request.

While the Board discusses various enterprise risks throughout the year with management, the Risk Committee is primarily responsible for overseeing management's ERM process and progress with responding to top enterprise risks. The Audit Committee oversees overall risk assessment and risk management and focuses primarily on financial risks.

The HR Committee's responsibilities include establishing, implementing and overseeing our compensation and talent policies and programs. We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to the company's overall business strategy and culture. Please see the "Compensation Discussion and Analysis" section of this circular for additional information regarding why we believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks.

The chairs of the Risk Committee, Audit Committee and HR Committee each report to the Board after their respective committee meetings.

The table below reflects oversight responsibilities for each of the 2023 enterprise risks listed.

Enterprise Risk	Board of Directors	Risk Committee	HR Committee	Audit Committee
Macroeconomic environment	✓	✓		
Platform and product stability and resiliency	✓	✓		
Information security	✓	✓		
Data governance (including privacy)	✓	✓		
Acquisition, divestitures and integrations	✓	✓		
Competition, market and technology changes	✓	✓		
Talent retention	✓		✓	
Culture and productivity	✓		✓	
Compliance with laws and regulations	✓	✓	✓	✓
Dependency on relationship ecosystem	✓	✓		
Wellbeing, safety and security of personnel	✓	✓	✓	

Environmental, Social and Governance (ESG) Oversight

ESG is overseen by the Board and its committees. Management is responsible for updating the Board and its committees on ESG topics and assessing ESG-related risks, including sustainability and climate-related risks, human rights and human capital management, diversity and inclusion and social impact. For more information about our ESG initiatives, please see the "ESG" section of this circular.

The following table sets forth the division of primary ESG oversight responsibilities between the Board and its committees.

	Primary ESG Oversight Responsibilities
Corporate Governance Committee	• Overall ESG oversight and coordination amongst the Board's four standing committees • Environmental matters, including sustainability and climate-related matters • Governance matters • Board diversity and inclusion initiatives related to ESG • Stakeholder engagement related to ESG • Human rights risks/supply chain • Thomson Reuters Foundation
Board of Directors	• Periodic updates regarding ESG strategy and alignment with Thomson Reuters' long-term business strategy • Material ESG risks
Audit Committee	• Overall reporting/disclosure processes related to ESG, • Internal controls/procedures related to ESG • Finance initiatives related to ESG
HR Committee	• Employee diversity and inclusion initiatives related to ESG • Compensation considerations related to ESG • Defined benefit/defined contribution plan considerations related to ESG
Risk Committee	• ERM considerations related to ESG • AI and emerging technologies • Certain product/services risks and considerations related to ESG

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

- As Chairman, David Thomson seeks to ensure that the Board operates independently of senior management. The Chairman is responsible for chairing Board meetings, ensuring that the Board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the Board and senior management.

- As CEO, Steve Hasker is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the Board.

Deputy Chairman

Our corporate governance guidelines permit the Board to elect a Deputy Chairman. The Deputy Chairman would work collaboratively with the Chairman and assists the Chairman in fulfilling his responsibilities. The Deputy Chairman would also engage in regular dialogue with the Chairman, the CEO and the Lead Independent Director to reinforce our culture of good governance; would serve as an ambassador for Thomson Reuters; and perform additional duties as may be delegated to him by the Chairman or the Board from time to time. As of the date of this circular, the Board has not elected a Deputy Chairman.

Lead Independent Director

Michael E. Daniels is the Board's Lead Independent Director. Among other things, responsibilities of our Lead Independent Director include chairing meetings of the independent directors; in consultation with the Chairman and CEO, approving meeting agendas for the Board; as requested, advising the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the Board; and being available for consultation with the other independent directors as required.

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the Board and help ensure the independent operations of the Board and its committees.

Meetings with and without the CEO/Management

At or near the beginning of each meeting, the Board has an "in-camera" session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day's meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the Board meeting. A similar session is held with the CEO at the end of the meeting, followed by a meeting of the Board without the CEO or other members of management present. Board committees also utilize "in-camera" meetings for discussions without the CEO or members of management present.

Meetings of Independent Directors

As part of each Board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Nine meetings of the independent directors took place in 2023.

Access to Management and Professional Advisors

The Board has access to members of management and professional advisors. The Board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The Board and any of its committees may retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor's fees and other retention terms. Individual directors may retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices.

The HR Committee also utilizes and relies on market survey data provided by a consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the "Compensation Discussion and Analysis" section of this circular.

Delegation of Authority

To clarify the division of responsibility between the Board and management, the Board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the Board to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific Board approval. The Board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee, and oversees the committees' fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Director Attendance

The Board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the Board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of Board and committee meetings in 2023.

	Number of Meetings
Board	9
Audit Committee	7
Corporate Governance Committee	5
HR Committee	6
Risk Committee	4

Five of the Board's nine meetings in 2023 were regularly scheduled. The Board also held four special meetings in 2023. Four of the Board's regularly scheduled meetings were held in person and one was held virtually. All of the Board's special meetings were held virtually.

The following table sets forth the attendance of our directors at Board and committee meetings in 2023. In 2023, attendance for these individuals at all Board and committee meetings was approximately 93% and approximately 97%, respectively. All directors attended 100% of all regularly scheduled Board meetings. Any Board meetings that were missed were special meetings scheduled on reduced notice.

	Board			Meetings Attended Committee					Total	
Director	**Regularly Scheduled**	**Special**	**% Board Attendance**	**Audit Committee**	**Corp. Governance Committee**	**HR Committee**	**Risk Committee**	**Committee Total**	**Total Meetings**	**Total%**
David Thomson	5 of 5	4 of 4	100%	–	–	–	–	–	9 of 9	100%
Steve Hasker	5 of 5	4 of 4	100%	–	–	–	–	–	9 of 9	100%
Kirk Arnold	5 of 5	4 of 4	100%	–	5 of 5	6 of 6	4 of 4	15 of 15	24 of 24	100%
W. Edmund Clark, C.M.	5 of 5	3 of 4	89%	–	4 of 5	6 of 6	–	10 of 11	18 of 20	90%
Laverne Council	5 of 5	4 of 4	100%	7 of 7	–	–	4 of 4	11 of 11	20 of 20	100%
Michael E. Daniels	5 of 5	3 of 4	89%	6 of 7	5 of 5	6 of 6	4 of 4	21 of 22	29 of 31	94%
Kirk Koenigsbauer	5 of 5	3 of 4	89%	–	–	6 of 6	4 of 4	10 of 10	18 of 19	95%
Deanna Oppenheimer	5 of 5	3 of 4	89%	7 of 7	5 of 5	–	–	12 of 12	20 of 21	95%
Simon Paris	5 of 5	3 of 4	89%	7 of 7	5 of 5	–	4 of 4	16 of 16	24 of 25	96%
Kim M. Rivera	5 of 5	2 of 4	78%	6 of 7	–	–	4 of 4	10 of 11	17 of 20	85%
Barry Salzberg	5 of 5	4 of 4	100%	7 of 7	5 of 5	–	4 of 4	16 of 16	25 of 25	100%
Peter J. Thomson	5 of 5	4 of 4	100%	–	–	6 of 6	–	6 of 6	15 of 15	100%
Beth Wilson	5 of 5	2 of 4	78%	6 of 7	–	6 of 6	–	12 of 13	19 of 22	86%
Former Directors										
David W. Binet	3 of 3	4 of 4	100%	–	3 of 3	4 of 4	2 of 2	9 of 9	16 of 16	100%

Controlled Company

Our company is a "controlled company" as a result of Woodbridge's ownership.

Thomson Reuters' corporate governance practices include the following, which we believe are best practices for a Canadian public company with a controlling shareholder:

- No members of the day-to-day Thomson Reuters executive leadership team are related to, or otherwise affiliated with, Woodbridge.

- Woodbridge beneficially owns common shares that have one vote per share. Thomson Reuters has not issued a separate class of shares to Woodbridge with super-voting rights.

- The Thomson Reuters Board of Directors is comprised of a majority of independent directors and the number of directors affiliated with Woodbridge is lower than the proportion of common shares controlled by it. Woodbridge's beneficial ownership as of April 19, 2024 was approximately 69% of our common shares and its representatives on the Thomson Reuters Board will comprise approximately 23% of our directors if all 13 director nominees are elected at the meeting.

- As David Thomson is the Chairman of the Board, we have a separate Lead Independent Director.

- As part of each Board meeting, the independent directors meet separately without management or Woodbridge-affiliated directors present.

- All committees are comprised of a majority of independent directors (other than the Audit Committee, which is 100% independent directors).

- The Board has an effective and transparent process to deal with related party transactions or conflicts of interest between Thomson Reuters and Woodbridge or directors affiliated with Woodbridge. The Corporate Governance Committee of our Board utilizes a policy for considering related party transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A "controlled company" (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A "controlled company" (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the Board believes it is appropriate for Ed Clark and Peter Thomson, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE's controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and Board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

A majority of members of the Risk Committee are also independent.

Board Committees

This section provides information about the Board's four committees (Audit, Corporate Governance, HR and Risk), including each committee's responsibilities, members and activities in 2023. Additional information about each committee is provided below. David Thomson (Chairman of the Board) and Steve Hasker (President and CEO) are not members of any of the Board's committees. David Thomson regularly attends HR Committee meetings as a guest and Steve Hasker is regularly invited to attend all committee meetings in his capacity as President and CEO.

The following table sets forth the current membership of our four Board committees as of April 12, 2024.

Name of Director	Committee Membership			
	Audit	Corporate Governance	HR	Risk
Kirk E. Arnold		✓	✓	✓ (Chair)
W. Edmund Clark, C.M.		✓	✓ (Chair)	
LaVerne Council	✓			✓
Michael E. Daniels	✓	✓ (Chair)	✓	✓
Kirk Koenigsbauer			✓	✓
Deanna Oppenheimer	✓	✓		
Simon Paris	✓	✓		✓
Kim M. Rivera	✓			✓
Barry Salzberg	✓ (Chair)	✓		✓
Peter Thomson			✓	
Beth Wilson	✓		✓	
Total	7	6	6	7

Each of the Board's committees has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at **www.thomsonreuters.com.**

Audit Committee

Responsibilities

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

- the integrity of financial statements and other financial information relating to our company;

- the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);

- the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

- the effectiveness of the internal audit function;

- the overall assessment and management of risk; and

- any additional matters delegated to the Audit Committee by the Board.

In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2023, which are reflected in the work plan below.

2023 Primary Audit Committee Activities	
- Review and discuss the company's annual and quarterly consolidated financial statements and related MD&A; - Review and approve our earnings press releases which include financial results and financial outlooks; - Discuss the company's use of non-IFRS measures; - Discuss the company's implementation of certain modules of a new enterprise resource planning system (ERP) SAP S/4; - Discuss the company's controls and disclosures related to ESG; - Receive periodic updates regarding the company's finance operations; - Receive periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters; - Receive periodic updates from senior management on financial risk topics such as tax, treasury and accounting; - Review the scope and plans for the audit of our company's financial statements;	- Review and approve the company's non-audit services policy as well as certain non-audit services proposed to be provided by PricewaterhouseCoopers LLP; - Review and approve fees to be paid to PricewaterhouseCoopers LLP for its services; - Discuss with PricewaterhouseCoopers LLP: - its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard); - all critical accounting policies and practices used or to be used by Thomson Reuters; - all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor; and - all other matters required to be communicated under PCAOB.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Barry Salzberg and Beth Wilson each qualify as an "audit committee financial expert" (within the meaning of applicable SEC rules) and meet applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards.

Audit Committee Members' Education and Experience

The following summarizes the education and experience of each director nominee who is a member of the Audit Committee that is relevant to the performance of his or her responsibilities.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)	• Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited • Former Professor at Columbia Business School • Degree in accounting from Brooklyn College, JD from Brooklyn Law School and LLM in Tax from New York University
LaVerne Council	• MBA and bachelor's degree in business administration • Member of CONMED Corporation board of directors and audit committee • Member of Concentrix Corporation board of directors and audit committee • Member of Mathematica board of directors and audit committee
Michael E. Daniels	• More than 25 years of executive experience at IBM • Former member of the Tyco International Ltd. audit committee • Member of SS&C Technologies Holdings, Inc. and Johnson Controls International plc boards of directors
Deanna Oppenheimer	• Former Vice Chair of Global Retail Banking of Barclays PLC • Former President of Consumer Banking of Washington Mutual, Inc. • Former member of AXA Global Insurance audit committee • Former member of NCR Corporation audit committee
Simon Paris	• Chief Executive Officer of Finastra • Chair of the World Trade Board • Member of Everbridge, Inc. board of directors
Kim M. Rivera	• Chief Legal Officer and Business Affairs Officer, OneTrust, LLC • Former President, Strategy and Business Management and Chief Legal Officer of HP Inc. • Supported audit committees of two publicly traded Fortune 500 companies
Beth Wilson	• Chair of the Chartered Professional Accountants of Canada • Former audit partner and Managing Partner at KPMG • Former Chief Executive Officer of Dentons Canada LLP • Audit Committee Chair at The Hospital for Sick Children and Woodgreen Foundation • Member of Power Corporation of Canada and IGM Financial Inc. audit committees • Bachelor of Commerce degree from University of Toronto and a Certified Professional Accountant in good standing with the Chartered Professional Accountants of Ontario

Financial Reporting

The Audit Committee meets to discuss and review our:

• annual and quarterly earnings releases; and

• annual and quarterly management's discussion and analysis (MD&A) and related financial statements.

As is customary for a number of global multinational companies, the Board has delegated review and approval authority to the Audit Committee for our quarterly earnings releases, MD&A and financial statements. Following the Audit Committee's recommendation, the full Board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

Prior to an Audit Committee meeting at which draft financial reporting documents will be discussed, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released.

For the annual report, a draft is distributed to the members of the Board in advance of a Board meeting for their review and approval. At the Board meeting, directors are given an opportunity to raise any questions or comments.

Based upon the reports and discussions described in this circular, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our Board approve the filing of the audited consolidated financial statements and related MD&A and their inclusion in our annual report for the year ended December 31, 2023.

Independent Auditor

The Audit Committee is responsible for selecting, evaluating and recommending for nomination the independent auditor to be proposed for appointment or re-appointment. The Audit Committee recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2025 and that our Board submit this appointment to shareholders for approval at the 2024 annual meeting of shareholders. In connection with recommending PricewaterhouseCoopers LLP, the Audit Committee considered the firm's provision of services to Thomson Reuters over the last year, including the performance of the lead audit engagement partner and the audit team. The Audit Committee also reviewed the appropriateness of PricewaterhouseCoopers LLP's fees in relation to the size of Thomson Reuters and its global footprint. The Audit Committee continues to be satisfied with PricewaterhouseCoopers LLP's performance and believes that its continued retention as independent auditor is in the best interests of Thomson Reuters and its shareholders.

Throughout the year, the Audit Committee evaluates and is directly responsible for our company's relationship with PricewaterhouseCoopers LLP. The Audit Committee appoints PricewaterhouseCoopers LLP as our independent auditor after reviewing and approving its engagement letter. The Audit Committee also determines PricewaterhouseCoopers LLP's fees.

The Audit Committee and representatives from PricewaterhouseCoopers LLP meet several times during the year. In 2023, representatives from PricewaterhouseCoopers LLP attended each Audit Committee meeting and met with the Audit Committee in separate sessions.

PricewaterhouseCoopers LLP is accountable to the Audit Committee and reports directly to the Audit Committee.

On an annual basis, before PricewaterhouseCoopers LLP issues its report on our company's annual financial statements, the Audit Committee:

- Confirms that PricewaterhouseCoopers LLP has submitted a written statement describing all of its relationships with Thomson Reuters that, in PricewaterhouseCoopers LLP's professional judgment, may reasonably be thought to bear on its independence;

- Discusses any disclosed relationships or services, including any non-audit services, that PricewaterhouseCoopers LLP has provided to Thomson Reuters that may affect its independence;

- Obtains written confirmation from PricewaterhouseCoopers LLP that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants and the standards established by the Public Company Accounting Oversight Board; and

- Confirms that PricewaterhouseCoopers LLP has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

The Audit Committee has also adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by PricewaterhouseCoopers LLP.

- The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

- The policy requires the Audit Committee's specific pre-approval of all other permitted types of services that have not already been pre-approved.

The Audit Committee's charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2023, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators' Multilateral Instrument 52-110 (Audit Committees).

Internal Audit and Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our company has adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department of our company, which performs an internal audit function, prepares and oversees the overall plan for assessing our internal control over financial reporting.

Each year, Corporate Compliance and Audit identifies certain processes, entities and/or significant accounts to be within the scope of its internal control focus areas and testing for the year. In determining the proposed scope of its annual internal audit plan, the Corporate Compliance and Audit department identifies, assesses and prioritizes risk to Thomson Reuters and considers both quantitative and qualitative factors in its assessment.

In the first quarter of 2023, Corporate Compliance and Audit presented an annual internal audit plan to the Audit Committee for its review and approval. The Head of Corporate Compliance and Audit met with the Chair of the Audit Committee to preview internal audit and internal controls matters which were to be discussed at each Audit Committee meeting. The Head of Corporate Compliance and Audit then provided updates to the Audit Committee at meetings throughout the year. During the second half of 2023, the Corporate Compliance and Audit department tested applicable internal controls over financial reporting in order to achieve compliance with the required year-end evaluation of the effectiveness of the company's internal control environment.

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023. In March 2024, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2023. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its independent review and report on the effectiveness of our internal controls over financial reporting.

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. The Audit Committee receives an annual update from management regarding the adequacy and effectiveness of our disclosure controls and procedures, including the role and responsibilities of management's disclosure committee.

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Risk Assessment and Management

The Audit Committee continues to discuss Thomson Reuters' guidelines and policies that govern the overall process by which risk assessment and risk management is undertaken at the company. As part of this oversight role, the Audit Committee periodically reviews reports from or meets with the Risk Committee regarding the company's processes for assessing and managing risk. Risk topics not otherwise assigned to the Audit Committee or the HR Committee are overseen by the Risk Committee, and the Corporate Governance Committee oversees the division of responsibilities between the Board and its committees. As part of this division of responsibilities, the Audit Committee discusses the company's major financial risk exposures and the steps that management has taken to monitor and control such exposures. As part of its financial risk management oversight responsibilities, the Audit Committee met with management in 2023 to discuss treasury risk management and the external tax environment.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described earlier in this circular.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

- our company's overall approach to corporate governance;

- the size, composition and structure of the Thomson Reuters Board and its committees, including the nomination of directors;

- orientation and continuing education for directors;

- related party transactions and other matters involving actual or potential conflicts of interest; and

- any additional matters delegated to the Corporate Governance Committee by the Board.

The following table provides an overview of the Corporate Governance Committee's work plan for 2023.

2023 Primary Corporate Governance Committee Activities	
- Review size, composition and structure of the Board and its committees for effective decision-making, including new committee members - Board succession planning (which includes Board diversity) - Oversee the effectiveness of the Board and its committees, including receiving a report from the Lead Independent Director on the evaluation process and the interviews with directors - Assess director independence, financial literacy and audit committee financial expert status - Nominate directors for the annual meeting - Review director compensation and structure - Review corporate governance disclosure for draft proxy circular and virtual AGM format - Review corporate governance guidelines and committee charters - Review committee composition and chairs - Review external analysis of proxy circular and other shareholder group assessments - Discuss the company's approach to ESG - Review compliance with Thomson Reuters Trust Principles - Report on effectiveness of Thomson Reuters Code of Business Conduct and Ethics - Review D&O insurance and indemnification	**Periodically** - Review orientation and continuing education initiatives for directors - Review position descriptions for Board - Review related party transactions and conflicts of interest - Monitor developments in corporate governance and recommend appropriate initiatives as part of overall approach to governance - Consider agendas for meetings of independent directors - Review Board and CEO expenses - Review delegation of authority - Review share ownership expectations and compliance - Approve any waivers of Code of Business Conduct and Ethics - Monitor relationships between senior management and the Board - Be available as a forum for addressing the concerns of individual directors

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates. Through its search firm, the Corporate Governance Committee maintains an evergreen list of potential director candidates.

The Corporate Governance Committee recommends candidates for initial Board membership and Board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the Board and overall management of the business and affairs of our company.

Diversity is among these other attributes as the Corporate Governance Committee believes that having a diverse Board enhances Board operations. While the Corporate Governance Committee focuses on finding the best qualified candidates for the Board, a nominee's diversity may be considered favorably in his or her assessment. In 2020, our company's Corporate Governance Guidelines were updated and currently reflect that for purposes of those guidelines, diversity includes business experience, thought, style, culture, gender, geographic background, race, visible minorities, national origin, Indigenous persons, religion, gender identity and expression, sexual orientation, disability, age and other personal characteristics.

In identifying candidates for appointment, election or re-election, the Board and the Corporate Governance Committee specifically consider the level of representation of women on the Board.

In April 2022, the Board formalized an objective that at least 30% of its members should be women. The Board met this goal at its 2022 annual meeting. Five of the 13 director nominees proposed for election (approximately 38%) at this year's meeting are women and two director nominees have self-identified as racially or ethnically diverse. Thomson Reuters is also a member of the 30% Club Canada, which has a goal of at least 30% representation of women on all boards and in C-suites by 2022.

Director Orientation

All new directors are provided with an orientation in connection with their election or appointment to the Board, which includes:

- Induction materials describing our business, our corporate governance structure and related policies and information; and

- Meetings with the Chairman, Lead Independent Director, CEO, CFO and other executives.

The Board's secure website, management reports and other means of communication also provide directors with information to ensure their knowledge and understanding of our business remain current.

Largely in connection with Board and committee meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These Board papers are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors' attention. The Board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

Continuing Education

The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Our directors are members of the National Association of Corporate Directors (NACD) and the company pays the cost of that membership. NACD membership provides directors with access to insights, analytics, courses and events. To facilitate ongoing education, the directors are also entitled to attend external continuing education opportunities at the expense of Thomson Reuters.

The following table summarizes some of the education sessions provided to our directors in 2023:

Month	Topic/Subject	Attendees	Presenter(s)
February	Executive compensation risks	HR Committee	FW Cook (external compensation consultant)
March	Compliance update	Risk Committee	Thomson Reuters Chief Compliance Officer
	Disclosure controls and procedures update	Audit Committee	Thomson Reuters internal legal counsel
April	AI board education session	Board	Thomson Reuters Head of AI & TR Labs
September	Executive compensation trends and developments	HR Committee	FW Cook (external compensation consultant)
September	ESG regulatory update, including climate change disclosure update	Audit Committee	Thomson Reuters internal ESG leadership
October	Legal and compliance update	Board	Thomson Reuters Chief Legal Officer
November	Regulatory compliance session	Board	E&Y
Quarterly	Tax updates	Audit Committee	Thomson Reuters Head of Tax
Quarterly	Accounting updates	Audit Committee	Thomson Reuters Chief Accounting Officer

Site Visits

In January 2024, the Corporate Governance Committee facilitated a visit by directors to the Thomson Reuters office in Zug, Switzerland. The Board coordinates the timing of these site visits to coincide with regularly scheduled Board meetings. This allows the directors to participate in the site visit at the same time and then attend a Board meeting as part of one trip. The visits are designed to:

- Enable directors to update themselves on our key businesses, products and services;
- Provide an opportunity for directors to interact with key executives, high potential talent and customers; and
- Give a broader selection of current and future executives the opportunity to meet directors.

Feedback on this program from directors and location hosts has been positive and it is expected to continue in the future.

Board Effectiveness Review

The Corporate Governance Committee, together with the Lead Independent Director, reviews the effectiveness of the Board, its committees and individual directors annually. This review helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board and committee operations.

The assessment process is conducted as follows:



Each director is required to complete a detailed questionnaire which includes an individual self-assessment and an assessment of the Board and each committee they are a member of. Thomson Reuters General Counsel's Office collects the completed questionnaires and summarizes the results in a report to the Lead Independent Director.

The Lead Independent Director then meets individually with each independent and non-independent director to discuss the results of the questionnaires, to assess the performance of the Board and its committees and to solicit peer evaluation.

The Lead Independent Director initially prepares a summary of the outcome of the questionnaires and his one-on-one interviews for review and discussion with the Corporate Governance Committee before presenting the report to the Board. The Corporate Governance Committee may make recommendations to the Board to improve the effectiveness of the Board in light of the results of the assessments. The Corporate Governance Committee monitors any priorities and action plans that are developed as a result of the evaluation process.

This process was most recently completed and reviewed with the Corporate Governance Committee and the Board in March 2024.

The Corporate Governance Committee reviews the adequacy of the assessment process and the questionnaires periodically to take into account new trends and best practices.

Annually, the Board also reviews its responsibilities by assessing our corporate governance guidelines and each committee of the Board performs an annual review of its charter. The Corporate Governance Committee also reviews various position descriptions on an annual basis.

Conflicts of Interest and Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director is required to inform the Board and executive officers are required to inform the CEO. We also ask our directors and executive officers about potential or actual conflicts of interest in annual questionnaires. Our policies on conflicts of interest are reflected in our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and in supplemental guidance approved by the Board.

Unless otherwise expressly determined by the Board or relevant committee of the Board, a director who has a conflict of interest in a matter before the Board or such committee must not receive or review any written materials related to the conflict subject area, nor may the director attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the Board or the applicable committee has expressly determined that it is appropriate for him or her to do so.

If a director has a significant, ongoing and irreconcilable conflict, voluntary resignation from the Board or the conflicting interest may be appropriate or required.

Related Party Transactions Policy

Under our current related party transactions policy, the disinterested members of the Corporate Governance Committee or an independent body of the Board conducts a reasonable prior review and oversight of related party transactions for potential conflicts of interests and will only approve such a transaction if it is determined that the transaction is in the best interests of Thomson Reuters and its stakeholders.

If it is not possible to convene a meeting of the Corporate Governance Committee to review and approve any such transaction in advance, then the Chair of the Corporate Governance Committee will consider whether the related party transaction is appropriate and, if so, will approve it. Any such transaction will be subject to ratification by the Corporate Governance Committee at its next regularly scheduled meeting.

An "independent special committee" of the Board shall be established in connection with related party transactions when required pursuant to applicable Canadian law or otherwise determined to be advisable.

The company's related party transactions policy includes various considerations for reviewing the relevant facts and circumstances of transactions and includes a set of related party transactions that are pre-approved for purposes of the policy.

A director who may not be considered independent for purposes of a related party transaction (e.g., a director, including any immediate family member, who is a party to or has a potential conflict of interest in a proposed related party transaction, or has a material interest in any related party transaction or in a party to a related party transaction) is to disclose that fact and provide all material information concerning the transaction to the Chair of the Corporate Governance Committee and the Chief Legal Officer and Company Secretary as soon as they become aware. Any such director must not receive or review any written materials or correspondence related to the conflict subject area, nor attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the disinterested members of the Corporate Governance Committee have expressly determined that it is appropriate for him or her to do so.

All related party transactions that are required to be disclosed pursuant to Canadian law shall be disclosed in Thomson Reuters' applicable filings with the Canadian securities regulatory authorities and/or the SEC.

For more information about related party transactions in the last two years, please see the management's discussion and analysis (MD&A) section of our 2023 annual report.

HR Committee

The HR Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

- the selection and retention of senior management;
- planning for the succession of senior management;
- talent and professional development for senior management;
- the compensation of the CEO and other senior management and assessment of compensation risk;
- human capital management;
- the management of pension and significant benefit plans for employees; and
- any additional matters delegated to the HR Committee by the Board.

The following table provides an overview of the HR Committee's work plan for 2023.

2023 Primary HR Committee Activities	
• Review target compensation for executive officers • Evaluate the performance of the CEO and review of the evaluations of other executive officers • Approve 2022 annual incentive award payouts • Approve 2023 annual and long-term incentive award design, the mix of cash and equity compensation, the allocation of equity-based awards, and performance goals • Discuss 2023 annual and long-term incentive award design • Approve compensation disclosure in the annual management proxy circular • Review and approve new clawback policies	• Discuss human capital management matters such as diversity and inclusion initiatives, talent, organizational health and culture and related ESG matters • Review succession planning • Review compensation program risk assessment • Review compensation trends and regulatory developments • Approve compensation peer group • Review equity share plan reserve analysis • Review "Say on pay" modeling and evaluate outcome of "Say on pay" vote • Review key global retirement plans • Review senior management's share ownership guidelines • Review certain new senior executive hirings and terminations

The following is a brief summary of the experience of each director nominee who is a member of the HR Committee that is relevant to the performance of his or her responsibilities.

HR Committee Member	Experience
W. Edmund Clark, C.M. (Chair)	• Former Group President and Chief Executive Officer of TD Bank Group • Familiarity with global compensation standards
Kirk E. Arnold	• Chair of Ingersoll Rand Inc. compensation committee • Member of Trane Technologies PLC human resources and compensation committee • Member of the Board of Directors of The Predictive Index, a private software company focused on human resource engagement tools and leadership practices • Senior Lecturer at MIT Sloan School of Management, including teaching a course on compensation strategies • Former Chief Executive Officer of Data Intensity, Inc., Keane, Inc. and NerveWire
Michael E. Daniels	• Over 25 years of executive experience at IBM • Familiarity with global compensation standards • Chair of Johnson Controls International plc compensation committee
Kirk Koenigsbauer	• Chief Operating Officer and Corporate Vice President at Microsoft Corporation. • Familiarity with global compensation standards
Peter J. Thomson	• Chair of Woodbridge and familiar with compensation programs at many companies • Familiarity with global compensation standards
Beth Wilson	• Director at Woodgreen Foundation and IGM Financial Inc. • Former Chief Human Resources Officer at KPMG • Former Chief Executive Officer at Dentons LLP • Familiarity with global compensation standards

Compensation Planning

The HR Committee's responsibilities include establishing, implementing and overseeing our compensation policies and programs. A detailed discussion of the HR Committee's responsibilities in this area is provided in the "Compensation Discussion and Analysis" section of this circular.

CEO Performance Evaluation and Objectives Setting

The HR Committee assists the Board in setting objectives each year for the CEO. The HR Committee and the Board evaluate the performance of the CEO against these objectives at year end. The HR Committee reports to the full Board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

Human Capital Management

Our human capital practices and initiatives are designed to attract, develop and retain talented employees across all of our businesses around the globe, and ensure they feel valued, are provided with opportunities to grow, and are driven to succeed. We focus on a variety of human capital topics, such as compensation and benefits, culture and employee engagement, talent acquisition/development, and diversity and inclusion. Over the last few years, oversight of human capital management has also been a key focus area for our Board of Directors.

Our talent priorities continue to focus on addressing shifting organizational needs and business realities. In an AI-enabled world, jobs are changing rapidly and continuously. Our talent strategy in turn must also be agile, flexible and proactive. Our focus is on helping employees build skills necessary for an AI-enabled future and supporting their career growth. We will be doing more to identify, articulate and build critical skills and make a "skills-first" approach the basis for our talent decisions, development, and internal mobility efforts.

The HR Committee plays a key role in overseeing talent management and succession planning strategies, with strong leadership from our CEO and Chief People Officer. As such, the HR Committee is regularly updated on the leadership development, and engagement of our employees. The HR Committee also partners with the CEO and the Chief People Officer in reviewing succession and developmental plans for executive management, critical talent and succession risk metrics, progress made over the year and plans for the upcoming year. The Board, the HR Committee and management also engage in detailed succession planning discussions for senior roles, and the principles employed at the senior-most levels of the organization are embraced by management throughout the entire organization.

While we voluntarily publish numerous human capital-related metrics and data in our securities filings and on our website (notably in our Social Impact & ESG Report), some metrics and data are not publicly disclosed due to competitive considerations.

> For additional information regarding some of our human capital management initiatives,
> please see the "ESG" section of this proxy circular.

We expect that human capital management will continue to be an important focus area in the future for management and the Board because it ensures solid stewardship of our organization, supports important societal objectives, and is key to ensuring strategic advantage in the marketplace.

Risk Committee

The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

- Thomson Reuters' identification, assessment and management of enterprise risks, other than financial risks (which are overseen by the Audit Committee) or risks related to talent/employee matters (which are overseen by the HR Committee); and

- any additional matters delegated to the Risk Committee by the Board.

In 2023, the Risk Committee met with senior management to review the company's frameworks and policies for risk management, including the steps and process taken to identify, assess, monitor and manage risks. As part of this review, senior management presented an overview of its 2023 ERM process to the Risk Committee. The overview reflected key risks identified by management and a proposed calendar of future meetings for "deep dive" reviews and discussions about specific risks (at the Board or committee level). While the Risk Committee oversees and manages our company's framework policies and procedures with respect to risk identification, assessment and management, it is the responsibility of our CEO and senior management to identify, assess and manage our company's risks through the design, implementation and maintenance of our ERM program. The Risk Committee's responsibilities include reviewing and approving the ERM framework on an annual basis.

The following table provides an overview of the Risk Committee's work plan for 2023.

2023 Primary Risk Committee Activities	
- Approve 2023 enterprise top risks - Review ERM quarterly report, which discusses the ongoing management of enterprise top risks - Discuss cybersecurity, data protection controls, data and ethics, business continuity/disaster recovery systems and other information security matters - Discuss key risks related to macroeconomic and geopolitical environment, product stability, third party issues, competitors and acquisitions, dispositions and integration - Discuss key risks related to employee wellbeing, safety and security - Discuss legal and regulatory compliance risks that are not overseen by the Audit Committee - Review 2024 internal audit plan - Approve 2024 ERM framework	**Periodically** - Table-top exercises on topics such as cybersecurity "Deep dives" on selected risk topics - Discuss certain reputational risks

Joint Audit Committee and Risk Committee Meetings

As part of the Board's risk assessment and risk management oversight, the Audit Committee and the Risk Committee met jointly in March 2023 to discuss topics of interest to each committee. The joint committee meeting was co-chaired by Barry Salzberg (Audit Committee Chair) and Kirk Arnold (Risk Committee Chair).

The topics discussed by the joint committees were the following:

- Review of the 2023 internal audit work plan; and

- Review of "Risk Factors" disclosure for the annual report and general review of the risk assessment process.

About Our Independent Auditor

HIGHLIGHTS

- We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2025 annual meeting of shareholders.

The Board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the Board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2023 and 2022.

(in millions of U.S. dollars)	2023	2022
Audit fees	$ 12.8	$ 11.9
Audit-related fees	1.0	2.0
Tax fees	1.4	1.3
All other fees	–	–
Total	$ 15.2	$15.2

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2023 and 2022.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the "audit fees" category above. These services included transaction due diligence, system pre-post implementation reviews, other attestation engagements, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions and divestitures.

All Other Fees

Fees disclosed in the tables above under the item "all other fees" were for services other than the audit fees, audit-related fees and tax fees described above.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Stakeholder Engagement

HIGHLIGHTS

- We actively engage with our stakeholders throughout the year
- We welcome feedback and input from our stakeholders

Thomson Reuters actively engages with its stakeholders on a variety of topics, including:

- Financial performance
- Corporate/growth strategy
- Corporate governance
- Executive compensation
- Human capital management
- Diversity and inclusion
- Other ESG-related topics (as discussed further on the next page of this circular)

In 2023, stakeholder engagement was conducted by different leaders and groups across our company, including:

- Investor Relations
- Our CEO and CFO
- Our Chief Communications Officer
- Our Chief Legal Officer and Company Secretary

On a day-to-day basis, inquiries or other communications from stakeholders to management are answered by our Investor Relations and other Corporate departments or are referred to another appropriate person in our company.

Our earnings conference calls are broadcast live via webcast and are accessible to interested stakeholders, the media and members of the public.

In March 2024, our senior leadership team hosted an Investor Day that included a series of presentations outlining Thomson Reuters plans for growth and showcasing some of our innovative product offerings. Presentations given by senior executives at our Investor Day and other investor conferences are promptly made public in the "Investor Relations" section of our website.

At the annual meeting, shareholders are provided with an opportunity to ask questions to our Board, CEO, CFO and other members of senior management. Our company also has meetings throughout the year with shareholders and other stakeholders, shareholder advocacy groups and financial analysts.

Shareholders and other stakeholders with questions about our company are encouraged to contact our Investor Relations department by e-mail at **investor.relations@thomsonreuters.com** or by phone at 1.332.219.1046.

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by e-mail at **board@thomsonreuters.com** or by writing to them c/o Norie Campbell, Chief Legal Officer and Company Secretary, Thomson Reuters, 19 Duncan Street, Toronto, Ontario, M5H 3H1, Canada.

ESG

HIGHLIGHTS

- We manage our business for the long term and view programs that improve environmental, social and governance (ESG) through that lens
- We consider ESG one important mechanism for sustained value creation, reinforcing the underlying health of our company now and beyond the horizon

Our company is dedicated to serving institutions and businesses that keep the wheels of commerce turning, uphold justice and taxation systems, fight fraud, support law enforcement and report on world events with impartiality, as an important source of unbiased news globally. In these and many other ways, we aspire to strengthen the foundations of society in partnership with our customers.

We pursue ESG initiatives because they contribute to value creation for our customers, employees, shareholders and other stakeholders. The Board and its committees oversee different ESG-related areas that are of the greatest importance to the organization and our stakeholders to achieve our long-term strategic objectives. Ultimately, though, our ESG-related initiatives require employees who take on responsibility for them and are empowered to achieve them. Subject matter experts lead the work, and senior executives are accountable for embedding programs in the business, for maximum impact and duration.

Our ESG-related workstreams include sustainability, diversity and inclusion, community relations and volunteerism. ESG factors are considered in our ERM processes. The work of the Thomson Reuters Foundation also contributes to our ongoing ESG efforts.

Thomson Reuters understands that ESG measures are important to our stakeholders and drive positive impact on global issues. Conducting business in a principled manner – and transparently disclosing relevant targets and metrics related to our ESG programs – will not only allow our stakeholders to be informed on our progress, but also encourage others to lead.

> We post a Social Impact & ESG Report annually on our website, **www.thomsonreuters.com/social-impact-report**, which summarizes our strategy, includes stories of progress and tracks performance, tying our efforts to our business strategy and commercial expertise. The report highlights how we run our business with purpose, manage our sustainability goals, foster an inclusive workplace, and make a difference in communities through wider-ranging social impact programs pursuing access to justice, truth and transparency. We encourage you to review the Social Impact & ESG Report to gain a better understanding of our accomplishments and practices in these areas.

We believe that by uniting our technical capabilities with those of our customers in these areas, we will drive the greatest change. We also believe in the power of collaboration with the international business community, so we are signatories of the United Nations Global Compact (UNGC), a non-binding United Nations (U.N.) pact to encourage businesses and firms worldwide to adopt sustainable and socially responsible policies. We are actively partnering to advance the Sustainable Development Goals, particularly SDG 16 – *Peace, Justice and Strong Institutions.*

We are also aligned with the United Nations Guiding Principles on Business and Human Rights (UNGPs), which augment our longstanding commitment to the UNGC, the U.N. Declaration on Human Rights, and other international standards. The UNGPs are the global standard for preventing and addressing the risk of adverse impacts on human rights linked to business activity, and they provide the internationally accepted framework for enhancing standards and practices regarding business and human rights.

In 2023, we commenced a process to update our ESG materiality assessment to comply with new global regulations. This is an assessment that allows companies to identify and prioritize the ESG issues that are most likely to impact their business and stakeholders in the short and long-term. We used "double materiality" as our lens – which means we examined how material ESG topics affect our business and create or erode enterprise value as well as how material ESG risks and opportunities in our business could positively or negatively impact people, economies and the environment. Our initial assessment was completed in 2022. As part of this assessment, we conducted a company-wide human rights impact assessment (HRIA) of our global operations, products, and services. In doing so, we sought to proactively manage actual and potential human rights impacts in order to mitigate risks to both Thomson Reuters and to stakeholder groups. The methodology for this assessment included desk-based research, internal and external stakeholder interviews, and detailed analysis and discussions of the findings. This process also included benchmarking ourselves against our peers and leading companies. This assessment examined potential impacts across stakeholder groups and helped us identify salient human rights risks which were then mapped against the expectations of the UNGPs, which now inform our human rights strategy and roadmap. Our commitment to respecting human rights throughout our operations will continue to guide our work and the recommendations from this comprehensive ESG assessment will continue to help us identify, assess, and proactively respond to salient and material risks across our enterprise.

In March 2023, we released our first Human Rights Policy which informs our colleagues, customers, shareholders and those in the communities where we operate and do business, of our commitment and approach to human rights. Our ongoing commitment to respecting human rights throughout our operations guide our work and the recommendations from our comprehensive ESG materiality assessment which help us identify, assess, and proactively respond to salient and material risks across our enterprise. Our 2023 Social Impact & ESG Report, which we anticipate publishing in Spring 2024 and will be available on our website at **www.thomsonreuters.com**, will contain additional information on key findings from our updated ESG materiality assessment.

Environmental Practices

Some of our environmental initiatives and accomplishments include the following:

- We continue to source renewable energy for 100% of our operations. We have achieved this largely through the purchase of renewable power by matching our electricity usage with renewable energy credits acquired around the world. We are also working closely with our suppliers to drive lower emissions within our supply chain.

- We joined the Science Based Targets Initiative (SBTi) in 2020, aligning to the most ambitious 1.5-degree Celsius pathway. Thomson Reuters is among a leading group of approximately 2,700+ companies globally to have done so.

- In 2020, we announced our commitment to targeting net-zero emissions by 2050. As of the end of 2023, we had reduced our Scope 1 and Scope 2 GHG emissions by 93% from our 2018 baseline and we are significantly ahead of our SBTI commitment. We will continue to measure and manage our own emissions and environmental impacts and continue to identify ways to further assess, monitor and improve our carbon footprint.

- We continue to optimize our real estate portfolio utilization to adjust to market trends, business needs, and evolving ways of working. This is contributing to a decreased carbon footprint by reducing the number of office locations.

- Our strategy is to migrate more of our revenue to the cloud with the aim of reducing our environmental footprint as we rely less on energy consumption associated with company-managed data centers. We continue to take advantage of cloud-hosting environments that are transparent with their operations, resources and utilization with a focus on optimized waste reduction.

- Some of our content and other information products help our customers address climate change matters. For example, Practical Law includes a tracker covering key Biden Administration actions and initiatives on climate, energy and environmental issues and other resources related to climate change disclosures for U.S. public companies. The Thomson Reuters Institute also launched an ESG Resource Center which offers insights for corporations and governments around the world on the most pressing current and future issues concerning ESG topics.

Social Practices

Our culture

At Thomson Reuters, we prioritize our people, cultivating a supportive environment where we focus on our employees feeling valued, supported, and able to thrive in their professional life. We want every employee to have the opportunity to reach their full potential for an AI-enabled future and feel proud to recommend working here. Our team is committed to solving big challenges for our customers, fostering an inclusive culture, and bringing their best selves to work each day. Our culture celebrates diverse perspectives, embracing all aspects of identity to foster innovation and competitive advantage. We know that having a diverse workforce is not enough, we need to continue to cultivate an inclusive culture that harnesses our employees' unique strengths.

Every day, we strive to uphold the Thomson Reuters Trust Principles, ensuring integrity, independence and freedom from bias. Our focus on providing an exceptional employee experience is reflected in our history of being recognized as a leading employer. While we take pride in our 26 awards and recognitions for 2023, we are aware of the need to continue to increase momentum and evolve which is a priority for 2024. A few of our awards for 2023 included:

- Equality 100 and 100% score on Corporate Equality Index, Human Rights Campaign
- Best Places to Work for LGBTQIAP Mexico, Best Place to Work for LGBTQIAP+ Brazil, Best Place to Work for LGBTQIAP+ Argentina, Human Rights Campaign
- Best Places to Work for Disability Inclusion and 100% score on Disability Inclusion Index, Disability:IN
- Great Place to Work Certified in six countries: Philippines, Canada, Brazil, India, Costa Rica and Japan
- Best Workplace for Technology, Large Companies in Canada and Brazil, Great Place to Work
- Best Workplace for Women in India, Great Place to Work
- Greater Toronto's Top Employers, Canada's Top 100
- Best Places to Work in Canada, Glassdoor Canada

  Top Company Leader for Women Technologists, AnitaB.org

Diversity and Inclusion

Diversity and Inclusion (D&I) are core to our purpose and values at Thomson Reuters, and we remain committed to making our company a more diverse and inclusive place to work. This includes prioritizing D&I as a business imperative, continually improving the inclusiveness and equity of our employee experience for all employees and achieving our D&I goals.

In 2020, Thomson Reuters established aspirational goals for diversifying our senior leadership (director and above). In 2023, we saw positive progress in hiring and promoting diverse talent in senior leadership while also experiencing attrition of diverse talent at near similar rates. Thus, our overall progress is a small net improvement in the representation of women and Black employees in senior leadership while the representation of racial and ethnically diverse employees in senior leadership remained flat year-over-year. In addition, we have made meaningful progress in increasing the diversity of our executive team. As of February 1, 2024, 50%, (5) of our current 10 executive officers are women and 30% (3) identify as racially/ethnically diverse. We recognize that there is still work to do, and we are steadfast in our commitment to increasing diverse representation. As such, we are recommitting to our representation goals in 2024.

The following table sets forth our diverse talent representation in 2021, 2022 and 2023, as well as our 2024 goals:

Goal	2021	2022	2023	2024 Goal
Women in senior leadership	41%	41%	**42%**	45%
Racially/ethnically diverse talent in senior leadership	16%	18%	**18%**	20%
Number of Black employees in senior leadership	38	38	**41**	60

Note – our racial/ethnically diverse representation and Black talent representation goals are only measured for the U.S. (including Puerto Rico), U.K., Canada, Brazil and South Africa.

Additional D&I initiatives we'd like to highlight from 2023 include:

- Sponsorship of ten business resource groups (BRGs), which play a critical role in driving awareness and understanding of diverse backgrounds, cultivating a culture of belonging and execution against our D&I strategy. This includes the launch of our new Interfaith Employee Network – focused on fostering inclusion, belonging and allyship for the range of global faiths and spiritual diversity that exists in our workforce. Our other BRGs include the Asian Affinity Network, Black Employee Network, Disability Employee Network, Early Careers Network, Indigenous Peoples Network, Latino Employee Network, Pride at Work, Veterans Network and Women at Thomson Reuters. Collectively, our BRGs span more than 80 chapters across the world with the support of over 140 volunteer co-chairs.
- Focused on accelerating the careers of talent through three employee-led leadership development conferences. Aspire to Lead, led by Women at Thomson Reuters, brings together powerful speakers, skill-building workshops and networking opportunities to inspire women and allies to lead with confidence in their professional and personal lives. Celebrating its 11th year, the virtual conference brought together over 2,300 employees to "Unleash your Superpower." BENergy, hosted by our Black Employee Network, focused on career mobility, goal setting, personal branding and networking. Sessions focused on removing the

ambiguity of what it takes to achieve career and development goals. And, ECN Worldwide, hosted by our Early Careers Network (ECN), helped attendees explore the range of career opportunities at Thomson Reuters and reframe career paths as a lattice with multiple options.

- Expansion of our Connected Leaders Academy (in partnership with McKinsey) to include a new Leadership Essential Program to complement the existing Executive Leadership and Management Accelerator learning paths. Since the launch in 2021, the Connected Leaders Academy at Thomson Reuters has reached over 820 racial and ethnically diverse talent that self-identify as Black, Hispanic/Latino and Asian from 15 countries. The robust alumni network of talent from this program continues to come together for our newly launched Peer Learning sessions and bimonthly networking meetings.

- Continued to invest in and make progress on our core D&I initiatives. We grew the completeness of our voluntary self-identification data by 7% through our Count Me In internal initiative, further deepening our talent insights. We continued to highlight our Breaking Bias program and enroll new and existing employees in this enterprise training, resulting in 67% global employee completion. Through Ten Thousand Coffees, our digital platform that democratizes access to social learning, networking and mentorship, over 15,000 employee connections were made by colleagues across the world and over 100 office hours were hosted by Thomson Reuters leaders.

Health and Wellbeing

We believe our people are our greatest asset, and we are committed to fostering a supportive environment where we focus on employees feeling valued, cared for, and empowered to thrive at work and in life. We continue to invest in and prioritize initiatives that embrace a healthy lifestyle, address personal challenges, and support the mental, physical, financial, and social well-being of our talent.

In 2023, we enhanced "Flex My Way", which is a collection of supportive workplace policies that promote work-life balance and improved flexibility. Previously, we launched flexible and hybrid working, caregiver-paid time off, increased bereavement leave and work from anywhere for up to eight weeks per year (with up to four weeks in an authorized country and the remaining in your country of employment), sabbatical leave and flexible vacation in the US and Canada. In 2023, we proudly launched a global gender-neutral 16-week minimum standard for parental leave. This ensures no matter where in the world our talent is, regardless of gender, sexual orientation, marital status, or family role, all parents can take the necessary time off to establish routines, bond with their child, and settle into parenthood.

We have made mental health and healthy minds a central pillar of the employee experience, where we empower everyone to speak openly and confidently about their wellbeing. Our mental health resources continue to expand with a focus on support for our people leaders. In 2023, we continued to deliver Mindful Leadership Training through live interactive sessions and introduced the Mindful Leadership eTraining with an accompanying toolkit to ensure sustainable global access to the training and resources needed to lead mentally healthy and psychologically safe teams. This resource was added in addition to our broad effort to embed wellbeing into our workplace culture across the organization by ensuring all employees feel comfortable being themselves, hear the same messages, have access to care and support, and participate equally in offerings which include: free access to an employee assistance program, a meditation app, mindfulness discussions, learning opportunities and spotlights on mental health centered around two annual mental health days off (May and October). We remain a signatory to the Mindful Business Charter, where we continue to implement workplace practices and policies to focus on people dimensions in the workplace. In 2023, our commitment to a healthy workplace was recognized, as Thomson Reuters won the 2023 Working Well Organization of the Year award from Headspace.

Our health and wellbeing offerings continue to evolve locally and globally giving employees access to physical, financial, and social resources, inclusive of learning opportunities, financial and legal counseling, resource guides, individual counseling and coaching, connection and networking experiences. Thomson Reuters also has a global employee recognition platform that allows teammates to express appreciation and gratitude and to recognize each other and celebrate career milestones. We remain committed to creating a healthy, safe and supportive workplace with campaigns focused on spotlighting personal wellbeing resources and healthy workplace practices within our environment, building awareness to internal and external resources of support, promoting employee connection with personal story telling through our internal community channels such as organized chats and blog posts, involvement in business resource groups and creating brave spaces where people can come together to support each other through crisis and events that are impacting our colleagues.

Community and Social Impact

At Thomson Reuters, we have a shared responsibility to do business in ways that respect, protect and benefit our customers, our employees, our communities and our environment. To support this corporate value, we encourage employee volunteerism, provide financial and in-kind donations and offer corporate matches for employee donations.

Thomson Reuters annually provides 16 hours of paid volunteer time off (VTO) to every employee and provides an additional 20 hours of paid VTO to a subset of employees with law degrees to provide legal pro bono aid to nonprofit organizations. In 2023, our employees logged over 60,000 volunteer hours. Thomson Reuters employees have personal and professional skills that can help our communities address critical needs which, in turn, increases their knowledge about important social issues and develops a variety of relevant organizational skills. In addition to legal pro bono aid, we offer non-legal pro bono and skills-based volunteering opportunities including our IMPACTathon program and Pro Bono Projects program. In 2023, Thomson Reuters employees provided over 7,600 hours in total pro bono support to nonprofit organizations around the world. We also offer a corporate matching gifts program and a payroll giving option for employee donations. In 2023, donations from our employees together with corporate matches totaled approximately US$1.2 million to over 700 nonprofits in 21 different countries.

Finally, we provide some of our products and services free of charge to various not-for-profit organizations to support their initiatives. For example, Thomson Reuters has provided access to our CLEAR product to the National Center for Missing and Exploited Children since 2010. We also provide our Westlaw, Practical Law and HighQ products to various not-for-profit organizations.

The Thomson Reuters Foundation

The Thomson Reuters Foundation works to protect media freedom, foster more inclusive economies and advance human rights issues.

The Foundation combines its unique media, legal and data expertise to foster free, fair and informed societies. It supports independent journalism through a mixture of training, sustainability and legal initiatives, drives responsible business practices through data-led research and convenings, and facilitates access to the law via the world's largest pro bono legal network. It also hosts opportunities for cross-sector collaboration, which include its flagship annual event, Trust Conference. The Foundation's digital news platform, Context, provides news and critical analysis that help purpose-driven professionals understand the impact of major events on people, society and the environment.

Additional information on the Foundation can be found at **www.trust.org**.

Governance Practices

Our Board and its committees oversee ESG initiatives, as discussed in the "Corporate Governance Practices" section of this circular. The Corporate Governance Committee of the Board of Directors evaluates our ESG strategy and progress and is updated on a quarterly basis by our management. We remain committed to our values and ethics through our governance practices, which include our Code of Business Conduct and Ethics.

Advisory Resolution on Executive Compensation (Say On Pay)

HIGHLIGHTS

- We are proposing a non-binding advisory "say on pay" resolution related to executive compensation.

- This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

- We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the "Compensation Discussion and Analysis" section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we are once again proposing a "say on pay" advisory resolution for this year's meeting (as we have done since 2008). An identical resolution was approved by approximately 97% of the votes cast at last year's annual meeting of shareholders. Over the last five years, an average of approximately 97% of votes have been cast "for" our "say on pay" advisory resolutions.

As this is an advisory resolution, the results will not be binding upon the Board. However, the Board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Our "named executive officers" for purposes of the "Compensation Discussion and Analysis" section of this circular are our CEO (Steve Hasker), our CFO (Mike Eastwood) and the three other most highly compensated executive officers as of December 31, 2023 (Laura Clayton McDonnell – President, Corporates, Kirsty Roth – Chief Operations and Technology Officer; and Paul Bascobert – President, Reuters News.)

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at **investor.relations@thomsonreuters.com** or by phone at 1.332.219.1046.

The Board unanimously recommends that you vote FOR the following resolution:

"RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation as described in the 2024 management proxy circular."

Compensation Discussion and Analysis

Table of Contents

Executive Summary

"Pay for performance" is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value. This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation, how we performed and what we paid to our named executive officers in 2023. Our named executive officers for 2023 are:



Steve Hasker
President & Chief Executive Officer



Mike Eastwood
Chief Financial Officer



Laura Clayton McDonnell
President, Corporates



Kirsty Roth
Chief Operations and Technology Officer



Paul Bascobert President, Reuters News

2023 Performance Highlights

All key metrics met or exceeded our updated 2023 outlook. Our updated full-year 2023 outlook included non-IFRS financial measures, assumed constant currency rates relative to 2022, and included the impact of closed acquisitions and dispositions.

The table below compares our actual performance (before currency) to our updated 2023 outlook, which we confirmed in November 2023. In the third quarter of 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. As part of this transition, we included details about the components of amortization expense in our updated outlook.

Total Thomson Reuters	2023 Updated Outlook	2023 Actual Performance (Before currency)[1]	
Revenue growth	3.0% - 3.5%	3.0%	✔
Organic revenue growth[2]	*5.5% - 6.0%*	*5.9%*	✔
Adjusted EBITDA margin[2]	Approximately 39%	39.1%	
Corporate costs	$110 - $120 million	$114 million	✔
Free cash flow[2]	Approximately $1.8 billion	$1.9 billion	✔
Accrued capital expenditures as a percentage of revenues[2]	Approximately 8.0%	7.8%	
Depreciation and amortization of computer software	$625 - $635 million	$629 million	✔
Depreciation and amortization of internally developed software	$555 - $560 million	$557 million	✔
Amortization of acquired software[3]	$70 - $75 million	$72 million	✔
Interest expense[4]	$170 - $180 million	$164 million	
Effective tax rate on adjusted earnings[2][5]	Approximately 17%	16.5%	✔

"Big 3" Segments[2]	2023 Updated Outlook	2023 Actual Performance (Before currency)[1]	
Revenue Growth	3.5% - 4.0%	3.5%	✔
Organic revenue growth	*6.5% - 7.0%*	*7.2%*	✔
Adjusted EBITDA margin	Approximately 44%	43.6%	✔

1. Our 2023 performance (before currency) was measured in constant currency rates relative to 2022, except for free cash flow which was reflected at actual rates.
2. Non-IFRS financial measures. Please see the note in the "Additional Information" section of this circular.
3. As of September 30, 2023, we amended the definition of adjusted earnings and adjusted EPS to exclude amortization from acquired computer software. Refer to Appendices A and B of our management's discussion and analysis included in our annual report for additional information.
4. Excludes a $12 million interest benefit associated with the release of tax reserves that is removed from adjusted earnings.
5. Refer to the "Tax Expense" section within the "Results of Operations" section of our management's discussion and analysis included in our annual report for additional information.

Our 2023 performance highlights also included the following:

Significant Investment in Generative AI	In 2023, we made significant investments in AI-based initiatives, including generative AI. In November 2023, we announced a series of generative AI initiatives designed to assist in the transformation of the legal profession. Most notably, the commercial releases of AI-Assisted Research on Westlaw Precision and CoCounsel Core AI Assistant for lawyers.
Returns to Shareholders and Share Performance	We returned $3.1 billion to our shareholders through our return of capital transaction and share repurchases.
	In 2023, the total shareholder return of our U.S. and Canadian dollar denominated common shares was approximately 135% and 132%, respectively. During this same period, the total shareholder return for our U.S. dollar-denominated shares was higher than the S&P 500 Composite Index and the total return for our Canadian dollar-denominated shares was higher than the S&P/TSX Composite Index.
Acquisitions and Dispositions	We invested $1.2 billion in four acquisitions throughout the year further deepening our focus on content-enabled technology. In January 2023, we acquired SurePrep, LLC, a US-based leader of 1040 tax automation software and services. In July 2023, we acquired Imagen Ltd., a cloud-native media asset management company. In August 2023, we acquired Casetext, Inc., a California-based company which used generative AI to build technology for legal professionals. This acquisition was integral in our ability to accelerate our generative AI initiatives launched in November 2023. In November 2023, we acquired full ownership of Westlaw Japan, a leading providing of comprehensive legal information services, featuring the largest case law database in the Japanese market, which had previously operated as a joint venture between Thomson Reuters and Shinnippon-Hoki Publishing.
Monetization of LSEG Shares	In 2023, we received gross proceeds of $5.4 billion from the sale of approximately 56 million LSEG shares.

We believe that our compensation program is strongly connected to our ability to achieve success for Thomson Reuters.

✓ ***2023 compensation decisions were aligned with our strategic objectives*** – During 2023, the HR Committee actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture programs to fit the Thomson Reuters of the future.

- In 2023, a significant portion of executive pay was at risk and linked to both operational performance and stock price. 89% of our CEO's 2023 target compensation was variable and on average, approximately 78% of the other named executive officers' 2023 target compensation was variable. In March 2023, the HR Committee evaluated the current market position of our named executive officers' compensation and approved an increase to Steve Hasker's long-term incentive target and Mike Eastwood's base salary and long-term incentive target to better align their pay with the market. There were no changes for the other named executive officers' 2023 base salaries or their target annual and long-term incentive awards. The HR Committee's independent advisor (FW Cook) was consulted in connection with this compensation evaluation.

- Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year with metrics based on organic revenues, organic book of business and cash operating income (adjusted EBITDA less accrued capital expenditures). Our 2023 annual incentive plan awards were based 100% on Thomson Reuters' consolidated results. 2023 annual incentive awards funded at approximately 98% of target based on financial performance that was generally in-line with 2023 goals. No discretionary adjustments were made in determining annual incentive awards in 2023.

- We continued to grant PRSUs as part of our long-term incentive awards. PRSUs for the 2021-2023 performance period had a payout of 169% of target, reflecting strong sustained operating performance over the three-year period despite numerous headwinds created by the COVID-19 pandemic and macroeconomic and geopolitical challenges. No discretionary adjustments were made to any outstanding PRSU awards.

✓ ***Our compensation program is strongly aligned with shareholder return and value*** – In this compensation discussion and analysis section, we provide graphs that show our executive officer compensation over the last five years has been aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

✓ ***We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent*** – In 2023, the HR Committee continued to utilize a global peer group for executive compensation purposes that reflects our company's size and industries in which we compete. Our global peer group only includes one Canadian company with a common Global Industry Classification System (GICS) code. While we acknowledge that proxy advisors focus on Canadian companies, we believe that they do not provide a fully meaningful or relevant comparison of our competitive market for talent given the particular executive talent pool from which we recruit and the significant differences in industries, businesses and operational strategy between our companies and other Canadian companies with a common GICS code. The HR Committee does, however, use a Canadian peer group for Toronto-based executive officers as a secondary reference point as part of executive compensation benchmarking.

✓ ***Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years*** – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a "say on pay" resolution each year at our annual meeting of shareholders. **Over the last five years, approximately 97% of votes have been cast "for" our "say on pay" advisory resolutions.**

✓ ***We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs*** – The HR Committee's independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. Based on the independent advisor's review, the HR Committee concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk.

Key 2024 Compensation Developments and Decisions

In March 2024, the HR Committee evaluated the current market position of our named executive officers and approved an increase in long-term incentive target for Steve Hasker (an increase of 8.3% in total compensation), Mike Eastwood (an increase of 10.5% in total compensation) and Kirsty Roth (an increase of 5.3% in total compensation) to better align their pay with the market. There were no changes for the other named executive officers' 2024 base salaries or their target annual and long-term incentive awards.

No changes were made to financial performance metrics and weightings for 2024 annual and long-term incentive awards. The HR Committee established challenging performance goals for 2024 annual and long-term incentive awards in line with our annual and long-term objectives.

2024 annual incentive awards for our named executive officers are weighted 1/3 each on organic revenue growth, organic book of business and adjusted EBITDA less accrued capital expenditures performance. All metrics are based on Thomson Reuters consolidated performance, which the HR Committee believes promotes teamwork and enables more enterprise collaboration. To further increase the link between pay for performance, we continue to embed strategic priorities into individual performance evaluations for 2024 awards to increase and formalize the linkage between participants' impact on our strategic priorities and their award decisions. The CEO and his direct reports have the following strategic priorities embedded in their 2024 performance assessments:

- *AI Transformation goal* – enhancing productivity and innovation for our customers and ourselves;

- *Talent goals* – building a world-class talent and a high performance, inclusive culture in which team members understand their role, know their performance and objectives deliver impact; and

- Contribution to specified shared priorities.

2024 long-term incentive awards for our named executive officers are split among 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs granted for the 2024-2026 performance period are weighted 50% each on average organic revenue growth and average free cash flow per share performance. The HR Committee believes that organic revenue growth over a multi-year period complements the same metric as reflected in 2024 annual incentive awards and aligns to the company's strategic priorities. The HR Committee also believes that including a component of TRSUs in long-term awards balances the award mix and supports retention, while still promoting a performance culture in the organization.

The HR Committee believes that the 2024 compensation program continues to align executive pay with the company's annual and long-term strategic and financial performance objectives.

Our 2023 Compensation Program

The HR Committee of the Board structured our 2023 compensation program in a way that was consistent with our strategic objectives. A named executive officer's total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Type	2023 Measures	Form	Purpose
Base salary	Payments made throughout the year at an established rate.	Fixed	Individual performance, role, responsibilities and experience.	Cash	Provides predictable amount of fixed income as short-term compensation.
Annual incentive award	Variable payment made in March after results for the previous year are available, and dependent on company performance against objective financial targets established at the beginning of the year and subject to adjustment based on individual performance.	Performance-based	Organic revenue growth (1/3). Adjusted EBITDA less accrued capital expenditures (1/3). Organic "book of business" based on annualized contract value (ACV) (1/3). To drive further differentiation for performance, improve leader accountability, and support simplicity and transparency, payouts may be adjusted based on individual performance.	Cash	Focuses executives on our financial goals and objectives for the year.
Long-term incentive award	Grants of: • PRSUs (50%) that vest after completion of a three-year period, dependent on company performance against multi-year objective financial targets; • TRSUs (25%) that vest at the same time as PRSUs; and • Stock options (25%) with an exercise price equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant; options are subject to time vesting conditions	Primarily performance-based	Organic revenue growth (50% of PRSU financial metrics) Free cash flow per share (50% of PRSU financial metrics) Value tied to share price performance.	Equity	Commits executives to delivering on our financial goals over the long term. Strongly links their pay to our share price and supports retention objectives. Helps retain critical talent and recognize superior performance. Aligns their interests to shareholder interests.
Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental.			Various	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors. None of our named executive officers have supplemental executive retirement plans (SERPs).
Perquisites and other personal benefits	Limited and includes executive physicals and tax and financial planning assistance.			Various	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives.

Our Process for Designing and Determining Executive Compensation


HR Committee's Compensation Consultant
CONSULTS
HR Committee
responsible for our executive compensation programs and practices
REPORTS
Board of Directors
Oversees executive compensation program and practices
REPORTS
ELECT
Shareholders
have a say on pay
REPORT
Chief People Officer and HR Team
responsible for our strategies and policies and ensuring alignment between Thomson Reuters executive and non-executive compensation programs

HR Committee

The HR Committee's responsibilities include establishing, implementing and overseeing our compensation policies and programs, executive talent review and succession planning processes. One of the HR Committee's key responsibilities is approving compensation arrangements for the CEO and other executive officers. The Board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee's obligations to the Board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation. Additional information about the HR Committee is included earlier in this circular in our discussion of the Board and corporate governance.

Management

Our Chief People Officer and other members of the Human Resources department are responsible for overseeing the day-to-day design, implementation, administration and management of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO, Chief People Officer and other senior executives in the Human Resources, Finance and Legal departments regularly attend HR Committee meetings. Throughout the year, management provides recommendations to the HR Committee on a wide range of compensation matters.

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. A majority of the HR Committee's members are independent directors and Ed Clark and Peter Thomson serve as non-independent directors. David Thomson, Chairman of the Board, regularly attends meetings of the HR Committee as a guest.

Independent Advisors

The HR Committee has retained an outside consulting firm, Frederic W. Cook & Co., Inc. (FW Cook), to serve as an independent advisor on matters relating to executive compensation since 1998. Representatives of FW Cook generally attend HR Committee meetings, including meeting privately, or "in-camera", with the committee (when no members of management are present) and have discussions with the Chair and other members of the HR Committee from time to time outside of regularly scheduled meetings.

As part of its ongoing services to the HR Committee, FW Cook assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and shareholder value creation, is efficient from accounting, tax and cash flow perspectives, and is reflective of emerging best practice corporate governance principles.

FW Cook does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of FW Cook by Thomson Reuters management outside the scope of the HR Committee's purview would require the HR Committee's prior approval. In 2023 and 2022, we paid FW Cook the following fees:

	2023	2022	Percentage of total fees
Executive compensation-related fees	$172,778	$144,048	100%
All other fees	$ –	$ –	–
Total annual fees	$172,778	$144,048	100%

The HR Committee believes that it is important to receive objective recommendations and input from its outside compensation advisor. SEC and NYSE rules require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from these rules, the HR Committee once again considered them in March 2024 in relation to FW Cook. The six factors considered by the HR Committee were:

1. The provision of other services to Thomson Reuters by the firm;

2. The amount of fees received from Thomson Reuters by the firm as a percentage of the total revenue of the firm;

3. The policies and procedures of the firm that are designed to prevent conflicts of interest;

4. Any business or personal relationship of the advisor with a member of the HR Committee;

5. Any stock of Thomson Reuters owned by the advisor; and

6. Any business or personal relationship of the advisor or firm with an executive officer of Thomson Reuters.

Based on disclosures provided to the HR Committee by FW Cook and in questionnaires provided by our directors and executive officers, the HR Committee views FW Cook as independent.

Our Key Compensation Principles

- **Pay for performance is the foundation of our executive compensation program**

- **Incentive performance goals are linked to key measures of our company's performance and strategy**

- **Our executives should accumulate and retain equity in our company to align their interests with our shareholders**

- **We provide competitive compensation opportunities**

- **Our compensation programs take risk into account and do not encourage unnecessary or excessive risk taking**

Below, we describe how each of these key compensation principles drives our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders.

"PAY FOR PERFORMANCE" IS THE FOUNDATION OF OUR EXECUTIVE COMPENSATION

We believe that tying a significant component of pay to our company's achievement of specific financial performance goals and changes in our share price motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown below, approximately 89% of Steve Hasker's 2023 target annualized compensation was variable, which included approximately 67% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options. On average, approximately 78% of the 2023 target annualized compensation for our other named executives was variable, which included approximately 51% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options. Target annual compensation for our named executive officers excludes a special TRSU award granted to Laura Clayton McDonnell when she joined the company.


CEO
Base Salary 11%
Annual Incentive 22%
Long-Term Incentive 67%
89% Variable Pay
Average Other NEOs
Base Salary 22%
Annual Incentive 27%
Long-Term Incentive 51%
78% Variable Pay

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive's ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive's level of operational/financial responsibility. The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

INCENTIVE PERFORMANCE GOALS ARE LINKED TO KEY MEASURES OF OUR COMPANY'S PERFORMANCE AND STRATEGY

Annual incentive awards

The HR Committee sets performance goals for our annual incentive awards that focus on superior performance, considering current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy. Annual incentive awards are designed to incentivize individual performance and drive accountability for results. An executive's annual incentive award opportunity is expressed as a percentage of base salary.

The following table sets forth annual incentive award payouts as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Additional information about 2023 annual incentive award targets and performance is provided later in this compensation discussion and analysis. We also discuss each named executive officer's actual 2023 annual incentive award payout (as adjusted to reflect individual performance) later in this compensation discussion and analysis.



Average payout = 117%

2019	2020	2021	2022	2023
124%	75%	167%	120%	98%

Long-term incentive awards

An executive's long-term incentive award opportunity is also expressed as a percentage of base salary, and an executive's percentage may be higher or lower for a particular year based on future potential and past performance. In addition, our long-term incentive awards are designed to optimally balance alignment with key drivers of total shareholder return, accountability for longer-term results and overall executive retention. Financial performance measures reflected in PRSUs granted as long-term incentive awards complement measures in annual incentive awards.

The following table sets forth payouts for our PRSU awards as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Due to complexities associated with determining consolidated company performance for PRSUs granted for the 2017-2019 performance period as a result of the sale of our former Financial & Risk business, the HR Committee determined payouts for these awards based on performance as of December 31, 2017 and a deemed 100% performance for remaining periods. No PRSUs were granted for the 2018-2020 performance period for the same reason.



Average payout = 116%

2017-2019	2018-2020	2019-2021	2020-2022	2021-2023
99%	No PRSUs were granted	109%	88%	169%

Discretionary adjustment authority

For both annual incentive awards and PRSUs granted as part of long-term incentive awards, the HR Committee is authorized to make discretionary adjustments (outside of the design principles discussed above, which operate mechanically without discretion) to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets.

In 2023, no discretionary adjustments were made in determining 2023 annual incentive awards or to any outstanding PRSU awards.

Non-IFRS financial measures

Most of the financial metrics that we use in our annual and long-term incentive awards described in this circular are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the "Additional Information – Non-IFRS Financial Measures" section of this circular for more information about our non-IFRS financial measures.

OUR EXECUTIVES SHOULD ACCUMULATE AND RETAIN EQUITY IN OUR COMPANY TO ALIGN THEIR INTERESTS WITH OUR SHAREHOLDERS

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs, TRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives through the vesting requirements, which are over a period of years. From time to time, we also grant off-cycle TRSUs or PRSUs on a highly selective basis to high-performing executives in connection with promotions and for retention and recognition of high potential, superior performance and contributions to the company.

Through our share ownership guidelines, Steve Hasker and other executive officers are required to acquire and maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, executive officers must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested PRSUs and TRSUs and vested/unvested stock options do not count toward the guidelines. Share prices of all public companies are subject to market volatility. As a result, executive share ownership guidelines reflect a "once met, always met" standard. This means that if an executive has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the executive will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Steve Hasker and Mike Eastwood each became subject to share ownership guidelines in March 2020. Laura Clayton McDonnell became subject to share ownership guidelines in March 2023, Kirsty Roth in August 2020 and Paul Bascobert in September 2022. The following table shows the share ownership guidelines for our named executive officers, as well as their actual share ownership, based on the closing price of our shares on the NYSE on April 12, 2024. The table also shows the value of actual ownership and unvested RSUs. While unvested RSUs do not count towards the guidelines, they are reflective of awards that are scheduled to vest in the next few years.



WE PROVIDE COMPETITIVE COMPENSATION OPPORTUNITIES

The HR Committee utilizes independent market surveys and peer group data to provide an appropriate benchmark for competitive comparisons of executive pay levels and design structure, company performance and aggregate equity practices. The HR Committee refers to these benchmarks, either wholly or in part, when establishing individual components and overall compensation of our executives to assess the differences between our compensation program and those of the market and the peer group.

On an annual basis, the HR Committee evaluates each named executive officer's compensation and compares each element (e.g., base salary, annual incentive and long-term incentive) and their total direct compensation (TDC), which consists of base salary, target annual incentive award value, target long-term incentive award value and the annualized value of any special grants that are outstanding. This TDC is compared for each named executive officer against compensation peer group data, as discussed below, to both understand the competitive level of an individual's pay as well to make decisions on each person's future competitive compensation position.

Market data is one of several data points used by the HR Committee for setting compensation. While the HR Committee does not target a specific competitive level of pay, the HR Committee does consider the overall competitive market as well as the experience, skills, contribution, historical and expected performance of each executive in its decision making. The HR Committee also considers differences between the scope and criticality of the role at Thomson Reuters and at peers, internal equity and retention risk.

In March 2023, the HR Committee evaluated the current market position of our named executive officers' compensation and approved an increase to Steve Hasker's long-term incentive target and Mike Eastwood's base salary and long-term incentive target to better align their pay with the market. There were no changes for the other named executive officers' 2023 base salaries or their target annual and long-term incentive awards. FW Cook was consulted in connection with this compensation evaluation.

In June 2021, the HR Committee approved updates to the global and Canadian peer groups. As part of this process, the HR Committee's independent compensation consultant reviewed the peer groups and identified changes that were intended to reflect Thomson Reuters' evolving business strategy as it transitions from a content provider to a content-driven technology company.

The companies in our current global peer group are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Our global peer group is a primary reference point considering the global nature of our business and the global market for executive talent. Although we believe our company is somewhat unique in terms of its business operations serving the legal, tax, accounting, corporate and news industries, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Many of these other companies, like Thomson Reuters, also have significant global operations.

When the global peer group was updated in June 2021, companies in that peer group had revenues in their last four quarters ranging from approximately $4.4 billion at the 25th percentile to approximately $9.6 billion at the 75th percentile, with a median of approximately $6.3 billion, compared to Thomson Reuters' 2021 revenues of approximately $6.3 billion. Compared to the global peer group, Thomson Reuters ranked near the median in revenue, between the 25th percentile and median in adjusted EBITDA, in the top quartile in total assets, near the 75th percentile in market capitalization and between the median and 75th percentile in number of employees. The 15 companies in our current global peer group consist of:

Automatic Data Processing Inc.	Gartner Inc.	RELX PLC
CGI Group Inc.	The Interpublic Group of Companies, Inc.	S&P Global Inc.
eBay Inc.	Intuit Inc.	TransUnion
Equifax Inc.	Moody's Corp.	Verisk Analytics, Inc.
Experian Plc	Omnicom Group Inc.	Wolters Kluwer NV

For compensation benchmarking of the CEO, CFO and other executive officers based in Toronto, the HR Committee also utilizes a separate Canadian peer group as a secondary reference point. When the Canadian peer group was updated in June 2021, companies in that peer group had revenues in their last four quarters ranging from approximately $3.5 billion at the 25th percentile to approximately $18.2 billion at the 75th percentile, with a median of approximately $10.1 billion, compared to Thomson Reuters' 2021 revenues of approximately $6.3 billion. Compared to the Canadian peer group, Thomson Reuters ranked between the 25th percentile and median in revenue, near the median in adjusted EBITDA, total assets and number of employees, and between the median and 75th percentile in market capitalization. The 17 companies in our Canadian peer group include Bank of Montreal, The Bank of Nova Scotia, BCE Inc., Canadian Imperial Bank of Commerce, CGI Group Inc., Cogeco Communications Inc., Constellation Software Inc., Intact Financial Corporation, National Bank of Canada, Open Text Corporation, Quebecor Inc., Rogers Communications Inc., Royal Bank of Canada, Shopify Inc., Stantec Inc., TELUS Communications Inc. and The Toronto-Dominion Bank.

The HR Committee also reviews compensation for executive officers based in the United States and Switzerland with data from their relevant local talent market.

OUR COMPENSATION PROGRAMS TAKE RISK INTO ACCOUNT AND DO NOT ENCOURAGE UNNECESSARY OR EXCESSIVE RISK TAKING

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company's overall business strategy. The HR Committee assesses compensation risk on an annual basis as part of its oversight of our executive compensation program to determine if it creates a potential material risk for Thomson Reuters. In March 2024, FW Cook provided the HR Committee with a risk assessment of the Thomson Reuters compensation program for executive officers. As part of its assessment, FW Cook reviewed our compensation structure and key attributes of our compensation program for executive officers for the purpose of identifying potential sources of risk. Based on its review, FW Cook was of the view that our compensation program appears unlikely to create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

The HR Committee and management believe that our senior executive compensation programs do not incentivize our executives to take unnecessary or excessive risks for the reasons described below.

What we do

✓ The HR Committee is comprised of a majority of **independent directors** and it uses an **independent executive compensation consultant** to assess our executive compensation programs;

✓ Most of an executive's compensation is comprised of **longer-term performance opportunities** with less emphasis on shorter-term performance opportunities;

✓ The **base salary** component of each executive's compensation is **fixed**;

✓ Our **HR Committee annually reviews and determines award design** and there are **principles and processes with management** for approving design changes and performance goals;

✓ The HR Committee reviews **performance criteria** for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable. Performance criteria are in alignment with the company's strategic objectives;

✓ Our incentive awards utilize a number of **different financial performance measures** and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

✓ Our annual incentive awards and PRSUs issued as part of long-term incentive awards have **caps for the maximum potential payouts**;

✓ Our **HR Committee has authority** to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate to reflect the quality of results;

✓ We have robust **share ownership guidelines** for our executive officers which further ties their interests to those of our shareholders over the long-term; and

✓ We have two **clawback policies** which permit us to seek reimbursement from the CEO and all other executives officers in certain circumstances.

What we don't do

X **Executive officers are prohibited from hedging or pledging** company shares (as further discussed later in this compensation discussion and analysis section);

X **We don't offer single trigger change of control rights or excise tax gross-up payments;**

X **We don't guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards;**

X **We don't guarantee increases to base salaries or target incentive award opportunities;**

X **We don't reprice stock options, grant reload stock options or "spring load" equity awards to enable recipients to benefit from the release of confidential information;**

X **We don't include unvested TRSUs or PRSUs or vested/unvested stock options in the calculation of share ownership guidelines; and**

X **We don't offer excessive perquisites.**

The HR Committee assesses compensation risk on an annual basis as part of its oversight of executive compensation.

For more information about risks that we believe are material to our company, please see the "Risk Factors" section of our 2023 annual report, which is available on our website at **www.thomsonreuters.com**, as well as on **www.sedarplus.ca** and **www.sec.gov**.

2023 Compensation

In 2023, the HR Committee reviewed and approved the compensation for our named executive officers.

- In connection with determining 2023 compensation packages for our CEO and CFO, the Chair of the HR Committee consulted with the HR Committee's independent compensation consultant and our Chief People Officer, Mary Alice Vuicic.

- Our CEO initially made recommendations to the HR Committee regarding the proposed 2023 compensation arrangements for our executive officers (other than the CEO). Steve Hasker and Mary Alice Vuicic considered each individual's actual performance during the prior year, the competitiveness of each individual's compensation, and external compensation trends and developments. Management also provided the HR Committee with its recommendations for structuring 2023 annual and long-term incentive awards. In making recommendations to the HR Committee, management proposed a compensation program that supports our pay for performance philosophy without encouraging unnecessary or excessive risk taking by management.

- As part of its analysis and decision-making process, the HR Committee received a summary of performance assessments for our named executive officers. The HR Committee also received executive pay comparisons to assess proposed arrangements between individual executives and against applicable market position. This information included base salary, annual incentive award (target as a percentage of salary), long-term incentive award (target as a percentage of salary) and target total direct compensation for each individual.

- Following its review of the information mentioned above and using its own judgment, the HR Committee recommended 2023 compensation arrangements for each executive officer to the Board, which made the final approval decisions for these arrangements.

Additional information about each named executive officer's individual 2023 compensation arrangement and individual performance during the year is provided later in this section.

Base Salary

Base salary is typically determined annually by reference to an executive's individual performance and experience and our company's financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

The HR Committee establishes the CEO's base salary and considers any increases to the base salaries of our other named executive officers based on the CEO's recommendations for each individual. In addition to the considerations described above, the HR Committee also reviews any applicable merit increase guidelines established for our employees.

In 2023, our company's annual merit increase budget for Canadian, Swiss and U.S. employee base salaries was approximately 2.9%, 2.3% and 3.1%, respectively (effective on April 1 of the year). In March 2023, the HR Committee evaluated the current market position of our named executive officers' compensation and approved an increase to Mike Eastwood's base salary to align his pay with the market. There were no changes for the other named executive officers' 2023 base salaries. Base salaries for each of our named executive officers are described later in this section of the circular. FW Cook was consulted in connection with this compensation evaluation.

Annual Incentive Awards

We provide an annual, cash-based incentive award opportunity to each of our named executive officers which is based on our company's actual financial performance compared to our annual operating plan for the year and an assessment of individual performance against key strategic objectives.

Each named executive officer's annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive's position and responsibilities as well as competitive considerations identified through compensation benchmarking.

In the fourth quarter of 2022, senior executives from our businesses met with our CEO, CFO and other corporate executives to discuss the 2023 operating plan, including specific objectives and targets for the plan. In developing our operating plan, management considered various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our Board of Directors then met with senior management in the first quarter of 2023 to review, discuss and approve the final version of the plan.

After meeting with management in the first quarter of 2023, the HR Committee decided that 2023 annual incentive awards for our named executive officers would continue to be weighted as follows based 100% on Thomson Reuters' consolidated results. We believe that a bonus pool funded based on total Thomson Reuters performance promotes teamwork and enables enterprise collaboration.

	Rationale for financial metric
 **Financial metrics** Organic Revenue Adjusted EBITDA less accrued capital expenditures Organic "book of business" or ACV	$1/3$ **organic revenue growth** We use organic revenues because it measures growth of our existing businesses at constant currency (or excluding the effects of currency), and excludes the distortive impacts of acquisitions and dispositions from not owning a business in both comparable periods. Organic revenues are generated from the sale of products and services, including recurring revenues (subscriptions), transactions revenues (volume-based fees, software licenses, and professional service fees), and Print revenues. This performance metric is important to us because is serves as a measure of our ability to grow our business over the long term.
	$1/3$ **adjusted EBITDA less accrued capital expenditures** We use adjusted EBITDA less accrued capital expenditures (referred to internally as "cash OI") because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized. This performance metric is important to us because we focus on spending and investing in ways that are designed to enable our long-term growth potential.
	$1/3$ **organic "book of business" or ACV** We use organic book of business because it is focused on recurring or subscription-based revenue that customers have contractually agreed to for a period of time, generally 12 consecutive months. This performance metric is important to us because increasing customer relationships that generate recurring revenue and maximizing customer retention are key strategic goals for driving growth.

The HR Committee believes that these shorter term financial metrics complement metrics reflected in long-term incentive awards and that the addition of an individual performance adjustment tied to strategic objectives provides the appropriate balance between delivering financial results and focusing on key business and functional priorities that position the organization for long-term success.

Potential payouts for 2023 annual incentive awards ranged from 0% to 200% of the target award depending on financial performance against the goals set by the HR Committee at the beginning of the year.

As part of the HR Committee's design principles for 2023 annual incentive awards, targets and actual results were evaluated on a constant currency basis. In addition, in determining performance, guiding principles approved by the HR Committee for annual incentive awards contemplated adjustments for:

- Acquisitions and disposals not in our company's 2023 operating plan;

- One-time charges (above a specified financial threshold) that were not foreseen in the 2023 operating plan and where the related savings are outside of the plan period;

- Extraordinary events which were outside of management's control to the extent that the actual impact differed from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions); and

- Changes in accounting practices to make figures comparable to the original 2023 operating plan.

In January 2024, the HR Committee determined the extent to which our 2023 annual performance targets were met by comparing our unaudited financial results to our performance goals. 2023 results were evaluated using foreign currency exchange rates that were used to prepare our 2023 annual operating plan. This has been a longstanding policy that has consistently been applied to our annual incentive awards.

The following table sets forth information regarding our 2023 minimum, target, maximum and actual performance for the three financial metrics reflected in annual incentive awards granted to our named executive officers, which had a payout of approximately 98% of target. After factoring in the 2023 payout, our five-year average payout is 117% of target.

Full-year 2023 actual results for organic revenue and organic book of business were slightly lower than 2023 target. Full-year 2023 actual result for adjusted EBITDA less accrued capital expenditures was in line with 2023 targets. For 2023 awards, performance for organic revenue growth and adjusted EBITDA less accrued capital expenditures had to be above threshold in order for participants to earn a payout. In addition, if organic revenues or adjusted EBITDA less accrued capital expenditures results did not achieve an applicable minimum growth hurdle, payout for the other metric was capped at 100%.

Performance Metrics (in billions of dollars)	Minimum performance (0%)	Target performance (100%)	Maximum performance (200%)	Weight	Payout Percentage	Total Thomson Reuters performance
Organic Revenue	$6.44	$6.82 $6.84	$6.98	33.3%	94%	
Adjusted EBITDA less capital expenditures	$1.88	$2.14 $2.14	$2.31	33.3%	100%	**98%**
Organic "book of business" or ACV	$5.30	$5.69 $5.69	$5.78	33.3%	99%	

In 2023, Thomson Reuters achieved 6% organic revenue growth. Organic revenue growth benefited from recurring and transactions revenues. The actual performance results indicated in the table above are not directly comparable to similar financial measures that we disclose in our 2023 annual report because they are based on our internal operating plan.

We believe that annual incentive awards are most effective when they are meaningful and clearly differentiate based on individual contributions to business results. As a result, annual incentive award payouts for our named executive officers (other than the CEO) are subject to adjustment based on individual performance and their payouts may be higher or lower than the funded percentage based on an assessment of their individual financial and strategic results and demonstration of Thomson Reuters mindsets and behaviors. To further increase the link between pay for performance, the HR Committee embedded strategic priorities into individual performance evaluations for 2023 awards to increase and formalize the linkage between participants' impact on our strategic priorities and their award decisions.

The CEO and his direct reports had the following strategic priorities embedded in their 2023 performance assessments:

- *Customer obsession* – demonstrating a deep understanding of the customer and prioritizing solving customer needs over internal needs;

- *Talent goals* – building a world-class talent and a high performance, inclusive culture in which team members understand their role, know their performance and objectives deliver impact; and

- *Contribution to specified shared priorities.*

For 2023 annual incentive award payouts to the named executive officers (other than the CEO), Steve Hasker initially assessed each individual's performance and provided recommendations to the HR Committee. In March 2024, the HR Committee approved individual annual incentive award payouts to each of our named executive officers, which are discussed later in this compensation discussion and analysis.

Long-term Incentive Awards

Each named executive officer's long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive's position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer's target from year to year based on an assessment of the executive's prior-year performance and expected contribution to future financial and strategic results. In March 2023, the HR Committee evaluated the current market position of our named executive officers' compensation and approved an increase to Steve Hasker's long-term incentive target and Mike Eastwood's long-term incentive target to better align their pay with the market.

In 2023, we divided long-term incentive award values for our named executive officers among 50% PRSUs, 25% TRSUs and 25% stock options. This blend was intended to create balance in our long-term incentive awards by ensuring that the program is aligned to shareholder interests, financially efficient, strongly drives executive outcomes with the company's strategic and business objectives and promotes retention of key talent. The value of PRSUs, TRSUs and stock options is dependent on our company's share price.

The table below sets forth information regarding long-term incentive awards that recently vested in March 2024 and long-term incentive awards that are outstanding as of the date of this circular.

Performance Period	Long-Term Incentive Awards – Executive Officers	Vesting Date (RSUs)	Expiration Date (stock options)
2021-2023	50% PRSUs, 25% TRSUs, 25% stock options	March 2024	March 2031
2022-2024	50% PRSUs, 25% TRSUs, 25% stock options	March 2025	March 2032
2023-2025	50% PRSUs, 25% TRSUs, 25% stock options	March 2026	March 2033
2024-2026	50% PRSUs, 25% TRSUs, 25% stock options	March 2027	March 2034

In determining the size of PRSU, TRSU and stock option grants, the HR Committee initially established a total target compensation award opportunity for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determined the value of PRSUs, TRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants for our executive officers, the HR Committee generally takes into account the target compensation and other factors such as individual performance and contributions, an individual's criticality to the company, and retention considerations. Key talent ratings and holding power are also considered to support decision making.

PRSUs

Our PRSUs reinforce our pay for performance philosophy and align with the interests of our shareholders. Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong "line of sight" between controllable performance and realizable compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

When long-term incentive awards include PRSUs, the HR Committee sets targets that align with realistic expected growth rates over the three-year performance period in our operating plan. Similar to annual incentive awards, in general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be challenging, yet realistic and achievable. For PRSUs granted for the 2023-2025 period, the HR Committee selected three-year average organic revenue growth and free cash flow per share as the performance metrics to focus participants on the key drivers of long-term shareholder value creation. The financial performance goals for PRSUs granted in 2023 were weighted 50% each as they were equally important to our long-term objectives.

	Rationale for financial metric
Financial metrics  **Free cash flow per share performance** **Organic Revenue growth performance**	**50% organic revenue growth** We believe that measuring organic revenue growth over a multi-year period complements the same metric measured on an annual basis in the 2023 annual incentive awards and is aligned to the company's strategic priorities. For more information about organic revenue growth and our rationale for including the financial metric in 2023 annual and long-term incentive awards, please see the "Annual Incentive Awards" discussion above. **50% free cash flow per share** Free cash flow per share is a measure of our operating performance because it helps us assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common share dividends and fund share repurchases and acquisitions. We define free cash flow as net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

The number of PRSUs granted to each executive was based on our closing share price on the NYSE on the business day before the grant. PRSUs had a vesting range of 0% to 200% after the end of the performance period, depending on the achievement of the performance goals.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are subject to the same performance adjustment as the underlying award when the underlying shares are distributed.

2023-2025 targets for organic revenue growth and free cash flow per share are based on three-year averages for each metric and contemplate increases each year for both metrics during the performance period. PRSU awards granted in 2023 included the expected impact of the Change Program, which created a direct link between our strategic priorities and our incentive award funding.

As part of the HR Committee's design principles for PRSU awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles for long-term incentive awards contemplate adjustments for:

- Acquisitions and disposals not in our company's operating plan and resulting in adjustments greater than a specified amount;

- One-time charges that were not foreseen in the operating plan and where the related savings are outside of the plan period;

- The impact of any share repurchases that were in excess of buyback amounts reflected in the original operating plan;

- Extraordinary events which were outside of management's control to the extent that the actual impact differed from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions);

- The impact of foreign exchange on the PRSU payout in excess of 5%;

- Changes in accounting practices to make figures comparable to the original operating plan; and

- Tax expense on adjusted earnings and cash tax differences in excess of 5% of targets (positive or negative).

In addition, as PRSU terms do not expressly account for abnormally high currency volatility, the HR Committee uses a constant currency methodology for all PRSU grants. Using this methodology, performance is measured at actual foreign currency rates within a specified performance range to hold management accountable for managing volatility. Constant currency rates are utilized outside of this range when high volatility is outside of management control. We believe this methodology best measures management performance.

As previously mentioned, PRSUs for the 2021-2023 performance period had a payout of 169% of target. For plan purposes, organic revenue growth had an average annual growth rate of 5.8% during the performance period compared to a target of 4.5%. Free cash flow per share for plan purposes had an average of $2.95 during the performance period compared to a target of $2.80.

The following table sets forth information regarding our minimum, target, maximum and actual performance for the two financial metrics reflected in PRSUs granted to our named executive officers in 2021 for the three-year performance period ended December 31, 2023. These PRSU awards utilized average performance for organic revenue growth and free cash flow per share for the three-year period. The 2021-2023 targets for organic revenue growth and free cash flow per share contemplated increases each year for both metrics during the performance period. The results below are not directly comparable to similar financial measures that we disclose in our 2023 annual report because they are based on our internal operating plan.

Performance Metrics (in billions of dollars)	Minimum performance (35%)	Target performance (100%)	Maximum performance (200%)	Weight	Payout Percentage	Total Thomson Reuters performance
Organic revenue growth	2.4%	4.5%	5.7% / 5.8%	50.0%	200%	169%
Free cash flow per share	$2.13	$2.80 / $2.95	$3.19	50.0%	138%	

Stock options

All options granted in 2023 vest 25% per year over four years. The exercise prices for options granted were equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant. The expiration date for options granted in 2023 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Other than their alignment to our company's share price, options do not contain additional performance goals.

In determining the number of options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2023, the HR Committee calculated the grant date fair values using common share prices and a Black-Scholes valuation (as described in more detail in the Summary Compensation Table contained in this circular). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of options to be granted.

TRSUs

2023 long-term incentive awards included a component of TRSUs to promote retention. These TRSUs are scheduled to vest in 2026, subject to award terms and conditions.

While TRSUs are not subject to performance conditions, we believe they are effective retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation.

In 2023, Laura Clayton McDonnell received a sign-on TRSU grant in connection with joining our company to replace compensation forfeited at her prior employer.

2023 Named Executive Officer Compensation and Key Accomplishments

The following section provides information about 2023 performance and compensation for our named executive officers. The tables in this section help show how we pay for performance. In the tables below, compensation figures reflect target total direct compensation as at the end of 2023 as opposed to actual compensation received for 2023 (as described in the summary compensation table).



Steve Hasker
President and Chief Executive Officer

Steve Hasker has been President and Chief Executive Officer and a director of our company since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, Steve was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen's President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve started his career with PwC, where he qualified as a chartered accountant. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master's in international affairs from Columbia University. Steve is also a non-executive director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants.

2023 Performance

Under Steve's leadership in 2023:

- In 2023, we made significant investments in AI-based initiatives, including generative AI. In November 2023, we announced a series of generative AI initiatives designed to transform the legal profession. Most notably, the commercial releases of AI-Assisted Research on Westlaw Precision and CoCounsel Core.

- We achieved all our 2023 key financial targets, including organic revenue growth, adjusted EBITDA margin and free cash flow, setting up the company to invest in its future. We delivered on our 'build, partner, buy' strategy with remarkable speed and decisiveness. This acceleration significantly strengthened our capability to offer top-tier solutions across our portfolio including the additional investment of over $100 million per year in AI.

- In 2023, we further deepened our focus on content enabled technology with the acquisitions of SurePrep, LLC, Imagen Ltd., Casetext, Inc., and the remaining interest in Westlaw Japan.

- We achieved significant progress in enhancing shareholder value by successfully monetizing a $5.4 billion stake in LSEG and returning over $3 billion to our shareholders through our return of capital transaction and our share repurchase programs.

2023 Target Compensation

	C$	Target Total Direct Compensation (2023) US$	% of base salary	Fixed	Variable
Base salary	1,495,000	1,109,576	–	11%	
Annual incentive award	2,990,000	2,219,152	200%	–	22%
Long-term incentive awards	8,970,000	6,657,456	600%	–	67%
Total	13,455,000	9,986,184	–	11%	89%

Base salary: Steve's base salary was unchanged in 2023.

Annual incentive award: Steve's 2023 annual incentive award had a payout of 98% of target based on financial performance.

Long-term incentive awards: Steve's long-term incentive award was increased from 550% to 600% of his base salary to better align his pay with the market. Steve's 2023 award grant (based on 2022 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.



Mike Eastwood
Chief Financial Officer

Mike Eastwood has been Chief Financial Officer of Thomson Reuters since March 2020. Mike joined Thomson in 1998 and has had several senior finance roles. Mike was previously Senior Vice President and Head of Corporate Finance from January 2016 to March 2020. Prior to that, he was Chief Operations Officer for Thomson Reuters Latin America from April 2014 to December 2015. Mike was also previously Chief Financial Officer of the company's former Intellectual Property & Science business (which was sold in 2016). Mike received a BSA in Accounting from East Carolina University and an MBA from the University of North Carolina.

2023 Performance

Under Mike's leadership in 2023:

- We exceeded nearly all the financial performance metrics in our business outlook, which we confirmed in November 2023. While the loss of revenues from divested businesses mitigated total revenue growth to 3%, we reported organic revenue growth of 6% driven by increases in recurring and transactions revenues in our "Big 3" segments. Adjusted EBITDA margin increased to 39.3% from 35.1% in the prior year, benefiting from higher revenues and lower costs, which reflected Change Program investments made in the prior year.

- In 2023, we further deepened our focus on content enabled technology with the acquisitions of SurePrep, LLC, Imagen Ltd., Casetext, Inc., and the remaining interest in Westlaw Japan. These acquisitions use automation, AI and machine learning to both improve workflows of our customers and improve the quality and growth prospects of our portfolio.

- In 2023, we monetized $5.4 billion of our investment in LSEG and returned $3.1 billion to shareholders through our return of capital transaction and share repurchases. In February 2024, we announced a 10% or $0.20 per share annualized increase in our dividend to $2.16 per common share. This represents our 31st consecutive annual dividend increase, and the third consecutive year we increased our annual dividend by 10%.

2023 Target Compensation

	C$	Target Total Direct Compensation (2023)		Fixed	Variable
		US$	% of base salary		
Base salary	950,000	705,082	–	21%	–
Annual incentive award	1,187,500	881,352	125%	–	26%
Long-term incentive awards	2,375,000	1,762,704	250%	–	53%
Total	4,512,500	3,349,138	–	21%	79%

Base salary: Mike's base salary was increased by 3% in 2023 to better align with the market.

Annual incentive award: Mike's 2023 annual incentive award had a payout of 98% of target based on financial and individual performance.

Long-term incentive awards: Mike's long-term incentive award was increased from 225% to 250% of his base salary to better align his pay with the market. Mike's 2023 award grant (based on 2022 performance) was increased from 225% to 250% of his base salary and split between 50% PRSUs, 25% TRSUs and 25% stock options.



Laura A. Clayton (professionally known as Laura Clayton McDonnell)
President, Corporates

Laura Clayton McDonnell has been President, Corporates since March 2023. Prior to joining Thomson Reuters in March 2023, Laura was Senior Vice President, Sales – East, Canada and Latin America from January 2019 through February 2023 at ServiceNow, Inc., a cloud computing platform that helps companies manage digital workflows for enterprise operations. From November 2015 through December 2018, Laura was a Vice President at Microsoft Corporation, leading a team of industry sales, technical and business professionals in the New York area. Prior to that, she was Senior Vice President, North America Sales at Aspect Software from May 2014 through October 2015. From 2003 through 2014, Laura served in a number of positions at IBM, with her last role as Vice President, Strategic Services. She currently serves on the public board of directors of Zuora, Inc. a cloud-based subscription management platform provider. Laura holds a bachelor's degree with honors in international business from San Jose State University and a JD and MBA in international business and finance from the University of California at Berkeley. She is licensed to practice law in the State of California and the District of Columbia.

2023 Performance

Under Laura's leadership in 2023:

- Revenues grew 7% organically due to growth in both recurring (85% of the Corporates segment) and transactions revenues (15% of the Corporates segment). Recurring revenue growth was driven by Practical Law, Indirect Tax, HighQ, CLEAR, and the segment's businesses in Latin America. The increase in transactions revenues was driven by the Confirmation and Trust businesses.

- We implemented a new Corporates segment strategy, repositioning Thomson Reuters as the go-to-source for Corporate clients looking to enhance their growth, customer loyalty, and operational efficiency.

- We focused on customer-centric initiatives resulting in a year-over-year improvement of our Net Promoter Score from 20 to 26. Additionally, we introduced an accounts management approach to customers (Global Accounts Management) which is designed to reinforce our commitment to truly being customer centric.

- We successfully launched more than five new reseller partnerships in 2023, expanding our reach and strengthening our market presence.

2023 Target Compensation

	Target Total Direct Compensation (2023)		Fixed	Variable
	US$	% of base salary		
Base salary	530,000	–	21%	–
Annual incentive award	662,500	125%	–	26%
Long-term incentive awards	1,325,000	250%	–	53%
Total	2,517,500	–	21%	79%

Base salary: Laura joined our company with a base salary of $530,000 and she received a pro-rated amount during the time she worked at Thomson Reuters in 2023.

Annual incentive award: Laura's 2023 annual incentive award had a payout of 98% of target based on financial and individual performance.

Long-term incentive awards: Laura's 2023 award grant was split between 50% PRSUs, 25% TRSUs and 25% stock options. Because Laura was hired in March, her annual award was granted in May in accordance with the company's equity grant policy.

New hire sign-on awards: In 2023, we granted Laura 6,484 TRSUs (for a grant date value of $575,000) when she joined the company. As these TRSUs are not part of Laura's regular annual compensation, they are not reflected in the table above. Laura's TRSUs ratably vest over two years on each anniversary of the grant date. We also provided Laura with a $575,000 cash sign-on bonus, which would be forfeited and repaid if she were to leave the company or be terminated for cause within her first 12 months. Both of these awards were to replace compensation forfeited at her prior employer.



Kirsty Roth
Chief Operations and Technology Officer

Kirsty Roth has been Chief Operations and Technology Officer since August 2020. Prior to joining Thomson Reuters, Kirsty was Global Head of Operations and a Group General Manager for HSBC from May 2016 to August 2020. Before that, Kirsty was Chief Operating Officer for Finance, Operations and IT at Credit Suisse from 2011 to 2016 and a Consulting Partner with Deloitte from 2001 to 2011. Kirsty received a bachelor's degree in Chemistry from the University of Bristol.

2023 Performance

Under Kirsty's leadership in 2023:

- We accomplished several product and feature releases, unveiling a total of 13 new AI features within our strategic product suite. This achievement was made possible through our generative AI Platform, enabling the safe and efficient deployment of new AI skills into our products with speed and quality.

- We remained dedicated to enhancing our customers' experience through several key initiatives including an improvement in the performance and stability of our strategic products as well as a faster average speed of answer and first call resolution in our call centers. Additionally, we expanded customer service capabilities by enabling more clients to access self-help resources via our Customer Success Platform.

- We successfully evolved our digital offering, achieving a milestone of over $300 million in digital sales and renewals. This represents an increase of over 50% compared to the previous year, highlighting the impactful growth and effectiveness of our digital strategy.

- We achieved significant strides in technology. Approximately 90% of our revenues are now accessible through a cloud solution, reinforcing our commitment to cloud-based services. We have also heightened the cybersecurity of our product portfolio and substantially expanded TR Labs capacity to support our growth.

2023 Target Compensation

		Target Total Direct Compensation (2023)		Fixed	Variable
	CHF	US$	% of base salary		
Base salary	685,000	764,982	–	21%	–
Annual incentive award	856,250	956,227	125%	–	26%
Long-term incentive awards	1,712,500	1,912,454	250%	–	53%
Total	3,253,750	3,633,663	–	21%	79%

Base salary: Kirsty's base salary was unchanged in 2023.

Annual incentive award: Kirsty's 2023 annual incentive award had a payout of 98% of target based on financial and individual performance.

Long-term incentive awards: Kirsty's 2023 award grant (based on 2022 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.



Paul Bascobert
President, Reuters News

Paul Bascobert has been President of Reuters News since September 2022. Prior to joining Thomson Reuters in September 2022, he was the CEO of Blue Ocean Acquisition Corp, a special purpose acquisition company focused on media, marketplace and tech platform businesses from April 2021 to September 2022. Prior to that, he was CEO of Gannett Co., Inc from August 2019 to July 2020. Paul served as President of XO Group, a U.S. based media and technology company from September 2016 to May 2019 and prior to that served as President of Yodle Inc. from May 2014 to September 2016. Paul also served as President of Bloomberg Businessweek and Head of Business Operations for the newly created Bloomberg Media Group from December 2009 to May 2014, as well as Senior Vice President of Operations and then Chief Marketing Officer at Dow Jones from January 2006 to December 2009. Paul has a degree in electrical engineering from Kettering University and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania and is a member of the Council on Foreign Relations.

2023 Performance

Under Paul's leadership in 2023:

- Reuters News closed the year with revenues at $769 million, representing 4% organic growth compared to 2022 and the segment exceeded EBITDA targets.

- Signed new AI licensing deals with major technology development partners and launched Avista, an AI powered video tagging and translation tool for Agency clients.

- Acquired Imagen Ltd. and the business exceeded revenue and profitability goals for the year.

- Increased automated company news coverage fourfold.

- The Agency business of Reuters News ended the year at near all-time highs of revenue retention and an NPS.

- Received 150 journalism award honors, including two Pulitzer Prize finalists, a George Polk Award, four Loeb Award recognitions, 69 Best of Digital Design Awards and two World Press Photo Awards.

2023 Target Compensation

	Target Total Direct Compensation (2023)		Fixed	Variable
	US$	% of base salary		
Base salary	750,000	–	24%	–
Annual incentive award	937,500	125%	–	29%
Long-term incentive awards	1,500,000	200%	–	47%
Total	3,187,500	–	24%	76%

Base salary: Paul's base salary was unchanged in 2023.

Annual incentive award: Paul's 2023 annual incentive award had a payout of 98% of target based on financial and individual performance.

Long-term incentive awards: Paul's 2023 award grant (based on 2022 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Additional Information

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information about retirement and other pension benefits provided to each named executive officer, please see the "Pension and Other Retirement Benefits" subsection of the "Executive Compensation" section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis have been retained.

For our named executive officers, perquisites provided in 2023 consisted of:

- **Executive physicals** – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office.

- **Tax and financial planning assistance** – this benefit allows our named executive officers to utilize the services of a professional advisor who is familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to work with one advisor.

We offer a package of expatriate benefits to all employees on a company-initiated long-term assignment to a foreign location. These benefits are typically provided in our industry when companies ask their executives to work outside of their home country. Standard benefits for our executives include a housing allowance (if home sale assistance is not provided), a cost of living allowance for relocations between certain countries, health and welfare benefits, shipping and storage costs, tax equalization, tax preparation services and an annual home leave. None of our named executive officers are expatriates.

Insurance Policies

Our company provides life insurance to certain employees.

Our Canadian employees are provided with life insurance coverage equal to 1.5 times their base salary up to C$1,000,000. Employees may increase this coverage at their expense. Steve Hasker and Mike Eastwood are eligible for this benefit.

Our U.S. employees are provided with group life insurance in the amount of their base salary up to a maximum of $400,000. Employees may increase this coverage at their expense. Paul Bascobert and Laura Clayton McDonnell are eligible for this benefit.

Under the Swiss cash balance pension plan described in the Defined Benefit Pension Plans section of this circular, our Swiss employees are provided with lump sum death in service benefit equal to 2.0 times their base salary. In addition, and where applicable, there is a spouse or partner pension payable to the beneficiary which is equal to 60% of the disability pension available under the plan and an orphan's pension payable to the beneficiary equal to 20% of the disability pension available under the plan. Kirsty Roth is eligible for this benefit.

Termination Benefits

Each of our named executive officers may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. Additional information is provided in the "Termination Benefits" subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive's income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for annual and off-cycle awards. The following describes our current policy.

Annual grants of long-term incentive awards are typically approved at the Board's meeting in March of each year. In certain years, grants have occurred later in the year.

Under the equity grant policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO's approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the 10th day of each month.

New hire awards are made on the 10th day of the month following the month in which the grantee commenced employment with Thomson Reuters.

If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the 10th day of the month following the month when the closed period ended, or when we are no longer in possession of material nonpublic information.

If the 10th day of the month is not a business day, then the applicable award is made on the next business day that follows the 10th.

We do not backdate or spring-load stock option grants.

Clawback Policies

Effective October 2, 2023, our Board adopted a new Incentive-Based Compensation Clawback Policy (Financial Restatement) (the Financial Restatement Clawback Policy) which is designed to comply with Section 10D of the Securities Exchange Act of 1934 and the new NYSE listing standards adopted to cover recovery of erroneously awarded incentive-based compensation. The Financial Restatement Clawback Policy replaced our previously adopted financial restatement clawback policy. Under the Financial Restatement Clawback Policy, in the event of an accounting restatement due to our material noncompliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct a material error in previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, Thomson Reuters must recover erroneously awarded performance-based compensation previously paid to our executive officers in accordance with the terms of the Financial Restatement Clawback Policy. Furthermore, under the Financial Restatement Clawback Policy, Thomson Reuters is prohibited from indemnifying any executive officer or former executive officer against the loss of erroneously awarded performance-based compensation and from paying or reimbursing an executive officer for purchasing insurance to cover any such loss.

In addition, effective March 6, 2024, our Board adopted a new Incentive-Based Compensation Clawback Policy (Wrongful Acts), which permits us to seek reimbursement from our executive officers and certain other members of our management team in circumstances where such individuals engaged in wrongful acts such as theft, fraud, a violation of our Code of Business Conduct and Ethics or such other serious misconduct that results in harm to Thomson Reuters. A copy of our Incentive-Based Compensation Clawback Policy (Financial Restatement) is attached as an exhibit to our annual report.

Insider Trading Policy/Pledging and Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at **www.sedi.ca**. Our directors and executive officers are exempt from reporting their transactions with the SEC as our company is a foreign private issuer for SEC purposes.

Our directors and executive officers are prohibited from pledging Thomson Reuters securities or holding them in margin accounts.

Our directors, officers and employees are restricted from purchasing financial instruments or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Thomson Reuters securities. Prohibited transactions of this type include, but not are limited to, trading in puts and calls in Thomson Reuters securities, short sales of Thomson Reuters securities and other types of hedging transactions, such as prepaid variable forward sale contracts, equity swaps and collars.

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of C$100 and US$100 invested in our common shares for the periods presented. Our common shares are listed on the TSX in Canadian dollars and on the NYSE in U.S. dollars under the symbol "TRI".

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the U.S. dollar relative to the Canadian dollar can have a favorable effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.



	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Thomson Reuters Corporation (TRI-T)	100	144	165	243	253	333
S&P/TSX Composite Index	100	123	130	162	153	171

Cumulative Value of a US$100 Investment



	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Thomson Reuters Corporation (TRI-N)	100	152	177	263	255	343
S&P 500 Composite Index	100	131	156	200	164	207

Historic Named Executive Officer Compensation

Over the past five years (from January 1, 2018 to December 31, 2023), the total shareholder return of our U.S. and Canadian dollar denominated common shares was approximately 243% and 233%, respectively. During this same period, the total shareholder return for our U.S. dollar-denominated shares was higher than the S&P 500 Composite Index and the total return for our Canadian dollar-denominated shares was higher than the S&P/TSX Composite Index.

The graph below reflects named executive officer compensation based on amounts reflected in the Summary Compensation Table in this year's circular and in prior year circulars. The graph below excludes our former CEO and CFO for 2020 in order to provide a comparison of compensation earned by five named executive officers for each year. Two of our five named executive officers for 2020 (excluding our former CEO and CFO) joined Thomson Reuters during the year and one named executive officer was new to his role during that year.

We believe that the five-year trend set forth below reflects thoughtful and balanced compensation decision-making related to our CEO and our named executive officers.



CEO Compensation Lookback

The table below compares compensation awarded to Steve Hasker in 2020 (when he joined Thomson Reuters), 2021, 2022 and 2023 with the value of that compensation that has been realized or is realizable as of December 31, 2023. The value of realized compensation for each year includes base salary, the annual incentive award paid for the year and the value of vested RSUs and stock options. Vested RSUs are valued based on the market price at vesting and company performance in the case of performance awards. Vested stock options are valued based on the black-scholes value at vesting. Realizable compensation represents the value of unvested RSU and stock option awards based on the closing stock price on December 31, 2023. The value of realizable compensation is tied to future stock price and company performance until vested. The table also shows the realized and realizable value to the CEO for each $100 of compensation awarded each year, then the cumulative shareholder return per $100 invested in our common shares and in the S&P 500 Composite Index over the same period. These values are indexed at $100 to provide a more meaningful comparison.

Year Awarded	Period	Target total direct compensation	Realized and Realizable value as of December 31, 2023	Ratio of Realized and Realizable value as of December 31, 2023 to target total direct compensation (multiplied by $100)	Value of $100 (as of December 31, 2023)	
					Thomson Reuters shareholders	S&P 500 Composite
2020	3/15/20 to 12/31/20	$9,502,741	$19,298,565	$203	$250	$187
2021	1/1/21 to 12/31/21	$10,033,225	$19,690,556	$196	$194	$133
2022	1/1/22 to 12/31/22	$9,949,668	$15,345,105	$154	$131	$103
2023	1/1/23 to 12/31/23	$9,949,052	$10,955,202	$110	$135	$126

Cost of Management Ratio

The table below shows the cost of management ratio, which is reflected as total compensation reported for our top five most highly compensated named executive officers in the Summary Compensation Table for the last five years as a percentage of adjusted EBITDA. It excludes our former CEO and CFO for 2020 in order to provide a comparison of the cost of management ratio related to five named executive officers for each year. The cost of management ratio is affected by foreign exchange rates, the named executive officers each year and our adjusted EBITDA performance.

	2019	2020	2021	2022	2023
Total compensation reported for the NEOs	$28,397,606	$24,177,124	$28,288,239	$24,658,798	$24,022,203
Adjusted EBITDA	$1,493,000,000	$1,975,000,000	$1,970,000,000	$2,329,000,000	$2,678,000,000
Cost of management ratio	1.90%	1.22%	1.44%	1.16%	0.90%

Executive Compensation

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of compensation realizable by our named executive officers.

Name and principal position	Year	Salary ($)[1]	Share-based awards ($)[2]	Option-based awards ($)[3]	Non-equity incentive plan compensation ($) Annual incentive plans[4]	Pension value ($)[5]	All other compensation ($)[6]	Total compensation ($)
Steve Hasker President and Chief Executive Officer	**2023**	**1,109,576**	**4,965,256**	**1,655,068**	**2,174,769**	**–**	**170,317**	**10,074,986**
	2022	1,146,685	4,882,230	1,627,382	2,752,044	–	176,060	10,584,401
	2021	1,193,042	4,840,571	1,613,528	3,984,760	–	183,467	11,815,368
Mike Eastwood Chief Financial Officer	**2023**	**700,507**	**1,280,134**	**426,687**	**858,121**	**–**	**109,137**	**3,374,586**
	2022	709,487	1,235,832	411,925	1,064,231	–	110,316	3,531,791
	2021	738,170	1,225,340	408,410	1,540,929	–	115,157	4,028,006
Laura Clayton McDonnell President, Corporates	**2023**	**437,069**	**1,793,967**	**331,265**	**649,250**	**–**	**598,565**	**3,810,116**
	2022	–	–	–	–	–	–	–
	2021	–	–	–	–	–	–	–
Kirsty Roth Chief Operations and Technology Officer	**2023**	**764,982**	**1,388,335**	**462,759**	**937,103**	**125,499**	**360**	**3,679,038**
	2022	716,038	1,389,138	463,028	1,074,056	149,799	6,037	3,798,096
	2021	738,054	1,288,704	429,536	1,540,687	237,614	7,850	4,242,445
Paul Bascobert President, Reuters News	**2023**	**750,000**	**1,125,095**	**375,007**	**918,750**	**–**	**40,124**	**3,208,976**
	2022	213,699	300,028	–	320,548	–	10,082	844,357
	2021	–	–	–	–	–	–	–

1   Steve Hasker's and Mike Eastwood's 2023, 2022 and 2021 compensation was paid in Canadian dollars and amounts in the table have been translated to U.S. dollars. Kirsty Roth's 2023, 2022 and 2021 compensation was paid in Swiss francs and amounts in the table have been translated to U.S. dollars. Laura Clayton McDonnell joined the company in March 2023 and Paul Bascobert joined the company in September 2022. 2023 base salary information for Laura Clayton McDonnell and 2022 base salary information for Paul Bascobert reflect amounts earned from their respective start dates at our company through year-end.

2   Share-based awards reflect the grant date fair value of RSUs granted as long-term incentive awards in 2023, 2022 and 2021. The grant date fair value of all 2023, 2022 and 2021 awards were based on the closing price of our common shares on the NYSE on the date prior to the grant date. PRSUs are valued assuming target performance. In May 2023, Laura Clayton McDonnell received PRSU and TRSU awards representing a 2023 annual grant in addition to a one-time TRSU award to replace forfeited compensation at her prior employer. Additional information about our long-term incentive awards is provided in the "Compensation Discussion and Analysis" section of this circular.

3   For options granted in 2023, 2022 and 2021, we calculated the grant date fair value based on the closing common share price on the date prior to the grant date and used a Black-Scholes valuation of this share price. The grant date fair value of stock options granted in 2023, 2022 and 2021 was essentially the same as the accounting fair value of those stock options. Laura Clayton McDonnell received an option award representing an annual grant in May 2023. Additional information is provided in note 26 of our 2023 annual consolidated financial statements, which is included in our 2023 annual report. The following table provides additional information about options granted to named executive officers in the last three years.

Grant Date	Grant Date Fair Value and Accounting Fair Value (per option)	Applicable Share Price	Black-Scholes Valuation
May 10, 2023	$25.22	$123.39	20.44%
March 1, 2023	$25.97	$121.03	21.46%
March 2, 2022	$15.69	$102.00	15.38%
March 3, 2021	$11.37	$88.87	12.79%

The number of stock options granted to each named executive officer that were outstanding as of December 31, 2023 is set forth in the "Incentive Plan Awards" subsection that follows later in this circular.

4 Annual cash incentive payouts are with respect to performance during 2023, 2022 and 2021. Payouts were made in the first quarter of 2024, 2023 and 2022, respectively, following certification of the achievement of applicable performance goals. Laura Clayton McDonnell's annual cash incentive represents a full year incentive with no proration for her March 2023 start date, adjusted for business and individual performance, in connection with joining our company. Additional information is provided in the "Compensation Discussion and Analysis" section of this circular.

5 Pension value represents the compensatory portion of the change in the accrued defined benefit pension obligation. Additional information is provided in the "Pension and Other Retirement Benefits" section of this circular.

6 All other compensation for 2023 for our named executive officers also includes the following perquisites:

- For Steve Hasker, a supplemental retirement plan allocation of $166,436;
- For Mike Eastwood, a supplemental retirement plan allocation of $105,066;
- For Laura Clayton McDonnell, a supplemental retirement plan allocation of $20,894;
- For Kirsty Roth, financial planning of $360; and
- For Paul Bascobert, a supplemental retirement plan allocation of $37,500.

For additional information regarding the supplemental retirement plan allocations, please see the "Pension and Other Retirement Benefits" section of this circular.

All other compensation for 2023 for Laura Clayton McDonnell includes a special cash sign-on bonus of $575,000 to replace compensation forfeited at her prior employer.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within "All other compensation" as the right to receive dividends has been factored into the reported grant date fair value of the awards.

Steve Hasker does not receive additional compensation for serving on our Board of Directors.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2023. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2023 and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2023. PRSU awards may or may not pay out, depending on our company's performance against targets. For more information regarding these awards, please see the "Compensation Discussion and Analysis" section of this circular.

Name	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Steve Hasker	234,956	75.96	3/4/2030	16,508,009	147,782	$21,608,684	–
	141,911	88.87	3/3/2031	8,138,596			
	103,721	102.00	3/2/2032	4,586,543			
	63,730	121.03	3/1/2033	1,605,359			
Mike Eastwood	14,906	75.96	3/4/2030	1,047,296	37,601	5,498,018	–
	17,960	88.87	3/3/2031	1,030,006			
	26,254	102.00	3/2/2032	1,160,952			
	16,430	121.03	3/1/2033	413,872			
Laura Clayton McDonnell	13,135	123.39	5/10/2033	299,872	14,699	$ 2,149,288	–
Kirsty Roth	18,889	88.87	3/3/2031	1,083,284	40,798	$ 5,965,484	–
	22,134	102.00	3/2/2032	978,765			
	17,819	121.03	3/1/2033	448,861			
Paul Bascobert	14,440	$ 121.03	3/1/2033	$ 363,744	10,840	$ 1,585,025	–

The closing price of our common shares on December 31, 2023 on the NYSE was $146.22. During 2023, the high and low closing prices for our common shares on the NYSE were $146.22 and $114.07, respectively.

Restricted Share Units – Aggregate Number and Value

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2023, based on the closing price of our common shares on the NYSE on that day. RSU amounts below include additional units received from notional dividend equivalents. In 2023, we granted the following additional units from notional dividend equivalents to our named executive officers: Steve Hasker – 2,131; Mike Eastwood – 541; Laura Clayton McDonnell – 160; Kirsty Roth – 603; and Paul Bascobert – 140. Those additional units do not vest until the underlying RSUs vest. For additional information about our RSUs, please see the "Compensation Discussion and Analysis" section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs (#)*	Value ($)*
Steve Hasker	49,260	98,522	147,782	$21,608,684
Mike Eastwood	12,534	25,067	37,601	$ 5,498,018
Laura Clayton McDonnell	9,270	5,429	14,699	$ 2,149,288
Kirsty Roth	13,600	27,198	40,798	$ 5,965,484
Paul Bascobert	4,574	6,266	10,840	$ 1,585,025

* Assumes vesting of PRSUs at the target amount (100%).

Incentive Plan Awards – Value Vested or Earned in 2023

The following table sets forth information regarding incentive plan awards that vested or were earned in 2023. The dollar value of share-based awards (PRSUs and TRSUs) reflects the number of units vested multiplied by the closing price of our common shares on the NYSE on the vesting date. The dollar value of vested options reflects the difference between the closing price of our common shares on the NYSE on the vesting date and the exercise price of the applicable options. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2023. For more information regarding these awards, please see the "Compensation Discussion and Analysis" section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Steve Hasker	6,243,713	7,271,690	2,174,769
Mike Eastwood	2,185,605	1,845,313	858,121
Laura Clayton McDonnell	–	–	649,250
Kirsty Roth	558,618	441,235	937,103
Paul Bascobert	–	187,216	918,750

Stock Options – Exercises in 2023

As indicated in the table below, Mike Eastwood and Kirsty Roth were the only named executive officers who exercised stock options in 2023.

Name	Exercise date	Grant date	Number of options	Exercise price	Sale Price	Gain
Mike Eastwood	November 20, 2023	March 3, 2021	17,960	$ 88.87	$138.90	$ 898,540
	November 14, 2023	March 6, 2019	14,129	$ 54.36	$132.96	$ 1,110,539
	November 14, 2023	May 10, 2019	8,237	$ 63.26	$132.96	$ 574,119
	November 14, 2023	March 4, 2020	44,715	$ 75.96	$132.96	$2,548,755
Kirsty Roth	March 31, 2023	March 3, 2021	9,445	$ 88.87	$ 129.19	$ 380,822
	March 31, 2023	March 2, 2022	7,377	$ 102.00	$ 129.19	$ 200,581

Equity Compensation Plan Information

The following table provides information as of December 31, 2023 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the "Description of Equity Compensation and Other Plans" section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:			
Stock options	1,333,914	US$89.76	–
TRSUs	1,016,253	N/A[1]	–
PRSUs	642,164	N/A[1]	–
Total	2,992,331	–	8,459,523
Equity compensation plans not approved by security holders	–	–	–
Total	2,992,331	–	8,459,523

1 Unlike stock options, RSUs do not have an applicable exercise price.

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

- Stock incentive plan;

- Deferred compensation plan; and

- Employee stock purchase plans.

We also maintain a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our stock incentive plan, deferred compensation plan and employee stock purchase plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Chief Legal Officer and Company Secretary, 19 Duncan Street, Toronto, Ontario M5H 3H1, Canada.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our director compensation plan is described in the "About Our Directors – Director Compensation and Share Ownership" section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

Defined Benefit Pension Plans

Steve Hasker, Laura Clayton McDonnell and Paul Bascobert do not participate in a defined benefit pension plan.

Thomson Reuters has a broad based, U.S. defined benefit pension plan which has been closed to new participants since 2006. Mike Eastwood participated in the plan through April 2019. In 2020, we announced that we will freeze benefit accruals in the plan for participating employees effective as of January 1, 2023. The plan is funded by one of our wholly owned U.S. subsidiaries and is qualified under U.S. federal income tax laws.

Kirsty Roth participates in a Swiss cash balance pension plan. Participating employees contribute up to 10% of their insured (pensionable) salary and the company contributes 17% of the employee's insured (pensionable) salary. The maximum pensionable salary is CHF 860,400.

The following table sets forth information related to our two named executive officers who participate or participated in a defined benefit pension plan.

| Name | Number of years credited service (#)[1] | Annual benefits payable ($)[2] | | Opening present value of defined benefit obligation ($)[3] | Compensatory change ($)[4] | Non-compensatory change ($)[5] | Closing present value of defined benefit obligation ($)[6] |
		At year end	At age 65				
Mike Eastwood	13.58	58,000	58,000	446,000	–	45,000	491,000
Kirsty Roth	3.33	47,125	231,889	522,471	125,499	143,585	791,556

1. Kirsty Roth has 3.3 years of credited service with Thomson Reuters for her pension plan benefit and an additional 6.0 years of credit service that she earned while participating in a prior employer's pension plan and which was transferred into the Thomson Reuters plan during 2021. The table above only reflects amounts earned by Kirsty at Thomson Reuters.
2. Annual benefits payable at year-end and at age 65 represent the estimated pension earned for all service to date (up to January 1, 2024), and based on total service projected to age 65 (up to January 1, 2024), respectively. Benefits are calculated based on pensionable earnings used for the 2023 actuarial valuations for the Accrued Obligation calculations. Benefits are also based on the terms of current retirement agreements. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his or her normal retirement date.
3. For Mike Eastwood, the accrued obligation represents the value of the projected pension benefit from the pension plan and Retirement Plus plan, earned for all service through December 31, 2022 (measurement date for 2022 year-end disclosure). The key assumptions include a discount rate of 5.40%, a rate of compensation increase of 3.50% and the Pri 2012 mortality table with MP2021 generational improvement scale. For Kirsty Roth, the amount is based on December 31, 2022, IAS 19 reporting assumptions. The key assumptions are a discount rate of 2.20%, a rate of compensation increase of 2.25%, a cash balance interest crediting rate of 3.40%, and the BVG 2020 mortality with CMI mortality improvements including a long-term rate of 1.50% per year.
4. The amount shown above includes service cost (with interest to end of year) plus plan changes and differences between actual and estimated earnings. For Kirsty Roth, the compensatory change reflects the present value of the company contribution of CHF 112,077, projected until retirement at a growth rate of 3.30% and discounted back to current age at a rate of 1.50% and other actuarial assumptions in accordance with International Accounting Standards 19 rev. 2011.

5 For Mike Eastwood, the amount shown above includes the interest cost on the accrued obligation, the impact of assumption changes as a result of the 2023 experience study performed for both plans, and the impact of the change in discount rate from 5.40% to 5.10%. For Kirsty Roth, the amount shown includes interest on the opening present value of the defined benefit obligation, the impact of the change in discount rate from 2.20% to 1.50%; the change in the cash balance interest crediting rate from 3.40% to 3.30%; and the value of the member's contributions into the plan during the year.

6 For Mike Eastwood, the accrued obligation represents the estimated value of the projected pension benefit from the pension plan and Retirement Plus plan, earned for all service through December 31, 2023 (measurement date for 2023 year-end disclosure). The key assumptions include a discount rate of 5.10% and the Pri2012 mortality table with MP2021 generational improvement scale. For Kirsty Roth, the amount is based on December 31, 2023 IAS 19 reporting assumptions. The key assumptions are a discount rate of 1.50%, a rate of compensation increase of 2.25%, a cash balance interest crediting rate of 3.30%, and the BVG 2020 mortality with CMI mortality improvements including a long-term rate of 1.50% per year.

Defined Contribution Plans

Steve Hasker and Mike Eastwood participate in a Canadian defined contribution pension plan (DCPP). Our company contributes 15% of each of their base salary to their individual DCPP account, up to the Canada Income Tax Act (ITA) contribution limit (C$31,560 in 2023). Once the ITA limit is reached, the 15% allocation continues in a Supplemental Retirement Plan (SRP), where a notional account is tracked and held in the executive's name. There is no cap to the dollar value that can be allocated to the SRP. In 2023, Steve and Mike received SRP allocations of C$192,690 and C$110,003, respectively. The following table sets forth information related to Steve and Mike's participation in the DCPP and SRP.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)[1]
Steve Hasker	480,291.92	166,436.40	689,621.48
Mike Eastwood	362,118	105,066	502,883

1 End of year balances reflect losses due to investment performance.

Laura Clayton McDonnell and Paul Bascobert participate in a 401(k) retirement savings plan, which provide for company matching contributions to amounts contributed by each of them to the plan in 2023. Participating employees can contribute up to 50% of their eligible compensation on a combined before-tax or after-tax basis. All employees (including Laura Clayton McDonnell and Paul Bascobert) receive company matching contributions equal to 100% of the first 5% of eligible compensation that they contributed. The maximum before-tax and/or Roth 401(k) contribution that could be made by each of Laura Clayton McDonnell and Paul Bascobert in 2023 (including age 50+ catch-up contributions) was $30,000.

Retirement Plus Plans

We provide a supplemental benefit to Steve Hasker and Mike Eastwood through an SRP, as discussed above.

We provide a supplemental benefit to Laura Clayton McDonnell and Paul Bascobert through a "retirement plus" plan which is an unfunded, non-qualified defined benefit plan. Under this benefit, we provide allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS). In 2023, the IRS compensation limit was $330,000. As a result, Laura Clayton McDonnell and Paul Bascobert received an allocation of $4,394 and $21,000, respectively, in 2023 under this plan. Amounts under this plan are paid from our general assets. Mike Eastwood ceased participating in that plan at the end of April 2019 and has not received allocations to that plan since that time.

SERPs

None of our executive officers has a supplemental executive retirement plan (SERP).

Termination Benefits

Potential Payments upon Termination

Our change in control benefits for named executive officers require a "double trigger". We do not gross up taxes related to termination and no severance is provided for terminations for cause.

Agreements with Named Executive Officers

We have entered into an agreement with Steve Hasker that relates to potential payments to him upon termination of employment. The discussion below is qualified by the summary of that agreement which is provided later in this section.

Severance payments

Each of our named executive officers would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

Annual incentive awards

Pursuant to award terms and conditions, 2024 annual incentive awards would be treated as follows in the event of termination. As discussed later in this section, we simplified our treatment of retirement by reflecting one definition for annual incentive awards in 2022 and 2023.

Termination Event	Award Treatment
Voluntary termination	Forfeited if this occurs on or prior to February 28, 2025, subject to applicable law.
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	If this occurs between January 1, 2024 and December 31, 2024, an award payout will be made to the executive that is pro-rated through the date of termination based on the executive's target award and modified by the business performance for the 2024 performance period. Payment will be made in or about March 2025 following the completion of the 2024 performance period.
Sale of the executive's business or Change of Control of Thomson Reuters	Thomson Reuters may (without the consent of the executive) assign all or part of its award payment obligation to make payments under the annual incentive plan or for a third party purchaser to substitute a substantially similar award for the executive and other participants whose business is being acquired or if a Change of Control occurs.
Retirement	Forfeited, if this occurs between January 1, 2024 and June 30, 2024. If this occurs between July 1, 2024 and December 31, 2024, an award payout will be made that is pro-rated through the date of termination based on the executive's target award and modified by business performance for the 2024 performance period. Payment will be made in or about March 2025 following the completion of the 2024 performance period.
Disability or Death	Forfeited, if this occurs between January 1, 2024 and June 30, 2024. If this occurs between July 1, 2024 and December 31, 2024, an award payout will be made that is pro-rated through the date of termination based on the executive's target award. Payment will be made as soon as administratively practicable following the occurrence of the event.

If an executive's employment is terminated for any reason other than voluntary termination, for poor performance or for Cause (i) between January 1, 2025 and February 28, 2025 but before award payouts are made, an award payout based on the executive's target award, modified by business performance for the 2024 performance period, will be made on the payment date in 2025; and (ii) between March 1, 2025 and the payment date in 2025, an award payout based on the executive's target award, modified by the business and individual performance for the 2024 performance period, will be made on the payment date in 2025.

Equity-based awards

The tables below set forth the treatment of stock options, TRSUs and PRSUs granted in 2022 and 2023 in the event of termination. As discussed later in this section, we simplified our treatment of retirement by reflecting one definition in equity-based awards granted in 2022 and 2023. Equity-based awards granted prior to 2022 reflected separate definitions for "Early Retirement" and "Normal Retirement" (which are discussed below). We discuss the current definition of "Retirement" and the previous definitions of "Early Retirement" and "Normal Retirement" later in this section.

Stock options

Pursuant to award terms and conditions, stock options granted in 2022 and 2023 would be treated as follows in the event of termination:

Termination Event	Vested Options	Unvested Options	Exercise Period
Voluntary termination	Remain exercisable	Forfeited	The earlier of 3 months from the termination date or the grant expiration date.
Involuntary termination for poor performance or for Cause	Forfeited	Forfeited	N/A
Involuntary termination not for poor performance or without Cause	Remain exercisable	One additional vesting period (standard vesting is 25% in each of the first four years of the award) is accelerated and exercisable upon termination and the remaining unvested options are forfeited.	The earlier of 3 months from the termination date or the grant expiration date.
Sale of the holder's business	Remain exercisable	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested options.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming options or substituting similar awards)	Remain exercisable	Fully vested upon a "double trigger" (involuntary termination not for poor performance or without Cause within two years following a Change of Control (as described below)); otherwise, the options continue to vest on the original vesting date(s) subject to continuous employment.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.
Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Retirement or expiration of the options. Options outstanding for less than 7 years: 7 years from the grant date.
Disability	Remain exercisable	Fully vested	The earlier of 1 year from the Disability date or the grant expiration date
Death	Remain exercisable	Fully vested	The earlier of 1 year from the date of Death or the grant expiration date

TRSUs

Pursuant to award terms and conditions, TRSUs granted in 2022 and 2023 would be treated as follows in the event of termination:

Termination Event	Unvested TRSUs
Voluntary termination	Forfeited
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days from the grant date to the termination date). Vesting would occur on the termination date. The remaining TRSUs would be forfeited.
Sale of the holder's business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested TRSUs.
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming TRSUs or substituting similar awards)	Fully vested upon a "double trigger" (involuntary termination not for poor performance or without Cause within two years following a Change of Control); otherwise, the TRSUs would become vested on the scheduled vesting date(s), subject to continuous employment.
Retirement	Continue to vest on the scheduled vesting date(s) if the TRSUs have been outstanding for at least six months when Retirement occurs. If the TRSUs have not been outstanding for that period, they would be forfeited.
Disability	Fully vested
Death	Fully vested

PRSUs

Pursuant to award terms and conditions, PRSUs granted in 2022 and 2023 would be treated as follows in the event of termination:

Termination Event	Unvested PRSUs
Voluntary termination	Forfeited
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period. Vesting would occur on the original vesting date(s). The remaining PRSUs would be forfeited.
Sale of the holder's business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested PRSUs.
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming PRSUs or substituting similar awards)	If a Change of Control occurs during first two years of the three year performance period, PRSUs will be converted to TRSUs at 100% of target performance and become vested on the original vesting date.
	If a Change of Control occurs during year three of the three year performance period, PRSUs will be converted to TRSUs based on estimated performance and become vested on the original vesting date.
	"Double trigger"—if a holder ceases to be an employee as a result of involuntary termination not for poor performance or without Cause within two years following a Change of Control, then all of the holder's outstanding TRSUs (which were converted from PRSUs at the time of the Change of Control) shall become fully vested on the date that the holder ceased to be an employee.
Retirement	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.
Disability	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).
Death	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Retirement

As noted above, we simplified our treatment of retirement by reflecting one definition for annual incentive and equity-based awards granted in 2022 and 2023. Equity-based awards granted prior to 2022 reflect separate definitions for "Early Retirement" and "Normal Retirement". These definitions are subject to any existing or additional statutory requirements or prescribed definitions that may be set forth by local laws in jurisdictions where awards have been granted and which would take precedence.

Awards granted in 2022 and 2023	**Retirement** means retirement from active employment on or after attaining (a) age 65 or (b) age 60 or more and the combination of an employee's age and years of credited service with Thomson Reuters is equal to 65 or more. For purposes of section (b) of this definition, partial years will be counted solely to determine whether an employee satisfies the total of 65 or more, but will not be rounded.
Awards granted prior to 2022	**Early Retirement** means age 60; provided that employees in the United States (the 50 states and the District of Columbia) must have at least 5 years of credited service. **Normal Retirement** means age 65 for employees without supplemental executive retirement plans (SERPs) and age 62 and at least 10 years of credited service for employees with SERPs.

Pursuant to award terms and conditions, *stock options* granted prior to 2022 would be treated as follows in the event of termination due to Normal Retirement or Early Retirement:

Termination Event	Vested Options	Unvested Options	Exercise Period
Normal Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Normal Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Normal Retirement or expiration of the options. Options outstanding for less than 7 years: 7 years from the grant date.
Early Retirement	Remain exercisable	Partially vested, reduced by 5% for each year that the holder retired prior to Normal Retirement; provided that the options have been outstanding for at least six months when Early Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	The earlier of 1 year from the Early Retirement date or the grant expiration date.

Pursuant to award terms and conditions, *TRSUs* granted prior to 2022 would be treated as follows in the event of termination due to Normal Retirement or Early Retirement:

Termination Event	Unvested TRSUs
Normal Retirement	Continue to vest on the scheduled vesting date(s) if the TRSUs have been outstanding for at least six months when Normal Retirement occurs. If the TRSUs have not been outstanding for that period, they would be forfeited.
Early Retirement	Pro rata vesting based on active service as an employee (measured in calendar days) during the award period if the TRSUs have been outstanding for at least six months when Early Retirement occurs. Vesting would occur on the termination date. If the TRSUs have not been outstanding for that period, they would be forfeited.

Pursuant to award terms and conditions, *PRSUs* granted prior to 2022 would be treated as follows in the event of termination due to Normal Retirement or Early Retirement:

Termination Event	Unvested PRSUs
Normal Retirement	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Normal Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.
Early Retirement	Pro rata vesting on the scheduled vesting date(s) based on active service as an employee (measured in calendar days) during the performance period (and as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Early Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Change of Control

A "Change of Control" for purposes of our incentive plan awards would occur in the following circumstances: (i) all or substantially all of the assets of our company are sold, assigned or transferred other than to a subsidiary; (ii) a change in a majority of our Board members; (iii) 50% or more of our company's outstanding voting securities are acquired by someone other than Woodbridge; or (iv) a going private transaction results in Woodbridge owning more than 50% of our company's outstanding voting securities.

The Change of Control treatment described in the tables above is based on the surviving, successor or acquiring company assuming our outstanding incentive plan awards or substituting similar options or awards for our outstanding incentive plan awards. If the surviving, successor or acquiring company does not assume our outstanding incentive plan awards or substitute similar options or awards for our outstanding incentive plan awards, or our Board otherwise determines, our incentive plan awards will generally vest.

In the event of a Change of Control, our Board also has the power to (i) modify the terms of our annual incentive awards as it considers fair and appropriate to participants; (ii) modify the terms of our annual incentive awards to assist participation in the actual or potential Change of Control event; or (iii) terminate annual incentive awards not exercised or settled following the Change of Control.

Pension and benefits

Each named executive officer would be entitled to outplacement and continuation of generally available health and welfare benefits during the applicable period following termination. In addition, an executive may be eligible for continuation of supplemental benefits such as executive physicals, tax, and financial planning.

Other terms and conditions

Our named executive officers do not have a right to receive a gross-up for any taxes that might be due upon termination.

In the event of termination without cause, each named executive officer would be required to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits. Each named executive officer has agreed to a set of restrictive covenants (e.g., non-compete, non-solicit, non-disparagement and confidentiality obligations) as part of PRSU, TRSU and/or stock option award terms and conditions.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive's age, the circumstances of termination and any changes to our benefit arrangements and policies.

Agreement with Steve Hasker

We agreed with Steve Hasker that any PRSUs, TRSUs and stock options granted to him in 2020 and 2021 will vest in full in the event of his involuntary termination without cause or his resignation for good reason within 48 months of his start date with our company. Equity awards granted to Steve in 2022 and later years are subject to standard grant terms and conditions.

Prior to August 24, 2024 (and, in either event, at least six months prior to the fifth anniversary of Steve becoming a Canadian tax resident) (referred to as the "Departure Tax Trigger Date"), our company and Steve will undertake to analyze the impact to him of tax that may be levied by Canada Revenue Agency on the deemed disposition of certain types of assets when a person emigrates from Canada if his employment were to terminate with Thomson Reuters following the Departure Tax Trigger Date and he were to relocate back to the United States or to any other jurisdiction outside of Canada. Prior to a date which is 30 days prior to the Departure Tax Trigger Date, our company will choose, after good faith consultation with Steve, a commercially reasonable step to deal with the impact to him of the Canadian departure tax at no net cost to him. Such a step may include relocating Steve's primary place of employment to any of Thomson Reuters' offices in Ann Arbor, Dallas, Minneapolis-St. Paul or New York City (with such choice of location to be the subject of consultation with Steve, but ultimately within Thomson Reuters' sole discretion taking into account the best interests of our company). Any such relocation shall not constitute "Good Reason" for purposes of Steve's employment agreement with our company.

Estimated incremental values

Each named executive officer may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that could be available to each named executive officer upon the applicable specified event. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table. The amounts in the table assume that the named executive officer left our company on December 31, 2023. The closing price of our common shares on the NYSE on that date was $146.22.

	Involuntary Termination without Cause	Early Retirement	Involuntary termination for Cause or voluntary resignation	Resignation for good reason	Death or Disability	Qualifying "double trigger" termination following a Change of Control[1]
Steve Hasker						
Severance	$ 2,219,152	–	–	–	–	$ 2,219,152
Equity-based compensation[2]	$1,823,900	–	–	$9,202,500	–	–
Pension	–	–	–	–	–	–
Benefits	$ 60,000	–	–	–	$30,000	–
Total	$ 4,103,052	$0	$0	$9,202,500	$30,000	$ 2,219,152
Mike Eastwood						
Severance	$ 1,410,163	–	–	–	–	$ 1,410,163
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$ 60,000	–	–	–	$30,000	–
Total	$ 1,470,163	$0	$0	$0	$30,000	$ 1,410,163
Laura Clayton McDonnell						
Severance	$1,060,000	–	–	–	–	$1,060,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$ 60,000	–	–	–	$30,000	–
Total	$ 1,120,000	$0	$0	$0	$30,000	$1,060,000
Kirsty Roth						
Severance	$ 1,529,964	–	–	–	–	$ 1,529,964
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$ 60,000	–	–	–	$30,000	–
Total	$1,589,964	$0	$0	$0	$30,000	$ 1,529,964
Paul Bascobert						
Severance	$1,500,000	–	–	–	–	$1,500,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$ 60,000	–	–	–	$30,000	–
Total	$1,560,000	$0	$0	$0	$30,000	$1,500,000

1 Payable upon a "double trigger" (involuntary termination not for poor performance or without Cause within two years following a Change of Control). Amounts reflected for all named executive officers relate to a Change of Control of Thomson Reuters.

2 Reflects the value of incremental compensation that would be available to Steve Hasker as a result of the equity awards that would vest in accordance with the agreement described in the "Agreement with Steve Hasker" section of this circular in the event of his involuntary termination without cause or his resignation for good reason within 48 months of his start date with Thomson Reuters.

Indebtedness of Officers, Directors and Employees

As of April 12, 2024, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. As of April 12, 2024, there was no indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries owing to Thomson Reuters or any of our subsidiaries.

Directors' and Officers' Indemnification and Insurance

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the *Business Corporations Act (Ontario)* (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company's request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company's request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors' and officers' liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $200 million for each claim and $200 million in the aggregate (including defense costs) and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual gross premiums paid by our company relating to directors' and officers' liability insurance are currently approximately $1.7 million.

Additional Information

Non-IFRS Financial Measures

This circular includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), adjusted EBITDA less accrued capital expenditures and the related margin, free cash flow, adjusted EPS, effective tax rate on adjusted earnings, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the "Big 3" segments. In the "Compensation Discussion and Analysis" section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see Appendices A and B of the Management's Discussion and Analysis (MD&A) section of our 2023 annual report. Our 2023 annual MD&A has been filed on SEDAR+ and EDGAR and applicable reconciliations and disclosures from our 2023 annual MD&A are incorporated by reference in this circular. Adjusted EBITDA less accrued capital expenditures and free cash flow, as discussed in this circular and as used for incentive compensation purposes, are reconciled to earnings from continuing operations and net cash provided by operating activities, respectively, as disclosed and reconciled in our 2023 annual MD&A. Additionally, when we use the terms "organic" and "organically", we are referring to our changes in revenues of our existing businesses at constant currency excluding the impacts of acquisitions and dispositions. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

How to Contact the Board

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them by e-mail at **board@thomsonreuters.com** or by mail c/o Norie Campbell, Chief Legal Officer and Company Secretary, Thomson Reuters, 19 Duncan Street, Toronto, Ontario, M5H 3H1, Canada.

2024 Annual Meeting – Questions from Shareholders

At the annual meeting, shareholders in attendance will be provided with an opportunity to submit or ask questions to our Board, CEO, CFO and other members of senior management in attendance. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year's meeting in person but have a question, you may e-mail your question to **investor.relations@thomsonreuters.com** prior to the meeting.

While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Where to find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, Corporate Governance Guidelines and charters for the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee and position descriptions for the Chairman, Lead Independent Director, CEO and the Chair of each committee are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States or by an e-mail request sent to **investor.relations@thomsonreuters.com**. These documents are also available on our website, **www.thomsonreuters.com.**

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, **www.thomsonreuters.com**. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2023 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR+ at **www.sedarplus.ca** and in the United States with the SEC through EDGAR at **www.sec.gov**. A copy of our Corporate Governance Guidelines has been filed on SEDAR+ and EDGAR and is incorporated by reference in this circular.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all "equity compensation plans" and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company to be considered for appointment. The nomination committee assists in scrutinizing candidates' suitability and its members include two persons appointed by the chairman after consultation with the European Court of Human Rights (ECHR). These have historically been judges of the ECHR. Our Board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other directors of the Thomson Reuters Founders Share Company to the nomination committee. Other members are representatives of press associations from the United Kingdom and Australia. The chairman of the Thomson Reuters Founders Share Company acts as chairman of the nomination committee.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News are also party to an Amended and Restated Reuters Support Agreement governing the relationship between them.

For additional information about the Thomson Reuters Founders Share Company, its directors, the Thomson Reuters Trust Principles, the Founders Share that our company has issued to the Thomson Reuters Founders Share Company and the Amended and Restated Reuters Support Agreement, please see our 2023 annual report.

Additional Director Information

Steve Hasker, our President and Chief Executive Officer and a director of our company, was a director of Global Eagle Entertainment Inc. until May 2020. In July 2020, Global Eagle Entertainment Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

Kim Rivera, a director of our company, is a director of Cano Health, Inc. In February 2024, Cano Health, Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

Share Repurchases – Normal Course Issuer Bid

We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Share repurchases are typically repurchased under a normal course issuer bid. Our existing normal course issuer bid enables us to purchase up to 10 million common shares between November 3, 2023 and November 2, 2024 at prevailing market prices in amounts and at times determined by our company. The normal course issuer bid permits us to purchase shares through the TSX or the NYSE and/ or other exchanges and alternative trading systems, if eligible, or by such other means as were permitted by the TSX and/or NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases if we had received an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases.

In November 2023, we announced a program to repurchase up to $1.0 billion of our common shares. This new buyback program is in addition to the $2.0 billion repurchase program we completed in the first quarter of 2023. In 2023, we repurchased approximately 8.6 million shares for $1,079 million at an average price per share of $125.07 share repurchases under the normal course issuer bid programs. Please see our 2023 annual report for additional information regarding our share repurchases and normal course issuer bid. A copy of the notice of intention related to the normal course issuer bid is available at **www.sedarplus.ca** and **www.sec.gov** and may also be obtained without charge from our Investor Relations Department at the address listed above.

Directors' Approval

The Board of Directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.



Norie Campbell
Chief Legal Officer & Company Secretary

April 22, 2024

Appendix A – Equity Compensation and Other Plan Information

Stock Incentive Plan	
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose	Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company's success and their desire to remain with Thomson Reuters.
Maximum number of shares issuable	69,150,969 shares, representing approximately 15.27% of our total issued and outstanding shares as of year end.
Shares and awards issued in 2023	In 2023, we issued approximately 1.7 million shares under the plan, which represented approximately 0.38% of our total issued and outstanding shares as of year-end. Total awards granted in 2023 represented approximately 0.21% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2023 represented approximately 0.06% and RSUs granted in 2023 represented approximately 0.15%.
Other limits	Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.
	The maximum number of shares that may be issued in respect of RSU awards granted after December 31, 2016 will not exceed 13,503,378 shares.
	The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 5,000,000.
	The number of shares issued to "insiders" and their "associates" within any one-year period under the plan and any other security based compensation arrangement of Thomson Reuters cannot exceed 5% of the aggregate number of our issued and outstanding shares on a non-diluted basis. The maximum number of shares issuable to "insiders", at any time, under the plan and any other share based compensation arrangement of Thomson Reuters cannot exceed 10% of the aggregate number of our issued and outstanding shares on a non-diluted basis.
	The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. We may not issue ISOs under the plan at this time.
	Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.
Types of awards that may be issued	Non-qualified stock options, stock appreciation rights (SARs), awards of RSUs and other awards of shares based on the value of shares. Through the date of this circular, we have only issued non-qualified stock options and RSUs under this plan. We issue SARs under our separate phantom stock plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.

	As of December 31, 2023
Common shares issued under the plan	57,699,115 [1]
Common shares remaining for issuance	11,451,854 (representing approximately 2.53% of our issued and outstanding shares as of year-end)
Stock options and RSUs outstanding	2,992,331 (representing approximately 0.66% of our issued and outstanding shares as of year-end)
Common shares remaining for issuance less outstanding stock options and RSUs	8,459,523 (representing approximately 1.87% of our issued and outstanding shares as of year-end)
Common shares issued and outstanding	452,962,832
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year ended December 31, 2023 of 463,175,043	2.47%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	2.41%

(1) Of the 57,699,115 common shares reflected as being issued under the plan as of December 31, 2023, only 29,384,564 common shares have been actually issued due to net settlement of RSUs and various stock options. When RSUs vest or stock options are exercised, our company deducts the gross amount of the underlying securities from the plan's share reserve.

We believe that our stock incentive plan grant practices are conservative relative to applicable benchmarks and our compensation peer group. The following table provides information as of the end of each year indicated related to the stock incentive plan's share usage, burn rates and potential dilution.

	As of December 31,		
	2023	**2022**	**2021**
Share usage – the total number of shares issued pursuant to stock options and RSUs during the applicable year, divided by the total weighted average of common shares outstanding during the year	0.19%	0.23%	0.22%
Burn rate – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.20%	0.28%	0.28%
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year	2.47%	2.72%	3.07%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	2.41%	2.65%	2.98%

Expiration of options	Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options and RSUs granted in 2023 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination. If options or SARs would otherwise expire during a blackout period, the term will be extended until 10 business days after conclusion of such blackout period.
Plan amendments and changes	The Board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval (including, but not limited to, minor "housekeeping" changes, changes to comply with applicable laws and changes to vesting provisions of awards), except for an amendment which:
• increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;
• Increases the maximum number of shares that can be issued pursuant to RSUs;
• increases the maximum number of shares which may be issued under the awards held by a participant;
• reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;
• extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;
• changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;
• changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;
• extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;
• changes the rights attaching to our common shares;
• changes the amending provisions of the plan;
• removes or exceeds the insider participation limit under the plan (as defined in the TSX Company Manual), as amended from time to time; or
• is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.
Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.
Exercise process	Cashless exercises permitted, as well as cash payments. For a cashless exercise of options, the participant will receive the net number of shares equal to the in-the-money amount of the options (less applicable taxes). The number of options exercised will be deducted from the share reserve.
Transfers and assignments	Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement.

Phantom Stock Plan

Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2023	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2023	Not applicable, since all awards are cash-based.
Total SARs outstanding as of December 31, 2023	Not applicable, since all awards are cash-based.
Burn rate – the total number of SARs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan

Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	6,488,478 shares, representing approximately 1.43% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2023	1,835,331 shares, representing approximately 0.41% of our total issued and outstanding shares.
Total DSUs outstanding as of December 31, 2023	Total DSUs outstanding of 190,215 as of year-end 2023 represented approximately 0.04% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2023	4,462,932 shares, representing approximately 0.99% of our total issued and outstanding shares.
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs	Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

The following table provides information as of the end of each year indicated related to the deferred compensation plan's share usage, burn rates and potential dilution.

	As of December 31,		
	2023	**2022**	**2021**
Share usage – the total number of shares issued pursuant to DSUs in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.008%	0.030%	0.020%
Burn rate – the total number of DSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.002%	0.004%	0.002%
Potential Dilution – the total number of all DSUs available for issue, divided by the total weighted average of common shares outstanding during the year	1.005%	0.976%	0.980%
Full Dilution – the total number of all DSUs available for issue plus all DSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all DSUs outstanding and available for issue	0.995%	0.960%	0.971%

Employee Stock Purchase Plans	
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	20,388,909 shares (comprised of 14,633,208 for U.S. employee stock purchase plan and 5,755,701 for global employee stock purchase plan), representing approximately 4.50% of our total issued and outstanding shares as of year-end.
Shares issued as of December 31, 2023	16,023,367 shares, representing approximately 3.54% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2023	4,365,542 shares, comprised of 2,224,302 shares for the U.S. ESPP and 2,141,240 for the global ESPP, representing approximately 0.96% of our total issued and outstanding shares (0.49% for the U.S. ESPP and 0.47% for the global ESPP).
Types of equity-based awards that may be issued	• Common shares
ESPP—key terms	• The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.
	• On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.
	• A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.
	• Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above. The U.S. ESPP and the Global ESPP were each amended in February 2024 to (i) provide that a participant's ability to designate a beneficiary under the applicable plan is subject to, and such designation must be made in accordance with, the policies of the plan administrator, and (ii) remove the restriction on our ability to grant options under the plans after February 23, 2025. In accordance with the terms of the plans, shareholder approval was not required for these amendments.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

The following table provides information as of the end of each year indicated related to the ESPP's share usage, burn rates, potential dilution and full dilution.

	As of December 31,		
	2023	**2022**	**2021**
Share usage – the total number of common shares issued under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.05%	0.07%	0.07%
Burn rate – the total number of common shares granted under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.05%	0.07%	0.07%
Potential Dilution – the total number of all common shares available for issue under the ESPP, divided by the total weighted average of common shares outstanding during the year	0.94%	0.95%	0.99%
Full Dilution – the total number of all common shares available for issue under the ESPP plus all common shares outstanding under the ESPP, divided by the weighted average of common shares outstanding during the year plus all common shares outstanding and available for issue under the ESPP	0.93%	0.94%	0.98%



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